Form 10-K, Exhibit 13
period 1997-12-31
KENDLE INTERNATIONAL INC
filed 1998-03-31
CIK 1039151

                                                                      Exhibit 13



                                                              1997 Annual Report

                               TABLE OF CONTENTS





                     Financial Highlights
                     (inside front cover)

               2     Letter to Shareholders

               9     Selected Financial Data

               11    Quarterly Financial Data

               12    Management's Discussion and Analysis

               18    Consolidated Statements of Operations
[KENDLE LOGO]
               19    Consolidated Balance Sheets

               20    Consolidated Statements of Cash Flows

               22    Consolidated Statements of Shareholders' Equity

               23    Notes to Consolidated Financial Statements

               33    Report of Independent Accountants

               34    Management Team

               35    Corporate Information

               36    Kendle Worldwide Locations

Corporate Profile
--------------------------------------------------------------------------------

                                                MISSION

                                                To be recognized as the premier
                                                provider of quality Phase I
                                                through IV clinical development
                                                services for the pharmaceutical
                                                and biotechnology industries.




KENDLE INTERNATIONAL INC.

In 1981, CEO Candace K. Bryan, PharmD, and COO Christopher
Bergen founded Kendle. Today, the organization has grown to more than 865 professionals around the world. Kendle is a contract research organization that provides the pharmaceutical and biotechnology industries with quality clinical development services to accelerate the drug development process. These services include Phase I through IV clinical trial management, clinical data management, statistical analysis, medical writing and regulatory consultation and representation.

Financial Highlights
--------------------------------------------------------------------------------


NET REVENUES             INCOME FROM OPERATIONS        PRO FORMA NET INCOME*
$ Millions               $ Thousands                   $ Thousands


[GRAPHIC]                     [GRAPHIC]                     [GRAPHIC]

 1995     1996    1997      1995   1996    1997          1995   1996   1997
$6,118  $12,959  $44,233    $610  $1,189  $5,229         $328   $681  $1,914





(in thousands, except per share data)       1995         1996          1997
------------------------------------------------------------------------------

  Net Revenues                           $  6,118      $ 12,959      $ 44,233


  Income from Operations                      610         1,189         5,229


  Pro Forma Net Income*                       328           681         1,914


  Diluted Pro Forma Net
   Income Per Share*                         0.09          0.17          0.33


  Working Capital                            (139)         (294)       20,710


  Total Assets                              2,432         8,623        79,625


  Shareholders' Equity                        345           944        50,349


* Pro forma data assumes the Company was taxed as a C corporation for the entire period.

SELECTED FINANCIAL DATA

---------------------------------------------------------------------------------------------------------------------------------
                                                                             Years Ended December 31,
(in thousands, except share and per share data)         1997             1996            1995           1994            1993

CONSOLIDATED STATEMENT OF OPERATIONS

Net revenues                                         $    44,233     $    12,959     $     6,118     $     4,431     $     2,555
Costs and expenses:
     Direct costs                                         25,818           8,176           3,564           2,760           1,548
     Selling, general and administrative                  11,603           3,278           1,776           1,067             603
     Depreciation and amortization                         1,583             316             168             127             111
                                                     ----------------------------------------------------------------------------
                                                          39,004          11,770           5,508           3,954           2,262
Income from operations                                     5,229           1,189             610             477             293
Interest expense                                            (425)            (65)            (69)            (43)            (61)
Other income, net                                            310              10               6              24              20
                                                     ----------------------------------------------------------------------------
Income before income taxes and extraordinary item          5,114           1,134             547             458             252
Income taxes                                               1,451
                                                     ----------------------------------------------------------------------------
Income before extraordinary item                           3,663           1,134             547             458             252
Extraordinary item, net of tax benefit                    (1,140)
                                                     ----------------------------------------------------------------------------
Net income                                           $     2,523     $     1,134     $       547     $       458     $       252
                                                     ----------------------------------------------------------------------------
PRO FORMA INCOME DATA(2)

Income before extraordinary item                     $     3,663     $     1,134     $       547     $       458     $       252
Pro forma adjustment for income taxes                        609             453             219             183             101
                                                     ----------------------------------------------------------------------------
Pro forma income before extraordinary item                 3,054             681             328             275             151
Extraordinary item, net of tax benefit                    (1,140)
                                                     ----------------------------------------------------------------------------
Pro forma net income                                 $     1,914     $       681     $       328     $       275     $       151
                                                     ----------------------------------------------------------------------------
PRO FORMA INCOME PER SHARE DATA(2, 3)

Basic:
     Income per share before extraordinary item      $      0.60     $      0.19     $      0.09     $      0.08     $      0.04
     Extraordinary item per share                          (0.22)
                                                     ----------------------------------------------------------------------------
     Net income per share                            $      0.38     $      0.19     $      0.09     $      0.08     $      0.04
                                                     ----------------------------------------------------------------------------
     Weighted average shares outstanding               5,055,452       3,650,000       3,650,000       3,650,000       3,650,000
Diluted:
     Income per share before extraordinary item      $      0.53     $      0.17     $      0.09     $      0.07     $      0.04
     Extraordinary item per share                          (0.20)
                                                     ----------------------------------------------------------------------------
     Net income per share                            $      0.33     $      0.17     $      0.09     $      0.07     $      0.04
                                                     ----------------------------------------------------------------------------
     Weighted average shares outstanding               5,763,308       4,017,493       3,852,465       3,803,738       3,803,738


                                    continued

--------------------------------------------------------------------------------


                                                                               As of December 31,
                                                                1997       1996       1995       1994      1993

CONSOLIDATED BALANCE SHEET DATA(1, 4)
Working capital                                               $ 20,710   $   (294)   $ (139)    $  (208)  $  (492)
Total assets                                                    79,625      8,623     2,432       1,874     2,181
Total long-term debt                                             3,087        761       151         139       173
Total shareholders' equity (deficit)                            50,349        944       345          51      (343)

NOTES TO SELECTED FINANCIAL DATA

1 During 1997, the Company made two acquisitions. See Note 12 to the consolidated financial statements.

2 The pro forma data reflects the application of corporate income taxes to the Company's net income at an assumed statutory combined federal and state rate which would have been recorded if the Company had been taxed as a C corporation during such periods.

3 Pro forma income per share data has been retroactively restated for all periods presented to conform with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." See Note 11 to the consolidated financial statements.

4 On August 22, 1997, the Company and its shareholders completed an initial public offering, in which the Company raised net proceeds of $45.2 million.

QUARTERLY FINANCIAL DATA (UNAUDITED)



                                                                                         Quarter
(in thousands, except per share and stock price data)                First        Second       Third      Fourth

1997

Net revenues                                                        $ 5,962      $  7,210    $12,518    $  18,543
Income from operations                                                  543           990      1,528        2,168
Pro forma income before extraordinary item(1)                           317           534        756        1,292
Pro forma net income (loss)(1)                                          317           534       (384)       1,292
Diluted pro forma income per share before extraordinary item(1)        0.08          0.12       0.13         0.16
Diluted pro forma net income (loss) per share(1)                       0.08          0.12      (0.06)        0.16
Ranges of stock price(2)                                                                     19 - 14   18 3/4 - 10

1996

Net revenues                                                        $ 2,063      $  2,630    $ 3,607    $   4,659
Income from operations                                                  251           157        297          484
Pro forma net income(1)                                                 141            89        176          275
Diluted pro forma net income per share(1)                              0.04          0.02       0.04        0.07

NOTES TO QUARTERLY FINANCIAL DATA

1 The pro forma data reflects the application of corporate income taxes to the Company's net income at an assumed statutory combined federal and state rate which would have been recorded if the Company had been taxed as a C corporation during such periods.

2 On August 22, 1997, the Company and its shareholders completed an initial public offering, with common shares offered to the public at a price of $14 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information set forth and discussed below is derived from the Company's Consolidated Financial Statements and should be read in that context.


COMPANY OVERVIEW

Kendle International Inc. ("the Company") provides integrated clinical research services on a contract basis to the pharmaceutical and biotechnology industries. These services include Phase I through IV clinical trial management, clinical data management, statistical analysis, medical writing and regulatory consultation and representation.

The Company's contracts are generally fixed price with some variable components and range in duration from a few months to several years. A portion of the contract fee is typically required to be paid at the time the contract is entered into and the balance is received in installments over the contract's duration, in most cases on a milestone achievement basis. Net revenues from contracts are generally recognized on the percentage of completion method, measured by the total costs incurred as a percentage of estimated total costs for each contract. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustments to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Additionally, the Company incurs costs, in excess of contract amounts, in subcontracting with third-party investigators. Such costs, which are reimbursable by its customers, are excluded from direct costs and net revenues.

Direct costs consist of compensation and related fringe benefits for project-related employees, unreimbursed project-related costs and indirect costs, including facilities, information systems and other costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for sales and administrative employees, professional services and advertising costs, as well as unallocated costs related to facilities, information systems and other costs.


ACQUISITIONS

During the year, the Company acquired two European-based contract research organizations ("CROs"), U-Gene Research BV ("U-Gene"), headquartered in Utrecht, The Netherlands, and GMI Gesellschaft fur Angewandte Mathematik und Informatik mbH ("gmi"), headquartered in Munich, Germany. U-Gene provides a full range of clinical drug development services including Phase II through IV clinical trial design and management, data management, statistical analysis, as well as Phase I and II(a) research studies at its 42-bed, clinical pharmacology unit. gmi provides a wide range of clinical drug development services, including Phase II through IV clinical trial design and management, as well as capabilities in seminars and training programs and health/pharmocoeconomics studies. Both acquisitions were accounted for using the purchase method of accounting with goodwill as a result of the transactions being amortized over 30 years. The U-Gene acquisition was completed as of June 30, 1997, and the gmi acquisition was completed on September 3, 1997. The results of operations are included in the Company's consolidated statements of operations from the respective dates of acquisition.

The Company completed its acquisition of ACER/EXCEL Inc. ("ACER/EXCEL"), a full-service CRO headquartered in Cranford, New Jersey, as of February 12, 1998. ACER/EXCEL provides clients with Phase II through IV clinical trial management,

--------------------------------------------------------------------------------

data collection, statistical analysis and regulatory document preparation. ACER/EXCEL employs approximately 140 experienced professionals in its Cranford, New Jersey; New London, Connecticut; and San Diego, California offices. It also provides drug development services to the Pacific Rim, through a joint venture which operates a CRO headquartered in Beijing, China, and through a limited partnership in Taiwan. The transaction will be accounted for using the purchase method of accounting.


RESULTS OF OPERATIONS


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

Net revenues increased by $31.2 million, or 241%, from $13.0 million for the year ended December 31, 1996 to $44.2 million for the year ended December 31, 1997. The increase in net revenues was due to: (a) 57 new projects in the year ended December 31, 1997 which resulted in net revenues of $10.0 million for the year ended December 31, 1997; (b) a net increase in revenues recognized on existing projects of $10.8 million; and (c) an increase of approximately $10.4 million in net revenues relating to the U-Gene and gmi acquisitions. Revenues from G.D. Searle & Co. accounted for approximately 54% of net revenues for the year ended December 31, 1997. Net revenues from customers other than G.D. Searle & Co. increased $13.8 million, or 206%, from $6.7 million for the year ended December 31, 1996 to $20.5 million for the year ended December 31, 1997.

Direct costs, including costs of acquired companies, increased by $17.6 million, or 216%, from $8.2 million for the year ended December 31, 1996 to $25.8 million for the year ended December 31, 1997. This increase is primarily comprised of:
(a) approximately $12.0 million in direct salaries and fringe benefits to support the increase in net revenues for the period; and (b) an increase of approximately $5.6 million in indirect costs in connection with projects, including allocated facility, unreimbursed project-related and other costs which also increased to support the growth in business activity. Direct costs expressed as a percentage of net revenues decreased from 63.1% for the year ended December 31, 1996 to 58.4% for the year ended December 31, 1997. The decrease in those costs as a percentage of net revenues is due primarily to the absorption of direct project-related costs over a larger revenue base.

Selling, general and administrative expenses, including costs of acquired companies, increased by $8.3 million or 254% from $3.3 million for the year ended December 31, 1996 to $11.6 million for the year ended December 31, 1997. Selling, general and administrative expenses as a percentage of net revenues increased from 25.3% for the year ended December 31, 1996 to 26.2% for the year ended December 31, 1997. The increase is primarily comprised of: (a) an increase of approximately $4.1 million in salaries and benefits, which is the result of the Company's continued efforts to increase its infrastructure in order to support the growth in business activity; and (b) increases in training ($535,000), contractual services ($553,000), recruiting ($491,000), conferences and seminars ($491,000), and professional services ($331,000) expenses for the year ended December 31, 1997 as compared to the year ended December 31, 1996.

Depreciation and amortization expense increased $1.3 million, or 402%, from $316,000 for the year ended December 31, 1996 to $1.6 million for the year ended December 31, 1997. The increase was due to capital expenditures associated with the three offices opened by the Company in 1996 and amortization of goodwill as a result of the U-Gene and gmi acquisitions.

--------------------------------------------------------------------------------

Income taxes of $1.5 million, or 28.4% of income before income taxes and extraordinary item, were recorded for the year ended December 31, 1997. No income taxes were recorded with respect to periods prior to the Company's initial public offering ("IPO") on August 22, 1997 as the Company was taxed as an S corporation.

Net income of $2.5 million for the year ended December 31, 1997 includes a $1.1 million extraordinary loss associated with the early extinguishment of indebtedness which resulted from the repayment from the IPO proceeds of borrowings made by the Company in connection with the U-Gene acquisition.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

Net revenues increased by $6.9 million, or 112%, from $6.1 million for the year ended December 31, 1995 to $13.0 million for the year ended December 31, 1996. The increase in net revenues was due to 47 new projects in the year ended December 31, 1996 which resulted in net revenues of $9.2 million for the year ended December 31, 1996 offset by a net decrease in revenues recognized on existing projects of $2.3 million. Revenues from G.D. Searle & Co., The Procter &Gamble Company and Amgen, Inc. accounted for approximately 48%, 19% and 13%, respectively of net revenues for the year ended December 31, 1996. Net revenues from customers other than G.D. Searle & Co. increased $3.1 million, or 86.9%, from $3.6 million for the year ended December 31, 1995 to $6.7 million for the year ended December 31, 1996.

Direct costs increased by $4.6 million, or 129%, from $3.6 million for the year ended December 31, 1995 to $8.2 million for the year ended December 31, 1996. This increase is primarily comprised of: (a) approximately $1.9 million in direct salaries and fringe benefits to support the increases in net revenues for the period; and (b) an increase of approximately $2.1 million in indirect costs in connection with projects, including allocated facility, unreimbursed project-related and other costs which also increased to support the growth in business activity. Direct costs expressed as a percentage of net revenues increased from 58.3% for the year ended December 31, 1995 to 63.1% for the year ended December 31, 1996. The increase in those costs as a percentage of net revenues is due primarily to the hiring and contracting of additional project-related personnel to meet the needs of current and future projects, increased occupancy and other costs associated with the opening of three additional offices by the Company during 1996.

Selling, general and administrative expenses increased $1.5 million, or 85%, from $1.8 million for the year ended December 31, 1995 to $3.3 million for the year ended December 31, 1996. The increase in selling, general and administrative expenses is primarily comprised of: (a) an increase of approximately $292,000 in salaries and benefits as the Company began to increase its infrastructure in order to support the growth in business activity for the year ended December 31, 1996 as compared to 1995; and (b) increases in contractual services ($324,000), marketing and advertising ($124,000), recruiting ($334,000) and training ($190,000) expenses for the year ended December 31, 1996 as compared to the year ended December 31, 1995. Selling, general and administrative expenses increased at a significantly lower rate than net revenues for the year ended December 31, 1996, declining as a percentage of net revenues from 29.0% for the year ended December 31, 1995 to 25.3% for the year ended December 31, 1996.

Depreciation and amortization expense increased $148,000, or 88%, from $168,000 for the year ended December 31, 1995 to $316,000 for the year ended December 31, 1996. The increase was due primarily to capital expenditures associated with the three offices opened by the Company in 1996.

--------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES

On August 22, 1997, the Company and its shareholders' completed an IPO of 4,140,000 shares of common stock at a price to the public of $14.00 per share. Of the 4,140,000 shares sold, 3,540,000 were sold by the Company and 600,000 shares were sold by selling shareholders. Net proceeds to the Company approximated $45.2 million.

Cash and cash equivalents increased by $13.7 million for December 31, 1997 as a result of cash provided by operating and financing activities of $6.5 million and $41.6 million, respectively, and cash used in investing activities of $34.4 million. Net cash used in operating activities resulted primarily from net income offset by the net change in working capital items.

Investing activities for the year ended December 31, 1997 primarily consisted of the costs related to the U-Gene and gmi acquisitions of $22.9 million and the purchase of available for sale securities of $10.9 million. Financing activities for the year ended December 31, 1997 primarily consisted of $45.2 million of net proceeds from the Company's IPO.

Cash and cash equivalents increased by $2.1 million during the year ended December 31, 1996 as a result of $3.3 million in cash provided by operating activities and $400,000 and $800,000 in cash used by investing and financing activities, respectively. Net cash provided by operating activities resulted primarily from net income and the net change in working capital items.

Investing activities for the year ended December 31, 1996 primarily consisted of property and equipment purchases of $407,000. Financing activities for the year ended December 31, 1996 consisted of a net repayment of $320,000 under the Company's revolving line of credit, the payment of $236,000 on capital lease obligations and distributions to shareholders of $285,000.

In March, 1998, the Company amended its senior secured revolving credit facility (the "Senior Credit Facility"). The $30 million Amended and Restated Senior Credit Facility bears interest at either LIBOR plus the Applicable Margin (as defined) or the higher of the bank's prime rate or the Federal Funds rate plus 0.50%, plus the Applicable Margin. All amounts outstanding thereunder are payable in June, 2000.

The Company has several lease lines of credit with a bank to purchase computer equipment and furniture. The lines total $2,500,000, of which $2,000,000 expired December 31, 1997 and $500,000 expires March 31, 1998. Amounts drawn under the lines are payable in equal monthly installments ranging from 1.71% to 2.23% of the total borrowings and are payable over four to five year terms, from the date of funding. The lease lines of credit are collateralized by the equipment purchased under the leases.

On February 12, 1998, the Company completed its acquisition of ACER/EXCEL for $30 million. The agreed-upon purchase price consisted of 987,574 shares of the Company's Common Stock and $14.1 million in cash. The acquisition was funded from existing cash. The transaction is subject to an Escrow Agreement totaling $8 million, the release of which is subject to the terms of the Stock Purchase Agreement.

The Company's primary cash needs on both a short-term and long-term basis are for the payment of salaries and fringe benefits, hiring and recruiting expenses, business development costs, capital expenditures, acquisitions, and facility-related expenses. The Company believes that its existing capital resources, together with cash flows from operations and borrowing capacity under its Amended and Restated Senior Credit Facility, will be sufficient to meet its foreseeable cash needs. In the future, the Company will continue to consider acquiring businesses to enhance its service offerings, therapeutic

--------------------------------------------------------------------------------


base and global presence. Any such acquisitions may require additional external financings and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financings will be available on terms acceptable to the Company.


IMPACT OF THE YEAR 2000 ISSUE

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Based on an initial assessment, the Company determined that it may be required to modify or replace significant portions of its software so that systems will properly utilize dates beyond December 31, 1999. The Company presently believes that with modifications to existing software and conversions to new software, the Year 2000 Issue can be mitigated. However, if such modifications and conversions are not made, or are not completed in a timely matter, the Year 2000 Issue could have a material impact on the operations of the Company.

The Company has initiated formal communications with its suppliers and customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issue. The Company's total Year 2000 project costs include the estimated costs and time associated with the impact of a third party's Year 2000 Issue and are based on presently available information. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be converted in a timely matter, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

The Company will utilize both internal and external resources to reprogram or replace and test the software for Year 2000 modifications. The Company plans to be substantially complete with the Year 2000 project by December 31, 1998. To date, the Company has incurred minor costs related to the assessment of, and preliminary efforts in connection with, its Year 2000 project and the development of a remediation plan. The total remaining cost of the Year 2000 project is estimated at $800,000 and is being funded through operating cash flows.

The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.


NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income." This statement requires display of comprehensive income in a set of general purpose financial statements. Comprehensive income is

--------------------------------------------------------------------------------


defined as changes in equity of a business enterprise during a period from transactions and other events from non-owner sources. The Company will display comprehensive income in quarterly and annual reports for fiscal periods beginning after December 15, 1997.

Also in June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." This statement requires selected information to be reported on the Company's operating segments. Operating segments are determined by the way management structures the segments in making operating decisions and assessing performance. The Company is currently reviewing what changes, if any, this will require on the presentation of the financial statements for fiscal periods beginning after December 15, 1997.

During 1997, the SEC issued Financial Reporting Release ("FRR") No. 48 "Disclosures about Derivatives and Other Financial Instruments," which is effective for periods ending after June 15, 1997 for registrants with market capitalizations in excess of $2.5 billion and effective one year later for all other registrants. The Company has a market capitalization of less than $2.5 billion. FRR No. 48 does not impact the Company's financial statements but does require enhanced disclosures about market risk inherent in derivatives and other financial instruments. The additional information will be included in filings after June 15, 1998.


CAUTIONARY STATEMENT FOR FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Report that are not historical facts constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed or implied. Any forward-looking statement speaks only as of the date made. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

Statements concerning expected financial performance, on-going business strategies and possible future action which the Company intends to pursue to achieve strategic objectives constitute forward-looking information. Implementation of these strategies and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors. Factors which could cause actual performance to differ materially from these forward-looking statements include, without limitation, factors discussed in conjunction with a forward-looking statement, changes in general economic conditions, the ability of the acquired businesses to be integrated with the Company's operations, the ability to penetrate new markets, the ability of joint venture businesses to be integrated with the Company's operations, and the ability to maintain large customer contracts or to enter into new contracts, and the other risk factors set forth in the Company's SEC filings, copies of which are available upon request from the Company's investor relations department.

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------


                                                              For the Years Ended December 31,
                                                            1997              1996               1995
Net revenues                                           $ 44,232,899       $ 12,959,054       $  6,117,679
Cost and expenses:
     Direct costs                                        25,817,887          8,176,375          3,563,849
     Selling, general and administrative                 11,602,708          3,277,931          1,775,613
     Depreciation and amortization                        1,583,521            315,541            167,769
                                                       --------------------------------------------------
                                                         39,004,116         11,769,847          5,507,231
Income from operations                                    5,228,783          1,189,207            610,448
Other income (expense):
     Interest income                                        368,768             14,746              6,276
     Interest expense                                      (424,768)           (65,127)           (69,361)
     Other                                                  (59,053)            (4,470)
                                                       --------------------------------------------------
                                                           (115,053)           (54,851)           (63,085)
Income before income taxes and extraordinary item         5,113,730          1,134,356            547,363
Income taxes                                              1,451,184
                                                       --------------------------------------------------
Income before extraordinary item                          3,662,546          1,134,356            547,363
Extraordinary item, net of tax benefit                   (1,139,823)
                                                       --------------------------------------------------
Net income                                             $  2,522,723       $  1,134,356       $    547,363
                                                       --------------------------------------------------
Pro forma income data:
     Income before extraordinary item                  $  3,662,546       $  1,134,356       $    547,363
                                                       --------------------------------------------------
     Pro forma adjustment for income taxes                  608,777            453,742            218,945
                                                       --------------------------------------------------
     Pro forma income before extraordinary item           3,053,769            680,614            328,418
     Extraordinary item, net of tax benefit              (1,139,823)
                                                       --------------------------------------------------
     Pro forma net income                              $  1,913,946       $    680,614       $    328,418
                                                       --------------------------------------------------
Pro forma income per share data:
Basic:
     Income per share before extraordinary item        $       0.60       $       0.19       $       0.09
     Extraordinary item per share                             (0.22)
                                                       --------------------------------------------------
     Net income per share                              $       0.38       $       0.19       $       0.09
                                                       --------------------------------------------------

     Weighted average shares outstanding                  5,055,452          3,650,000          3,650,000
Diluted:
     Income per share before extraordinary item        $       0.53       $       0.17       $       0.09
     Extraordinary item per share                             (0.20)
                                                       --------------------------------------------------
     Net income per share                              $       0.33       $       0.17       $       0.09
                                                       --------------------------------------------------

     Weighted average shares outstanding                  5,763,308          4,017,493          3,852,465


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------



                                                                             December 31,
                                                                        1997               1996

ASSETS
Current assets:
     Cash and cash equivalents                                      $ 15,766,963       $  2,047,476
     Available for sale securities                                     8,438,650
     Accounts receivable                                              15,027,791          3,561,590
     Unreimbursed investigator and project costs                       5,174,967            980,597
     Other current assets                                              1,845,297             34,426
                                                                   --------------------------------
        Total current assets                                          46,253,668          6,624,089
Property and equipment:
     Furnishings, equipment and other                                  5,126,862          1,177,416
     Equipment under capital leases                                    3,225,190          1,588,135
     Less: accumulated depreciation and amortization                  (2,157,360)          (930,550)
                                                                   --------------------------------
     Net property and equipment                                        6,194,692          1,835,001
                                                                   --------------------------------
Excess of purchase price over net assets acquired                     25,929,433
Other assets                                                           1,246,815            164,020
                                                                   --------------------------------
        Total assets                                                $ 79,624,608       $  8,623,110
                                                                   --------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Current portion of obligations under capital leases            $    627,836       $    360,203
     Trade payables                                                    9,837,358            913,371
     Advances against investigator and project costs                   1,303,310            776,565
     Advance billings                                                  8,066,286          4,303,809
     Accrued compensation and related payroll
        withholdings and taxes                                         2,261,752            250,758
     Income taxes payable                                              1,413,993             62,914
     Other accrued liabilities                                         2,032,760            250,000
                                                                   --------------------------------
        Total current liabilities                                     25,543,295          6,917,620

Obligations under capital leases, less current portion                 1,617,256            761,029
Note payable                                                           1,470,000
Other liabilities                                                        645,248
                                                                   --------------------------------
     Total liabilities                                                29,275,799          7,678,649
                                                                   --------------------------------
Shareholders' equity:
     Preferred stock--no par value; 100,000 shares
        authorized
     Common stock--no par value; 15,000,000 shares
        authorized; 7,582,367 shares issued and outstanding at
        December 31, 1997; 3,650,000 shares issued
        and outstanding at December 31, 1996                              75,000             75,000
     Additional paid-in capital                                       50,186,639            270,396
     Retained earnings                                                   351,970            599,065
     Unrealized losses on available for sale securities                     (759)
     Cumulative translation adjustment                                  (264,041)
                                                                   --------------------------------
        Total shareholders' equity                                    50,348,809            944,461
                                                                   --------------------------------
           Total liabilities and shareholders' equity               $ 79,624,608       $  8,623,110
                                                                   --------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                            For the Years Ended December 31,
                                                                       1997              1996                1995

CASH FLOWS FROM OPERATING ACTIVITIES

     Net income                                                   $  2,522,723       $  1,134,356       $    547,363
     Adjustments to reconcile net income to cash
         provided by (used in) operating activities:
     Depreciation and amortization                                   1,583,521            315,541            167,769
     Deferred income taxes                                             245,465
     Extraordinary item, net of tax                                  1,139,823
     Other                                                             (31,205)
     Changes in operating assets and liabilities, net of
         effects from acquisitions of U-Gene and gmi:
       Accounts receivable                                          (6,079,930)        (1,927,921)          (691,144)
       Other current assets                                           (388,014)            25,007            (37,812)
       Other assets                                                   (140,903)          (116,186)             2,191
       Investigator and project costs                               (3,667,626)          (838,857)           267,927
       Trade payables                                                7,048,641            659,821             94,471
       Advance billings                                              1,292,162          3,906,574           (254,972)
       Accrued liabilities                                           2,955,261            201,303           (137,834)
       Other                                                                              (38,667)           (33,144)
                                                                  ---------------------------------------------------
Net cash provided by (used in) operating activities                  6,479,918          3,320,971            (75,185)
                                                                  ---------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

     Purchase of available for sale securities                     (10,938,650)
     Proceeds from maturity of available for sale securities         2,500,000
     Acquisitions of property and equipment                         (2,545,164)          (406,974)          (165,928)
     Additions to internally developed software                       (531,243)           (40,005)
     Acquisitions of businesses, less cash acquired                (22,872,203)
                                                                  ---------------------------------------------------
Net cash used in investing activities                              (34,387,260)          (446,979)          (165,928)
                                                                  ---------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

     Borrowings under line of credit                                 3,100,000          4,267,000          1,825,000
     Repayments under line of credit                                (3,100,000)        (4,587,000)        (1,505,000)
     Borrowings under senior credit facility                        10,745,439
     Repayment of senior credit facility                           (10,745,439)
     Proceeds from subordinated debt borrowings                      3,500,000
     Proceeds from issuance and conversion of
         stock purchase warrants                                     1,501,537
     Repayment of subordinated debt borrowings                      (5,000,000)
     Net proceeds from initial public offering                      45,198,032
     Proceeds from exercise of stock options                            43,048
     Debt issue costs                                                 (538,698)
     Distributions to shareholders                                  (2,558,350)          (285,291)          (253,225)
     Payments on capital lease obligations                            (513,196)          (236,492)          (155,238)
                                                                  ---------------------------------------------------
Net cash provided by (used in) financing activities                 41,632,373           (841,783)           (88,463)
                                                                  ---------------------------------------------------



                                    continued

--------------------------------------------------------------------------------


                                                                    For the Years Ended December 31,
                                                                1997               1996              1995


Effects of exchange rates on cash and cash equivalents      $     (5,544)
                                                            -------------------------------------------------

Net increase (decrease) in cash and cash equivalents          13,719,487       $  2,032,209      $   (329,576)

CASH AND CASH EQUIVALENTS

     Beginning of year                                         2,047,476             15,267           344,843
                                                            -------------------------------------------------
     End of year                                            $ 15,766,963       $  2,047,476      $     15,267
                                                            -------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION

     Cash paid during the year for interest                 $    424,768       $     65,127      $     69,361
                                                            -------------------------------------------------
     Cash paid during the year for income taxes             $    479,973
                                                            -------------------------------------------------

SUPPLEMENTAL SCHEDULE OF NONCASH
INVESTING AND FINANCING ACTIVITIES

     Acquisition of equipment under capital leases          $  1,637,056       $  1,116,418      $    240,976
                                                            -------------------------------------------------
     Reclassification of shareholder's advance to
         additional paid-in capital                                                              $    126,000
                                                            -------------------------------------------------
     Dividends declared and payable                                            $    250,000
                                                            -------------------------------------------------
     Note payable under escrow agreement for
         acquisition of U-Gene                              $  1,530,000
                                                            -------------------------------------------------
     Interest on note payable under escrow
         agreement for acquisition of U-Gene                $    180,000
                                                            -------------------------------------------------
     Acquisitions of Businesses:
         Fair value of assets acquired                      $ 34,750,659
         Fair value of liabilities assumed or incurred        (9,200,200)
         Stock issued                                         (2,678,256)
                                                            -------------------------------------------------
            Net cash payments                               $ 22,872,203
                                                            -------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------


                                                                                 Unrealized
                                                                                  Loss on
                                      Common Stock      Additional   Retained    Available   Cumulative     Total
                                    Number                Paid-in     Earnings    for Sale  Translation  Shareholders'
                                  of Shares     Amount    Capital    (Deficit)   Securities  Adjustment     Equity



Balance, January 1, 1995          3,650,000     $75,000   $577,040    $(474,782)                          $177,258
Net income                                                              547,363                            547,363
Distributions to shareholders                             (306,644)     (72,581)                          (379,225)
----------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1995        3,650,000      75,000    270,396                                         345,396
Net income                                                            1,134,356                          1,134,356
Distributions to shareholders                                          (535,291)                          (535,291)
----------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1996        3,650,000      75,000    270,396      599,065                            944,461

Distributions to shareholders                                        (2,308,350)                        (2,308,350)

Reclassification of S corporation
     retained earnings to
     additional paid-in capital                            461,468     (461,468)

Net proceeds from initial
     public offering               3,540,000            45,198,032                                      45,198,032

Issuance of Common Stock in
     connection with the
     acquisition of gmi              191,304             2,678,256                                       2,678,256

Warrants issued and
     subsequently converted          153,738             1,501,537                                       1,501,537

Shares issued under
     stock option plan                47,325                43,048                                          43,048

Income tax benefit from
     exercise of stock options                              33,902                                          33,902

Unrealized loss on available
     for sale securities                                                             $(759)                   (759)

Foreign currency translation
     adjustment                                                                              $(264,041)   (264,041)

Net income                                                            2,522,723                          2,522,723
----------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1997        7,582,367     $75,000 $50,186,639    $351,970      $(759)  $(264,041) $50,348,809



The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:


NATURE OF BUSINESS

Kendle International Inc. (the "Company") is a contract research organization ("CRO") providing integrated clinical research services on a contract basis to the pharmaceutical and biotechnology industries. These services include Phase I through IV clinical trial management, clinical data management, statistical analysis, medical writing and regulatory consultation and representation. The Company has operations in North America and Europe.


PRINCIPLES OF CONSOLIDATION AND ORGANIZATION

The consolidated financial statements include the financial information of Kendle International Inc. and its wholly-owned subsidiaries.

All intercompany accounts and transactions have been eliminated. The results of operations of the Company's wholly-owned subsidiaries have been included in the consolidated financial statements of the Company from the respective dates of acquisition (See Note 12).

Certain amounts reflected in the prior years' consolidated financial statements have been reclassified to be comparable with the current year.


FOREIGN CURRENCY TRANSLATION

Assets and liabilities of the Company's wholly-owned subsidiaries are translated into U.S. dollars at year-end exchange rates. Income statement accounts are translated at average exchange rates for the year. These translation adjustments are recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the consolidated statements of operations.

As a significant percentage of the Company's cash flow from operations is derived from operations outside the United States, the Company will be subject to the risks of currency exchange rate fluctuations.


CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of demand deposits and money market funds held with a financial institution, with an initial maturity of three months or less at the date of purchase.

The Company maintains its demand deposits with certain financial institutions. The balances of one account from time-to-time exceeds the maximum U.S. federally insured amount. Additionally, there is no state insurance coverage on bank balances held in The Netherlands.


AVAILABLE FOR SALE SECURITIES

Investments purchased with initial maturities greater than three months are classified as available for sale securities and consist of highly liquid debt securities. These securities are stated in the consolidated financial statements at market value. Realized gains and losses are included in the consolidated statements of operations, calculated based on the weighted average cost of the investments. Unrealized gains and losses, net of tax, are reported as a separate component of shareholders' equity.


REVENUE RECOGNITION

Revenues are earned by performing services primarily under fixed-price contracts. Net revenues from contracts are generally recognized on the percentage of completion method, measured by the total costs incurred as a percentage of estimated total costs for each contract. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts.

--------------------------------------------------------------------------------

The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustment to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and could result in a material change.

Contract costs include direct labor costs and indirect costs related to contract performance, such as indirect labor, supplies, depreciation, rent and utilities. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses become known.

Amendments to contracts resulting in revisions to revenues and costs are recognized in the period in which the revisions are negotiated. Included in accounts receivable are unbilled accounts receivable, which represent revenue recognized in excess of amounts billed. Advance billings represent amounts billed in excess of revenue recognized.


PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed over estimated useful lives of two to ten years using the straight-line method. Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and the related accumulated depreciation are relieved and any gains or losses are reflected in operations.

Equipment under capital lease is recorded at the present value of future minimum lease payments and is amortized over the estimated useful lives of the assets, not to exceed the terms of the related leases.

Accumulated amortization on these leases was $898,122 and $352,804 at December 31, 1997 and 1996, respectively.


INTERNALLY DEVELOPED SOFTWARE

The Company capitalizes costs incurred to internally develop proprietary software products used in the Company's clinical trial and data management, and amortizes these costs on a straight-line basis over the estimated useful life of the product, generally not to exceed five years. Unamortized software costs and accumulated amortization included in the consolidated balance sheets at December 31, 1997 and 1996 were $571,248 and $40,005 and $53,196 and $2,000, respectively.


EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED

The excess of cost over the fair value of the net assets acquired in the acquisitions of U-Gene Research B.V. ("U-Gene"), based in Utrecht, The Netherlands and GMI Gesellschaft fur Angewandte Mathematik und Informatik mbH ("gmi"), based in Munich, Germany, is being amortized on a straight-line basis over a thirty year period. Excess of purchase price over net assets acquired will be evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation will be based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses will necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, an impairment loss will be recognized.

--------------------------------------------------------------------------------

Accumulated amortization on the excess of purchase price over net assets acquired was $376,930 at December 31, 1997.


INVESTIGATOR AND PROJECT COSTS

In addition to various contract costs previously described, the Company incurs costs, in excess of contract amounts, which are reimbursable by its customers. Such pass-through costs incurred, but not yet reimbursed, are reflected as a current asset in the accompanying consolidated balance sheets. Advances from customers for such costs not yet incurred are reflected as a current liability. Such costs and reimbursement for such costs are excluded from direct costs and net revenues and totaled $48,657,085, $3,043,802 and $1,983,948 for the years ended December 31, 1997, 1996 and 1995, respectively.


INCOME TAXES

On August 22, 1997, upon terminating its S corporation status, the Company recorded deferred taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, the Company recorded deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

For periods prior to August 22, 1997, the consolidated financial statements of the Company do not include a provision for income taxes because taxable income or loss of the Company was included in the income tax returns of the individual shareholders under the S corporation election. The consolidated statements of operations include the pro forma income tax provision on taxable income for financial reporting purposes using statutory federal, state and local rates that would have resulted had the Company filed corporate tax returns during these periods.


STOCK OPTIONS

The Company accounts for stock options issued to employees in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognized expense based on the intrinsic value of the options.


USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130 "Reporting Comprehensive Income." This statement requires display of comprehensive income in a set of general purpose financial statements. Comprehensive income is defined as changes in equity of a business enterprise during a period from transactions and other events from non-owner sources. The Company will display comprehensive income in quarterly and annual reports for fiscal periods beginning after December 15, 1997.

Also in June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." This statement requires selected information to be reported on the Company's operating segments.

--------------------------------------------------------------------------------


Operating segments are determined by the way management structures the segments in making operating decisions and assessing performance. The Company is currently reviewing what changes, if any this will require on the presentation of the financial statements for fiscal periods beginning after December 15, 1997.


2. AVAILABLE FOR SALE SECURITIES:

The fair value of available for sale securities is estimated based on quoted market prices. Information related to the Company's available for sale securities at December 31, 1997 is as follows:


                                                Unrealized     Fair
                                   Cost            Loss        Value

Debt securities:
  U.S. government
  obligations                   $8,439,409        $(759)     $8,438,650


Proceeds from the maturities of investments in securities were $2,500,000. Gross gains realized on these maturities were $35,790 during 1997. Shareholders' equity includes an unrealized holding loss of $759 at December 31, 1997.


3. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following table presents the carrying amounts and fair values of the Company's financial instruments:


                                    Carrying
                                      Amount        Fair Value
1997

Assets
Cash and cash equivalents          $15,766,963      $15,766,963
Available for sale securities        8,438,650        8,438,650
Liabilities
Note payable                         1,470,000        1,470,000

1996
Assets
Cash and cash equivalents          $ 2,047,476      $ 2,047,476


4. ACCOUNTS RECEIVABLE:


                                     December 31,
                                1997             1996

Billed                       $11,095,821     $1,958,436
Unbilled                       3,931,970      1,603,154
                             --------------------------
                             $15,027,791     $3,561,590

Accounts receivable are billed when certain milestones defined in customer contracts are achieved. All unbilled accounts receivable are expected to be collected within one year.


5. DEBT:

During 1997, the Company had a $20,000,000 senior secured revolving credit facility (the "Senior Credit Facility") with a U.S. bank. Outstanding borrowings under the Senior Credit Facility bore interest at a rate equal to either LIBOR plus the Applicable Margin (as defined), or the higher of the bank's prime rate or the Federal Funds rate plus 0.50%.

The Senior Credit Facility contained various restrictive financial covenants, including limitations on senior and total debt levels, capital expenditures and future acquisitions, as well as the maintenance of certain fixed coverage ratios and minimum net worth levels, and was collateralized by all of the assets and Common Stock of the Company and its material subsidiaries.

In March, 1998, the Company amended the Senior Credit Facility. The $30 million Amended and Restated Senior Credit Facility bears interest at either LIBOR plus the Applicable Margin (as defined) or the higher of the bank's prime rate or the Federal Funds rate plus 0.50%, plus the Applicable Margin. All amounts outstanding thereunder are payable in June, 2000. The Amended and Restated Senior Credit Facility contains various restrictive financial covenants, including the

--------------------------------------------------------------------------------


maintenance of certain fixed coverage and leverage ratios and minimum net worth levels.

The Company has several lease lines of credit with a bank to purchase computer equipment and furniture. The lines total $2,500,000, of which $2,000,000 expired December 31, 1997 and $500,000 expires March 31, 1998. Amounts drawn under the lines are payable in equal monthly installments ranging from 1.71% to 2.23% of the total borrowings and are payable over four to five year terms, from the date of funding. The lease lines of credit are collateralized by the equipment purchased under the leases.

Assets acquired with amounts drawn on these lines of credit have been accounted for as capital leases, and have been included in capital lease commitments as detailed in Note 7.


6. EMPLOYEE BENEFIT PLANS:


401(K) PLAN

The Company maintains a 401(k) retirement plan covering substantially all U.S. employees who have completed at least six months of service and meet minimum age requirements. Beginning in 1997, the Company is required to contribute 25% of each participant's contribution of up to 6% of salary. Contributions to this plan totaled $30,809 for the year ended December 31, 1997.


INCENTIVE STOCK OPTION AND STOCK INCENTIVE PLAN

On August 15, 1997, the Company established a plan that provides for the grant of up to 1,000,000 incentive and non-qualified stock options (the "1997 Plan"). Participation in the 1997 Plan is at the discretion of the Board of Directors. The exercise price of incentive options granted under the 1997 Plan must be no less than the fair market value of the Common Stock, as determined under the 1997 Plan provisions, at the date the option is granted (110% of fair market value for shareholders owning more than 10% of the Company's Common Stock). The exercise price of non-qualified options must be no less than 95% of the fair market value of the Common Stock at the date the option is granted. The vesting provisions of the options granted under the 1997 Plan are determined at the discretion of the Compensation Committee of the Board of Directors. The options generally expire either 90 days after termination of employment or, if earlier, ten years after date of grant. No options can be granted after August 15, 2007. The Company has reserved 1,000,000 shares of Common Stock for the 1997 Plan, of which 742,450 are available for grant at December 31, 1997.

The 1997 Plan replaced a similar plan under which 656,432 options were outstanding at December 31, 1997.

Aggregate stock option activity during 1997, 1996 and 1995 was as follows:


                                                       Weighted
                                                       Average
                                          Exercise     Exercise
                            Shares          Price       Price

Options outstanding,
   at 1/1/95                     _               _           _
   Granted                 219,219          $ 0.91      $ 0.91
                         -------------------------------------

Options outstanding,
   at 12/31/95             219,219            0.91        0.91
   Granted                 451,652            1.21        1.21
   Canceled                 (3,103)           0.91        0.91
                         -------------------------------------

Options outstanding,
   at 12/31/96             667,768       0.91-1.21        1.12
   Granted                 243,308            2.01        2.01
                           269,100      9.50-16.63       14.12
   Canceled               (218,869)     0.91-14.00        1.93
   Exercised               (47,325)           0.91        0.91
                         -------------------------------------

Options outstanding,
   at 12/31/97             913,982     $0.91-16.63      $ 5.00
                         -------------------------------------

--------------------------------------------------------------------------------


Options to purchase 279,022 shares were exercisable at December 31, 1997 at a weighted average exercise price of $1.06 and with a weighted average life of eight years.

The weighted-average remaining life of the options was approximately nine years at December 31, 1997, 1996 and 1995, respectively. The weighted-average exercise price and weighted-average fair value of options granted are as follows:


              Weighted-Average       Weighted-Average
               Exercise Price           Fair Value

1997             $  4.46 (3)                $  2.09
                   13.88 (2)                  10.00
1996                1.21 (2)                   0.89
1995                0.91 (1)                   0.37

(1) Exercise price of the options equals estimated fair value of the stock at date of grant for all options granted during the period.

(2) Exercise price of the options is less than estimated fair value of the stock at date of grant for all options granted during the period.

(3) Exercise price of the options is greater than estimated fair value of the stock at date of grant for all options granted during the period.

The fair value of options is the estimated present value at date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield--zero; risk-free interest rate--ranges from 5.60% to 7.69%; expected volatility--58.3% for grants made on or after August 22, 1997 and zero for grants made prior to that date; and an expected holding period of seven years.

Had the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," for expense recognition purposes, the amount of compensation expense that would have been recognized in 1997, 1996 and 1995 would have been $271,092, $41,295 and $14,588, respectively. The Company's pro forma net income and pro forma net income per share for 1997, 1996 and 1995 would have been reduced to the amounts below:


                                 1997              1996              1995

Pro forma net income
   As reported             $   1,913,946      $     680,614    $     328,418
   Pro forma                   1,751,291            655,837          319,665

Diluted pro forma net
  income per share
   As reported                      0.33               0.17             0.09
   Pro forma                        0.30               0.16             0.08


PROTECTIVE COMPENSATION AND BENEFIT ARRANGEMENTS

The Company has entered into Protective Compensation and Benefit Agreements with certain employees, including all Executive Officers of the Company. These Agreements, subject to annual review by the Company's Board of Directors, expire on December 31, 1999, and will be automatically extended in one year increments unless canceled by the Company. These Agreements provide for specified benefits in the event of a change in control, as defined in the Agreements. At December 31, 1997, the maximum amount which could be required to be paid under these Agreements, if such events occur, is approximately $5,693,000.


7. LEASES:

The Company leases facilities, office equipment and computers under agreements which are classified as capital and operating leases. The leases have initial terms which range from three to seven years, with two facility leases that have provisions to extend the leases for an additional three to five years.

--------------------------------------------------------------------------------


Future minimum payments, by year and in the aggregate, under noncancelable capital and operating leases with initial or remaining terms of one year or more, are as follows at December 31, 1997:

                     Capital Leases   Operating Leases

1998                   $  797,088         $  2,374,466
1999                      698,324            2,056,068
2000                      602,539            1,539,717
2001                      460,100            1,199,401
2002                       56,348              943,425
                       --------------------------------

Total minimum
  lease payments        2,614,399         $  8,113,077
                                          ------------

Amounts
  representing interest   (369,307)
                       ------------

Present value of net
  minimum lease
  payments               2,245,092

Current portion           (627,836)
                       ------------

Obligations under
  capital leases,
  less current
  portion              $ 1,617,256
                       ------------

Rental expense under operating leases for 1997, 1996 and 1995 was $1,763,857, $502,628 and $235,852, respectively.


8. MAJOR CUSTOMERS:

The following sets forth the net revenues from customers who accounted for more than 10% of the Company's net revenues during each of the periods presented:

                      Years Ended December 31,
Customers       1997            1996           1995

A           $23,725,880     $6,274,368      $2,542,424
B                     *      2,468,759               *
C                     *      1,681,787               *
D                     *              *         725,083
E                     *              *         670,005

* Net revenues did not exceed 10%


The CRO industry in general continues to be dependent on the research and development efforts of the principal pharmaceutical and biotechnology companies as major clients, and the Company believes this dependence will continue. The loss of business from any of the Company's major clients would have a material adverse effect on the Company.


9. INCOME TAXES:

The provision for income taxes for the year ended December 31, 1997, is as follows:

Current:
Federal, state and local                $      861,095
Foreign                                        344,624

Deferred:
Federal, state and local                        91,328
Effect of termination of
     S corporation status                      144,572
Foreign                                          9,565
                                        --------------
Total provision                         $    1,451,184
                                        --------------

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate of 35% in 1997 as set forth below:

Income tax expense at the
     U.S. federal statutory rate      34.0%
S corporation income for
     which no current income
     taxes were provided              (14.4)
Effects of foreign taxes               3.2
State income taxes, net of
     federal benefit                   1.6
Effect of termination of S
     corporation status                2.8
Other                                  1.2
                                   -------
Total                                 28.4%
                                   -------

--------------------------------------------------------------------------------


A provision has not been made for U.S. or additional foreign taxes on the undistributed portion of earnings of foreign subsidiaries as those earnings have been permanently reinvested. It is not practicable to determine the amount of applicable taxes that would be due were such earnings distributed.

Components of the Company's net deferred tax asset and liability included in the consolidated balance sheet at December 31, 1997 are as follows:

Deferred tax assets:
Compensation and
     employee benefits                  $      113,966
Other                                           70,700
                                        --------------
Total deferred tax assets                      184,666
                                        --------------

Deferred tax liabilities:
Software costs                                 217,054
Depreciation                                   135,940
Other                                           22,318
                                        --------------
Total deferred tax liability                   375,312
                                        --------------
Total net deferred tax liability        $      190,646
                                        --------------


10. SHAREHOLDERS' EQUITY:

On August 22, 1997, the Company and its shareholders completed an IPO of 4,140,000 shares of common stock at a price to the public of $14.00 per share. Of the 4,140,000 shares sold, 3,540,000 were sold by the Company and 600,000 shares were sold by selling shareholders. Proceeds to the Company approximated $49.6 million, net of underwriting commissions and discounts and offering expenses of $4.4 million.

Concurrent with the Company's IPO (as noted above), a stock split of 36.5 shares per one share was also effected. All common shares and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect this stock split.


11. PRO FORMA INCOME PER SHARE DATA:

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 is designed to simplify the existing computational guidelines for computing earnings per share ("EPS"). In accordance with SFAS No. 128, the Company has retroactively restated pro forma income per share data for all periods presented.

SFAS No. 128 eliminates primary EPS, replacing it with basic EPS, with the principal difference being that common stock equivalents are not considered in computing basic EPS. Accordingly basic pro forma income per share is computed using the weighted average common shares outstanding for all periods presented. Diluted pro forma income per share is computed using the weighted average common shares and potential common shares outstanding for all periods presented.

The weighted average shares outstanding used in computing diluted pro forma income per share have been calculated as follows:


                       1997        1996        1995

Weighted average
  common shares
  outstanding       5,055,452   3,650,000    3,650,000
Stock purchase
  warrants             97,718     153,738      153,738
Stock options         610,138     213,755       48,727
                   ------------------------------------

Weighted average
  shares
  outstanding       5,763,308   4,017,493    3,852,465

--------------------------------------------------------------------------------


12. ACQUISITIONS:

Effective September 3, 1997, the Company acquired gmi. Acquisition costs of $12.7 million consisted of $10.0 million in cash and the issuance of 191,304 shares of the Company's Common Stock, valued at $14 per share or $2.7 million.

The Company acquired U-Gene as of June 30, 1997 for approximately $15.9 million in cash. The U-Gene acquisition was funded with approximately $9.3 million from the Senior Credit Facility, $5 million from a subordinated note and an 8% promissory note of approximately $1.5 million payable to the U-Gene shareholders which was deposited in an escrow account pursuant to the U-Gene Purchase Agreement. As discussed in Note 14, the Company repaid all outstanding amounts under the Senior Credit Facility and the subordinated note with the proceeds from the Company's IPO. The promissory note will be paid on January 1, 1999, provided the Company has not delivered a claim with respect to breaches by the U-Gene shareholders at that time.

In connection with the financing, the Company also issued common stock purchase warrants which were exercisable at $0.01 per share for 153,738 shares of the Company's Common Stock. The Warrants were exercised by the bank and converted to Common Stock concurrently with the consummation of the Company's IPO. Upon exercise, the Company reclassified the fair value of the warrants to additional paid-in capital.

The following unaudited pro forma results of operations assume the acquisitions of U-Gene and gmi occurred at the beginning of each year:


                                 1997         1996


Net revenues                 $54,783,000   $32,463,000

Income before
   extraordinary item          3,840,000     3,039,000

Net income                     2,700,000     3,039,000

Income before extraordinary
   item, assuming the
   Company was taxed as a
   C corporation               3,231,000     1,656,000

Income per share before
   extraordinary item              0.65           0.72

Diluted net income per share       0.46           0.72

Diluted income per share
   before extraordinary item,
   assuming the Company
   was taxed as a C
   corporation                     0.55           0.39

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the U-Gene and gmi acquisitions been consummated at January 1, 1996 and 1997, nor are they necessarily indicative of future operating results.


13. RELATED PARTY TRANSACTION:

The Company made payments in 1997 and 1996 totaling approximately $397,000 and $97,500, respectively, to a construction company owned by a relative of the Company's primary shareholder, for construction and renovations at the corporate headquarters.

--------------------------------------------------------------------------------

14. EXTRAORDINARY ITEM:

During the third quarter of 1997, the Company recorded an extraordinary item on the early extinguishment of indebtedness of $1.1 million, net of tax benefits of approximately $426,000. The extraordinary item resulted from the write-off of the debt discount recorded in connection with long-term borrowings. Such borrowings were made by the Company in connection with the acquisition of U-Gene prior to the Company's IPO and were repaid with the proceeds of the IPO.


15. SUBSEQUENT EVENT:

On February 12, 1998, the Company completed its acquisition of ACER/EXCEL Inc. ("ACER/EXCEL"), headquartered in Cranford, New Jersey. The agreed-upon purchase price of $30 million consisted of 987,574 shares of the Company's Common Stock and $14.1 million in cash. The transaction is subject to an Escrow Agreement totaling $8 million, the release of which is subject to the terms of the Stock Purchase Agreement. The acquisition will be accounted for under the purchase method of accounting.


16. GEOGRAPHIC INFORMATION:

Principal financial information by geographic areas is as follows:


                                            1997

Net revenues
     North America                   $      33,850,189
     Europe                                 10,382,710
                                     -----------------
                                     $      44,232,899
Income from operations
     North America                   $       4,470,835
     Europe                                    757,948
                                     -----------------
                                     $       5,228,783
Identifiable assets
     North America                   $      40,893,382
     Europe                                 38,731,226
                                     -----------------
                                     $      79,624,608


Net revenues and income from operations of the Company's European wholly-owned subsidiaries have been included in the consolidated statements of operations from the respective dates of acquisition.

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------


The Board of Directors Kendle International Inc.

We have audited the accompanying consolidated balance sheets of Kendle International Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kendle International Inc. as of December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Coopers - Lybrand L.L.P.

Cincinnati, Ohio
February 18, 1998, except as to the information presented in Note 5 for which the date is March 9, 1998