Form 10-K405, Exhibit 13
period 1998-12-31
KENDLE INTERNATIONAL INC
filed 1999-03-31
CIK 1039151

                                                                      Exhibit 13





                                    FINANCIAL REVIEW
--------------------------------------------------------------------------------


                                    28   SELECTED FINANCIAL DATA

                                    29   QUARTERLY FINANCIAL DATA

                                    30   MANAGEMENT'S DISCUSSION AND ANALYSIS

                                    35   CONSOLIDATED STATEMENTS OF INCOME

                                    36   CONSOLIDATED BALANCE SHEETS

                                    37   CONSOLIDATED STATEMENTS OF
                                         SHAREHOLDERS' EQUITY

                                    38   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                    40   NOTES TO CONSOLIDATED FINANCIAL
                                         STATEMENTS

                                    49   REPORT OF INDEPENDENT ACCOUNTANTS

                                    50   MANAGEMENT TEAM

                                    51   CORPORATE INFORMATION



                                                                             27.

SELECTED FINANCIAL DATA

(IN THOUSANDS, EXCEPT PER SHARE DATA)
FOR THE YEARS ENDED DECEMBER 31,                        1998         1997         1996         1995         1994
------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME(1)
------------------------------------------------------------------------------------------------------------------
Net revenues                                        $  89,516    $  44,233    $  12,959    $   6,118    $   4,431
Costs and expenses:
   Direct costs                                        46,607       23,883        6,631        2,787        2,090
   Selling, general and administrative                 27,430       13,538        4,823        2,553        1,737
   Depreciation and amortization                        4,711        1,583          316          168          127
------------------------------------------------------------------------------------------------------------------
                                                       78,748       39,004       11,770        5,508        3,954
------------------------------------------------------------------------------------------------------------------
Income from operations                                 10,768        5,229        1,189          610          477
Interest income                                         1,587          369           15            6           24
Interest expense                                         (284)        (425)         (65)         (69)         (43)
Other                                                     (13)         (59)          (5)
------------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item      12,058        5,114        1,134          547          458
Income taxes                                            4,893        1,451
------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                        7,165        3,663        1,134          547          458
Extraordinary item, net of tax benefit                              (1,140)
------------------------------------------------------------------------------------------------------------------
Net income                                          $   7,165    $   2,523    $   1,134    $     547    $     458
------------------------------------------------------------------------------------------------------------------
Pro forma net income(2)                                          $   1,914    $     681    $     328    $     275
------------------------------------------------------------------------------------------------------------------

INCOME PER SHARE DATA (PRO FORMA FOR 1994 - 1997)

Basic:
   Income per share before extraordinary item       $    0.75    $    0.60    $    0.19    $    0.09    $    0.08
   Extraordinary item per share                                      (0.22)
------------------------------------------------------------------------------------------------------------------
   Net income per share                             $    0.75    $    0.38    $    0.19    $    0.09    $    0.08
------------------------------------------------------------------------------------------------------------------
   Weighted average shares                              9,589        5,055        3,650        3,650        3,650
Diluted:
   Income per share before extraordinary item       $    0.70    $    0.53    $    0.17    $    0.09    $    0.07
   Extraordinary item per share                                      (0.20)
------------------------------------------------------------------------------------------------------------------
   Net income per share                             $    0.70    $    0.33    $    0.17    $    0.09    $    0.07
------------------------------------------------------------------------------------------------------------------
   Weighted average shares                             10,226        5,763        4,017        3,852        3,804

CONSOLIDATED BALANCE SHEET DATA(1,3)

Working capital                                     $  65,496    $  20,710    $    (294)   $    (139)   $    (208)
Total assets                                          153,240       79,625        8,623        2,432        1,874
Total long-term debt                                    3,103        3,087          761          151          139
Total shareholders' equity                            122,500       50,349          944          345           51

-----------

(1) During 1998 and 1997, the Company made three acquisitions. See Note 12 to the consolidated financial statements.
(2) Pro forma net income reflects the application of corporate income taxes to the Company's net income at an assumed statutory combined federal, state and local rate which would have been recorded if the Company had been taxed as a C corporation during such periods.
(3) In 1998 and 1997, the Company and its shareholders completed Common Stock offerings, in which the Company raised net proceeds of $51.4 million and $45.2 million, respectively.

28.

QUARTERLY FINANCIAL DATA (UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE DATA)
QUARTER                                                    FIRST       SECOND        THIRD      FOURTH
--------------------------------------------------------------------------------------------------------
1998
Net revenues                                             $   19,766   $   22,534   $  22,869   $  24,347
Income from operations                                        2,307        2,604       2,754       3,103
Net income                                                    1,444        1,559       2,009       2,153
Net income per diluted share                                   0.17         0.17        0.18        0.19
Ranges of stock price
   High                                                       27.25       31.375       35.00       32.75
   Low                                                        15.00        21.75      22.875      19.875

1997

Net revenues                                             $    5,962   $    7,210   $  12,518  $   18,543
Income from operations                                          543          990       1,528       2,168
Pro forma income before extraordinary item(1)                   317          534         756       1,292
Pro forma net income (loss)(1)                                  317          534        (384)      1,292
Pro forma income per diluted share before
   extraordinary item(1)                                       0.08         0.12        0.13        0.16
Pro forma net income (loss) per diluted share(1)               0.08         0.12       (0.06)       0.16
Ranges of stock price(2)
   High                                                                                19.00      18.625
   Low                                                                                 14.00       10.00

------------

(1) The pro forma data reflects the application of corporate income taxes to the Company's net income at an assumed statutory combined federal, state and local rate which would have been recorded if the Company had been taxed as a Corporation during such periods.
(2) In August, 1997, the Company and its shareholders completed an initial public offering, with common shares offered to the public at a price of $14 per share.

                                                                             29.

MANAGEMENT'S DISCUSSION AND ANALYSIS



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information set forth and discussed below is derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction therewith.


COMPANY OVERVIEW

Kendle International Inc. ("the Company") is an international contract research organization (CRO) that provides integrated clinical research services, including Phase I through IV drug development, on a contract basis to the pharmaceutical and biotechnology industries.

The Company's contracts are generally fixed price, with some variable components, and range in duration from a few months to several years. A portion of the contract fee is typically required to be paid at the time the contract is entered into and the balance is received in installments over the contract's duration, in most cases on a milestone achievement basis. Net revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustments to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Additionally, the Company incurs costs, in excess of contract amounts, in subcontracting with third-party investigators. Such costs, which are reimbursable by its customers, are excluded from direct costs and net revenues.

Direct costs consist of compensation and related fringe benefits for project-related associates, unreimbursed project-related costs and indirect costs including facilities, information systems and other costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for sales and administrative associates and professional services, as well as unallocated costs related to facilities, information systems and other costs.

The Company's results are subject to volatility due to such factors as the commencement, completion, cancelation or delay of contracts; the progress of ongoing projects; cost overruns; the Company's sales cycle; the ability to maintain large customer contracts or to enter into new contracts, and other factors. In 1998, the Company's Phase I Unit experienced a decline in revenues and a resulting loss from operations. The Phase I Unit results were due in part to the inherent volatility in Phase I revenues due to the nature of Phase I studies (shorter duration studies with shorter lead times and higher potential for cancelation) combined with turnover in certain management personnel. The Company has taken steps to mitigate this volatility with the hiring of experienced Phase I management personnel and has increased its Phase I new business development efforts. The Company is expecting revenues and related operating performance to improve beginning in 1999. However, the decline in revenues and resulting loss from operations in the Phase I Unit could continue if the Company's efforts are unsuccessful.


ACQUISITIONS

The Company acquired ACER/EXCEL Inc. ("ACER/EXCEL") headquartered in Cranford, New Jersey, in February, 1998. ACER/EXCEL provides customers with Phase II through IV clinical services. It also provides drug development services to the Pacific Rim, through a joint venture which operates a CRO headquartered in Beijing, China.

The Company acquired U-Gene Research B.V. ("U-Gene") and GMI Gesellschaft fur Angewandte Mathematik und Informatik mbH ("gmi") in June and September, 1997, respectively.

The acquisitions have been accounted for using the purchase method of accounting, with goodwill as a result of the transactions being amortized over 30 years. The results of operations are included in the Company's consolidated statements of income from the dates of acquisition.


RESULTS OF OPERATIONS
NET REVENUES

Net revenues increased to $89.5 million for the year ended December 31, 1998. This compares to $44.2 million and $13.0 million for the years ended December 31, 1997 and 1996, respectively. The 102% increase in net revenues in 1998 was comprised of organic growth of 64% and growth

30.

from acquisitions of 38%. The 241% increase in net revenues in 1997 was comprised of organic growth of 161% and growth from acquisitions of 81%. Revenues from G.D. Searle and Co. accounted for approximately 38%, 54% and 48% of net revenues for the years ended December 31, 1998, 1997, and 1996 respectively.


NET REVENUES
                    1996      1997      1998
                    ----      ----      ----
$ MILLIONS          13.0      44.2      89.5


Operating Expenses

         OPERATING EXPENSES
         $ MILLIONS                        1996        1997        1998
         ---------------------------------------------------------------
         Direct Costs                      $6.6       $23.9       $46.6
         Selling, general &
                  administrative            4.8        13.5        27.4
         Depreciation and
                  Amortization              0.3         1.6         4.7

Direct costs increased by $22.7 million, or 95%, for the year ended December 31, 1998 as compared to 1997. As compared to 1996, direct costs increased by $17.3 million, or 260% in 1997. The increases are a result of increases in direct salaries and fringe benefits to support the increases in net revenues for the periods. Direct costs expressed as a percentage of net revenues decreased to 52.1% for the year ended December 31, 1998, from 54.0% in 1997. The decrease in these costs as a percentage of net revenues is due primarily to the absorption of direct project-related costs over a larger revenue base. Direct costs as a percentage of net revenues in 1996 were 51.2%.

Selling, general and administrative expenses increased by $13.9 million, or 103%, for the year ended December 31, 1998 as compared to 1997. These expenses increased $8.7 million, or 181%, for the year ended December 31, 1997 as compared to 1996. The increases are primarily comprised of an increase in salaries and benefits which is the result of the Company's continued efforts to increase its infrastructure in order to support the growth in business, including increases in rent and other facility expenses, travel, contractual services, recruiting, marketing, advertising and other expenses. Selling, general and administrative expenses as a percentage of net revenues were 30.6% for the years ended December 31, 1998 and 1997 and 37.2% in 1996. The decrease in this percentage in 1997 as compared to 1996 resulted from spreading these expenses over a larger revenue base in 1997 as compared to 1996.

Depreciation and amortization expense increases from 1996 through 1998 are primarily the result of the amortization of goodwill as a result of the Company's acquisitions.

INCOME TAXES

The Company's effective tax rate was 40.6% for the year ended December 31, 1998 as compared to 28.4% in 1997. There were no income taxes recorded with respect to periods prior to the Company's August, 1997 initial public offering ("IPO") as the Company was taxed as an S corporation.


LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL
                    1996      1997      1998
                    ----      ----      ----
$ MILLIONS          (0.3)     20.7      65.5

Cash and cash equivalents decreased by $1.8 million for the year ended December 31, 1998 as a result of cash provided by financing activities of $50.6 million offset by cash used in operating and investing activities of $1.9 million and $50.7 million, respectively. Net cash used in operating activities resulted primarily from net income offset by additional working capital used to support the Company's growth.

Investing activities for the year ended December 31, 1998 consisted primarily of the costs related to the ACER/EXCEL acquisition of $12.7 million, net of cash acquired and the purchase of available for sale securities of $42.5 million. Financing activities for the year ended December 31, 1998 consisted primarily of net proceeds of $51.4 million as a result of the Company's follow-on offering of Common Stock.


                                                                             31.

Cash and cash equivalents increased by $13.7 million for the year ended December 31, 1997 as a result of cash provided by operating and financing activities of $6.5 million and $41.6 million, respectively, offset by cash used in investing activities of $34.4 million. Net cash provided by operating activities resulted primarily from net income plus the net change in working capital items.

CASH, CASH EQUIVALENTS &
AVAILABLE FOR SALE SECURITIES
                                   1996      1997      1998
                                   ----      ----      ----
$ MILLIONS                         2.0       24.2      54.3

Investing activities for the year ended December 31, 1997 consisted primarily of the costs related to the U-Gene and gmi acquisitions of $22.9 million, net of cash acquired. Financing activities for the year ended December 31, 1997 consisted primarily of $45.2 million of net proceeds from the Company's IPO.

Cash and cash equivalents increased by $2.1 million during the year ended December 31, 1996 as a result of $3.3 million in cash provided by operating activities and $400,000 and $800,000 in cash used by investing and financing activities, respectively. Net cash provided by operating activities resulted primarily from net income plus the net change in working capital items.

The Company had available for sale securities totaling $40.8 million and $8.4 million at December 31, 1998 and 1997, respectively.

Capital expenditures were $7.3 million, $3.1 million and $500,000 in 1998, 1997, and 1996, respectively.

The Company has a $30 million credit facility with certain banks. The credit facility bears interest at a rate equal to either (a) LIBOR plus the Applicable Percentage (as defined) or (b) the higher of the Bank's prime rate or the Federal Funds rate plus 0.50%, plus the Applicable Percentage. All amounts outstanding thereunder become due and payable in February, 2001. The facility includes various restrictive covenants including the maintenance of certain fixed coverage and leverage ratios as well as minimum net worth levels. At December 31, 1998, there were no amounts outstanding under the credit facility.

In January, 1999, the Company acquired Research Consultants (International) Holdings Ltd. ("IRC") for $4.1 million in cash and 87,558 shares of the Company's Common Stock. The acquisition was funded from existing cash.

Additionally, in January, 1999, the Company acquired a minority interest in Component Software International, Inc. ("CSI"), a software consulting and development company, for $1.6 million and 19,995 shares of the Company's Common Stock. Concurrent with this transaction, the Company entered into a Multi-Year Strategic Service Agreement with CSI whereby the Company will pay CSI $7.0 million over the next four years in exchange for strategic software consulting and development services.

The Company's primary cash needs on both a short-term and long-term basis are for the payment of salaries and fringe benefits, hiring and recruiting expenses, business development costs, capital expenditures, acquisitions, and facility related expenses. The Company believes that its existing capital resources, together with cash flows from operations and borrowing capacity under its credit facility, will be sufficient to meet its foreseeable cash needs. In the future, the Company will continue to consider acquiring businesses to enhance its service offerings, therapeutic base and global presence. Any such acquisitions may require additional external financings and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financings will be available on terms acceptable to the Company.


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

32.

The Company has a detailed plan in place to address the Year 2000 Issue. The Company has formed an ongoing internal review team to address the Year 2000 Issue that encompasses personnel from various operational and administrative areas of the Company and involved the engagement of an outside consultant. Progress against the Year 2000 plan is monitored by this internal review team and reported to senior management and the Board of Directors on a regular basis. The project has proceeded according to plan thus far.

The Company's Year 2000 plan encompasses the following: (a) inventory and assessment, (b) remediation, and (c ) validation and implementation. To date, the Company's key financial and operational systems have been inventoried and detailed plans are in place for the required systems modifications or replacements. Implementation of required changes to critical business systems, including testing of those changes, is substantially complete. The remainder of the plan, including remediation of certain European clinical data management systems, is expected to be an ongoing activity in 1999, with completion expected by September 30, 1999.

The Company has initiated formal communications with its suppliers and customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issue. These suppliers include utility companies, telecommunications companies and business specific product suppliers such as software and hardware providers and Phase I Unit equipment providers. To date, responses have been received from approximately 51% of the Company's inventory of suppliers. There can be no guarantee that the systems of other companies on which the Company's systems rely will be converted in a timely manner, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

Incremental costs, which include contractor costs to modify existing systems and costs of internal resources involved in achieving Year 2000 compliance, are charged to expense as incurred. The Company has utilized both internal and external resources to reprogram or replace and test the software for Year 2000 modifications. Costs for the Year 2000 project have increased through our remediation and testing efforts and are now estimated to total $800,000, of which approximately 50% has been spent through December 31, 1998. Approximately $200,000 of the $400,000 of costs which remain relate to the replacement of certain of the Company's noncritical business systems.

The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and the ability of third parties with whom we have business relationships to successfully address their own Year 2000 concerns.

The Company's risk management program includes emergency backup and recovery procedures to be followed in the event of failure of a business critical system. These procedures will be expanded to include specific procedures for potential Year 2000 Issues. Contingency plans to protect the business from Year 2000 related interruptions are being developed. The Company expects these plans to be completed during the second quarter of 1999 and they will include, for example, development of backup procedures and identification of alternative suppliers.

Worst-case scenarios resulting from Year 2000 problems could include the following: loss of electrical, water and other utility services which could result in disruption of the Company's services, software and embedded technology failure which could disrupt the Company's equipment, systems and networks resulting in an inability to perform existing and future studies and/or an adverse impact on the health and well being of patients; the loss of telecommunications capabilities (both voice and data), which


                                                                             33.

could result in an inability of the Company to internally communicate or to communicate with, among others, its customers and investigational sites; and the inability of the Company's third party investigational sites to become Year 2000 compliant, which could result in the loss to the Company of their services. As previously discussed, the Company is currently in the process of developing contingency plans to address the consequences of these issues, should they arise. These or other events could result in business slowdowns or suspensions and have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.


NEW ACCOUNTING PRONOUNCEMENTS

In March, 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement defines the accounting for computer software developed or obtained (purchased) for internal use, including (1) a requirement to capitalize specified costs as a long-lived asset, (2) amortization of such amounts, and (3) recognition and measurement of impairment of those amounts. The Company adopted the SOP beginning January 1, 1999. The adoption of this SOP had no impact on the consolidated financial statements.

In June, 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Since its only derivative transaction has historically been the use of foreign currency exchange rate hedge instruments from time to time within a year, management of the Company anticipates that the adoption of SFAS No. 133 will not have a significant effect on the Company's results of operations or its financial position.


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

Statements concerning expected financial performance, on-going business strategies and possible future action which the Company intends to pursue to achieve strategic objectives constitute forward-looking information. Implementation of these strategies and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors. Factors which could cause actual performance to differ materially from these forward-looking statements include, without limitation, factors discussed in conjunction with a forward-looking statement, changes in general economic conditions, the ability of the combined businesses to be integrated with the Company's operations, the Company's ability to meet deadlines regarding Year 2000 readiness, ability to penetrate new markets, the ability of joint venture businesses to be integrated with the Company's operations, and the ability to maintain large customer contracts or to enter into new contracts, and the other risk factors set forth in the Company's SEC filings, copies of which are available upon request from the Company's investor relations department.


34.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,                                  1998            1997            1996
---------------------------------------------------------------------------------------------------------
Net revenues                                                 $ 89,516,138    $ 44,232,899    $ 12,959,054
Cost and expenses:
   Direct costs                                                46,606,625      23,882,725       6,630,916
   Selling, general and administrative                         27,430,414      13,537,870       4,823,390
   Depreciation and amortization                                4,711,258       1,583,521         315,541
---------------------------------------------------------------------------------------------------------
                                                               78,748,297      39,004,116      11,769,847
---------------------------------------------------------------------------------------------------------
Income from operations                                         10,767,841       5,228,783       1,189,207
Other income (expense):
   Interest income                                              1,586,904         368,768          14,746
   Interest expense                                              (284,219)       (424,768)        (65,127)
   Other                                                          (12,340)        (59,053)         (4,470)
---------------------------------------------------------------------------------------------------------
                                                                1,290,345        (115,053)        (54,851)
Income before income taxes and extraordinary item              12,058,186       5,113,730       1,134,356
Income taxes                                                    4,893,117       1,451,184
---------------------------------------------------------------------------------------------------------
Income before extraordinary item                                7,165,069       3,662,546       1,134,356

Extraordinary item, net of tax benefit                                         (1,139,823)
---------------------------------------------------------------------------------------------------------
Net income                                                   $  7,165,069    $  2,522,723    $  1,134,356
Pro forma income data:
   Income before extraordinary item                                          $  3,662,546    $  1,134,356
   Pro forma adjustment for income taxes                                          608,777         453,742
---------------------------------------------------------------------------------------------------------
   Pro forma income before extraordinary item                                   3,053,769         680,614
   Extraordinary item, net of tax benefit                                      (1,139,823)
---------------------------------------------------------------------------------------------------------
   Pro forma net income                                                      $  1,913,946    $    680,614
Income per share data (pro forma for 1997 and 1996):
Basic:
   Income per share before extraordinary item                $       0.75    $       0.60    $       0.19
   Extraordinary item per share                                                     (0.22)
---------------------------------------------------------------------------------------------------------
   Net income per share                                      $       0.75    $       0.38    $       0.19
---------------------------------------------------------------------------------------------------------
   Weighted average shares                                      9,588,915       5,055,452       3,650,000
Diluted:
   Income per share before extraordinary item                $       0.70    $       0.53    $       0.17
   Extraordinary item per share                                                     (0.20)
---------------------------------------------------------------------------------------------------------
   Net income per share                                      $       0.70    $       0.33    $       0.17
---------------------------------------------------------------------------------------------------------
   WEIGHTED AVERAGE SHARES                                     10,226,352       5,763,308       4,017,493


                                                                             35.

CONSOLIDATED BALANCE SHEETS


DECEMBER 31,                                                                  1998             1997
------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                            $  13,980,300    $  15,766,963
   Available for sale securities                                           40,768,460        8,438,650
   Accounts receivable                                                     28,517,542       15,027,791
   Unreimbursed investigator and project costs                              4,072,214        5,174,967
   Other current assets                                                     4,051,540        1,845,297
------------------------------------------------------------------------------------------------------
      Total current assets                                                 91,390,056       46,253,668
Property and equipment, net                                                11,319,793        6,194,692
Excess of purchase price over net assets acquired, net                     47,691,537       25,929,433
Other assets                                                                2,838,496        1,246,815
------------------------------------------------------------------------------------------------------
         Total assets                                                   $ 153,239,882    $  79,624,608

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Current portion of obligations under capital leases                  $     910,273    $     627,836
   Trade payables                                                           6,252,061        9,837,358
   Advances against investigator and project costs                          2,695,608        1,303,310
   Advance billings                                                         9,722,037        8,066,286
   Accrued compensation and related payroll withholdings and taxes          3,699,690        2,261,752
   Income taxes payable                                                       835,069        1,413,993
   Other Accrued Liabilities                                                1,779,515        2,032,760
------------------------------------------------------------------------------------------------------
      Total current liabilities                                            25,894,253       25,543,295
Obligations under capital leases, less current portion                      1,512,680        1,617,256
Note payable                                                                1,590,000        1,470,000
Other liabilities                                                           1,742,902          645,248
------------------------------------------------------------------------------------------------------
      Total liabilities                                                    30,739,835       29,275,799

Shareholders' equity:
   Preferred stock--no par value; 100,000 shares
      authorized; none outstanding
   Common stock--no par value; 15,000,000 shares authorized;
      10,955,390 and 7,582,367 shares issued and outstanding at
      December 31, 1998 and 1997, respectively                                 75,000           75,000
   Additional paid-in capital                                             114,425,511       50,186,639
   Retained earnings                                                        7,517,039          351,970
   Accumulated other comprehensive income:
      Net unrealized holdings losses on available for sale securities         (81,806)            (759)
      Foreign currency translation adjustment                                 564,303         (264,041)
------------------------------------------------------------------------------------------------------
         Total accumulated other comprehensive income                         482,497         (264,800)
------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                          122,500,047       50,348,809
------------------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                     $ 153,239,882    $  79,624,608


The accompanying notes are an integral part of these consolidated financial statements.

36.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                           ACCUMULATED
                                          COMMON STOCK      ADDITIONAL                        OTHER         TOTAL
                                   NUMBER                    PAID-IN          RETAINED    COMPREHENSIVE  SHAREHOLDERS' COMPREHENSIVE
                                  OF SHARES       AMOUNT     CAPITAL          EARNINGS        INCOME        EQUITY         INCOME
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996          3,650,000      $75,000   $    270,396                                 $   345,396

Net income and comprehensive
       income                                                               $ 1,134,356                   1,134,356     $1,134,356

Distributions to shareholders                                                  (535,291)                   (535,291)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996        3,650,000       75,000        270,396         599,065                     944,461

Net income                                                                    2,522,723                   2,522,723     $2,522,723

Other comprehensive income:

   Foreign currency translation
       adjustment                                                                         $(264,041)       (264,041)      (264,041)

   Net unrealized holdings
      gains on available for
      sale securities, net of tax                                                            35,031          35,031         35,031

   Reclassification adjustment
      for holdings gains included
      in net income, net of tax                                                             (35,790)        (35,790)       (35,790)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                    $2,257,923
------------------------------------------------------------------------------------------------------------------------------------
DISTRIBUTIONS TO SHAREHOLDERS                                                (2,308,350)                 (2,308,350)

Reclassification of S corporation
   retained earnings to
   additional paid-in capital                                   461,468        (461,468)

Net proceeds from sale of
   Common Stock                   3,540,000                  45,198,032                                  45,198,032

Issuance of Common Stock in
   connection with the
   acquisition of gmi               191,304                   2,678,256                                   2,678,256

Warrants issued and subsequently
   converted                        153,738                   1,501,537                                   1,501,537

Shares issued under stock plans      47,325                      43,048                                      43,048

Income tax benefit from exercise
   of stock options                                              33,902                                      33,902
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997        7,582,367       75,000     50,186,639         351,970    (264,800)     50,348,809

Net income                                                                    7,165,069                   7,165,069     $7,165,069

Other comprehensive income:

   Foreign currency translation
      adjustment                                                                            828,344         828,344        828,344

   Net unrealized holdings gains
      on available for sale
      securities, net of tax                                                                 38,660          38,660         38,660

   Reclassification adjustment
      for holdings gains included
      in net income, net of tax                                                            (119,707)       (119,707)      (119,707)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                    $7,912,366
------------------------------------------------------------------------------------------------------------------------------------
Net proceeds from sale of
   Common Stock                   2,315,000                  51,370,656                                  51,370,656

Issuance of Common Stock in
   connection with the
   acquisition of ACER/EXCEL        987,574                  12,542,190                                  12,542,190

Shares issued under stock plans      70,449                     130,561                                     130,561

Income tax benefit from exercise
   of stock options                                             195,465                                     195,465
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998       10,955,390      $75,000   $114,425,511      $7,517,039    $482,497    $122,500,047


The accompanying notes are an integral part of these consolidated financial statements.

                                                                             37.

CONSOLIDATED STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED DECEMBER 31,                                  1998            1997            1996
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                $  7,165,069    $  2,522,723    $  1,134,356
   Adjustments to reconcile net income to cash provided
         by (used in) operating activities:
   Depreciation and amortization                                4,711,258       1,583,521         315,541
   Deferred income taxes                                          718,571         245,465
   Extraordinary item, net of tax                                               1,139,823
   Other                                                          (53,708)        (31,205)
   Changes in operating assets and liabilities, net of
         effects from acquisitions:
      Accounts receivable                                     (10,866,727)     (6,079,930)     (1,927,921)
      Other current assets                                     (1,110,703)       (388,014)         25,007
      Other assets                                                (51,949)       (140,903)       (116,186)
      Investigator and project costs                            2,527,687      (3,667,626)       (838,857)
      Trade payables                                           (4,262,157)      7,048,641         659,821
      Advance billings                                           (202,792)      1,292,162       3,906,574
      Accrued liabilities and other                              (452,340)      2,955,261         162,636
---------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities            (1,877,791)      6,479,918       3,320,971

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of available for sale securities                  (42,529,666)    (10,938,650)
   Proceeds from maturity of available for sale securities     12,121,736       2,500,000
   Acquisitions of property and equipment                      (5,830,300)     (2,545,164)       (406,974)
   Additions to internally developed software                  (1,432,581)       (531,243)        (40,005)
   Acquisitions of businesses, less cash acquired             (12,675,466)    (22,872,203)
   Other investments                                             (359,601)
---------------------------------------------------------------------------------------------------------
Net cash used in investing activities                         (50,705,878)    (34,387,260)       (446,979)

CASH FLOWS FROM FINANCING ACTIVITIES

   Net proceeds from sale of common stock                      51,370,656      45,198,032
   Proceeds from exercise of stock options                        119,561          43,048
   Debt issue costs                                               (59,582)       (538,698)
   Borrowings under line of credit                                              3,100,000       4,267,000
   Repayments under line of credit                                             (3,100,000)     (4,587,000)
   Borrowings under senior credit facility                                     10,745,439
   Repayment of senior credit facility                                        (10,745,439)
   Proceeds from subordinated debt borrowings                                   3,500,000
   Proceeds from issuance and conversion of stock
         purchase warrants                                                      1,501,537
   Repayment of subordinated debt borrowings                                   (5,000,000)
   Payments on capital lease obligations                        (845,908)        (513,196)       (236,492)
   Distributions to shareholders                                               (2,558,350)       (285,291)
---------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities          $50,584,727     $ 41,632,373    $   (841,783)

38.
                                   continued

FOR THE YEARS ENDED DECEMBER 31,                                 1998             1997           1996
--------------------------------------------------------------------------------------------------------
   Effects of exchange rates on cash and cash equivalents   $    212,279     $     (5,544)
--------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents       (1,786,663)      13,719,487     $2,032,209
Cash and cash equivalents
   Beginning of year                                          15,766,963        2,047,476         15,267
--------------------------------------------------------------------------------------------------------
   End of year                                               $13,980,300     $ 15,766,963     $2,047,476

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   Cash paid during the year for interest                   $    294,890     $    424,768     $   65,127
   Cash paid during the year for income taxes               $  5,177,087     $    479,973

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
AND FINANCING ACTIVITIES

   Acquisition of equipment under capital leases            $     75,337     $  1,637,056     $1,116,418
   Dividends declared and payable                                                             $  250,000
   Note payable under escrow agreement for
         acquisition of U-Gene                                               $  1,530,000
   Interest on note payable under escrow agreement
         for acquisition of U-Gene                                           $    180,000
   Acquisitions of businesses:
      Fair value of assets acquired                         $ 30,193,345     $ 34,750,659
      Fair value of liabilities assumed or incurred           (4,975,689)      (9,200,200)
      Stock issued                                           (12,542,190)      (2,678,256)
--------------------------------------------------------------------------------------------------------
         Net cash payments                                  $ 12,675,466     $ 22,872,203


The accompanying notes are an integral part of these consolidated financial statements.
                                                                             39.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF BUSINESS

Kendle International Inc. (the "Company") is an international contract research organization ("CRO") providing integrated clinical research services, including Phase I through IV drug development, on a contract basis to the pharmaceutical and biotechnology industries. The Company has operations in North America, Europe and Asia.

PRINCIPLES OF CONSOLIDATION AND ORGANIZATION

The consolidated financial statements include the financial information of Kendle International Inc. and its wholly-owned subsidiaries. Investments in unconsolidated companies which are at least 20% owned are carried at cost plus equity in undistributed earnings since acquisition.

All intercompany accounts and transactions have been eliminated. The results of operations of the Company's wholly-owned subsidiaries have been included in the consolidated financial statements of the Company from the respective dates of acquisition.

Certain amounts reflected in the prior years' consolidated financial statements have been reclassified to be comparable with the current year.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of the Company's wholly-owned subsidiaries are translated into U.S. dollars at year-end exchange rates. Income statement accounts are translated at average exchange rates for the year. These translation adjustments are recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the consolidated statements of income.

As a significant percentage of the Company's cash flow from operations is derived from operations outside the United States, the Company will be subject to the risks of currency exchange rate fluctuations.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of demand deposits and money market funds held with a financial institution, with an initial maturity of three months or less.

The Company maintains its demand deposits with certain financial institutions. The balance of one account from time-to-time exceeds the maximum U.S. federally insured amount. Additionally, there is no state insurance coverage on bank balances held in The Netherlands.

AVAILABLE FOR SALE SECURITIES

Investments purchased with initial maturities greater than three months are classified as available for sale securities and consist of highly liquid debt securities. These securities are stated in the consolidated financial statements at market value. Realized gains and losses are included in the consolidated statements of income, calculated based on the weighted average cost of the investments. Unrealized gains and losses, net of tax, are reported as a separate component of shareholders' equity.

REVENUE RECOGNITION

Revenues are earned by performing services primarily under fixed-price contracts. Net revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustment to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and could result in a material change.


40.

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

Equipment under capital leases is recorded at the present value of future minimum lease payments and is amortized over the estimated useful lives of the assets, not to exceed the terms of the related leases. Accumulated amortization on equipment under capital leases was $1,880,053 and $898,122 at December 31, 1998 and 1997, respectively.

INTERNALLY DEVELOPED SOFTWARE

The Company capitalizes costs incurred to internally develop software used primarily in the Company's proprietary clinical trial and data management, and amortizes these costs on a straight-line basis over the estimated useful life of the product, not to exceed five years. Unamortized software costs included in the consolidated balance sheets at December 31, 1998 and 1997 were $2,003,829 and $571,248, respectively. The related accumulated amortization at December 31, 1998 and 1997 was $236,524 and $53,196, respectively.

EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED

The excess of cost over the fair value of the net assets acquired in the Company's acquisitions is being amortized on a straight-line basis over a thirty year period. Excess of purchase price over net assets acquired will be evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation will be based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses will necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, an impairment loss will be recognized based on discounted expected future cash flows. Accumulated amortization of the excess of purchase price over net assets acquired was $1,965,816 and $376,930 at December 31, 1998 and 1997, respectively.

INVESTIGATOR AND PROJECT COSTS

In addition to various contract costs previously described, the Company incurs costs, in excess of contract amounts, which are reimbursable by its customers. Such pass-through costs incurred, but not yet reimbursed, are reflected as a current asset in the accompanying consolidated balance sheets. Advances from customers for such costs not yet incurred are reflected as a current liability. Such costs and reimbursement for such costs are excluded from direct costs and net revenues and totaled $41,608,579, $48,657,085 and $3,043,802 for the years ended December 31, 1998, 1997, and 1996, respectively.

NET INCOME PER SHARE DATA

Net income per basic share is computed using the weighted average common shares outstanding. Net income per diluted share is computed using the weighted average common shares and potential common shares outstanding.


                                                                             41.

The weighted average shares used in computing net income per diluted share have been calculated as follows:

                                      1998         1997         1996
         --------------------------------------------------------------
         Weighted average
           common shares
           outstanding              9,588,915    5,055,452    3,650,000
         Stock purchase warrants                    97,718      153,738
         Stock options                637,437      610,138      213,755
         --------------------------------------------------------------
         Weighted average shares   10,226,352    5,763,308    4,017,493

INCOME TAXES

In August, 1997, upon terminating its S corporation status, the Company recorded deferred taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, the Company records deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

For periods prior to August, 1997, the consolidated financial statements of the Company do not include a provision for income taxes because taxable income or loss of the Company was included in the income tax returns of the individual shareholders under the S corporation election. The consolidated statements of income include the pro forma income tax provision on taxable income for financial reporting purposes using statutory federal, state and local rates that would have resulted had the Company filed corporate tax returns during these periods.

STOCK OPTIONS

The Company accounts for stock options issued to associates in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognized expense based on the intrinsic value of the options.

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

NEW ACCOUNTING PRONOUNCEMENTS

In March, 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement defines the accounting for computer software developed or obtained (purchased) for internal use, including (1) a requirement to capitalize specified costs as a long-lived asset, (2) amortization of such amounts, and (3) recognition and measurement of impairment of those amounts. The Company adopted the SOP beginning January 1, 1999. The adoption of this SOP had no impact on the consolidated financial statements.

In June, 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Since its only derivative transaction has historically been the use of foreign currency exchange rate hedge instruments from time to time within a year, management of the Company anticipates that the adoption of SFAS No. 133 will not have a significant effect on the Company's results of operations or its financial position.


42.

2. AVAILABLE FOR SALE SECURITIES:

The fair value of available for sale securities is estimated based on quoted market prices. Information related to the Company's available for sale securities at December 31, 1998 and 1997 is as follows:

                                                            UNREALIZED           FAIR
                                              COST             LOSS              VALUE
         --------------------------------------------------------------------------------
         1998
         Debt securities:
         Municipal securities              $40,850,266      $(81,806)         $40,768,460

         1997
         Debt securities:
         U.S. government obligations         8,439,409          (759)           8,438,650
         --------------------------------------------------------------------------------

Contractual maturities of debt securities are as follows at December 31, 1998:

                                           COST                 FAIR VALUE
         ------------------------------------------------------------------
         Due within one year            $    50,000            $    49,999
         Due after one year through
                  five years             18,489,192             18,510,730
         Due after five years through
                  ten years              22,311,074             22,207,731
         ------------------------------------------------------------------
         Total debt securities          $40,850,266            $40,768,460

Proceeds from the maturities of investments in securities were $12,121,736 and $2,500,000 in 1998 and 1997, respectively. Gross gains realized on these maturities were $119,707 and $35,790 during 1998 and 1997, respectively.


3. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, available for sale securities, and notes payable, approximate their fair value.


4. ACCOUNTS RECEIVABLE:

Accounts receivable are billed when certain milestones defined in customer contracts are achieved. All unbilled accounts receivable are expected to be collected within one year.

         DECEMBER 31,              1998                1997
         ------------------------------------------------------
         Billed                $20,269,243         $11,095,821
         Unbilled                8,248,299           3,931,970
         ------------------------------------------------------
                               $28,517,542         $15,027,791


5. PROPERTY AND EQUIPMENT:

Property and equipment is summarized as follows:

         DECEMBER 31,                           1998                1997
         -------------------------------------------------------------------
         Furnishings, equipment and other   $12,068,633         $ 5,126,862
         Equipment under capital leases       4,289,870           3,225,190
         Less: accumulated depreciation
                  and amortization           (5,038,710)         (2,157,360)
         -------------------------------------------------------------------
         Property and equipment, net        $11,319,793         $ 6,194,692

Depreciation expense for the years ended December 31, 1998, 1997, and 1996 was $1,839,278, $531,357, and $118,809, respectively.


6. DEBT:

The Company has a $30 million credit facility (the "Amended and Restated Senior Credit Facility") which bears interest at either LIBOR plus the Applicable Percentage (as defined) or the higher of the bank's prime rate or the Federal Funds rate plus 0.50%, plus the Applicable Percentage. All amounts outstanding thereunder are payable in February, 2001. The Amended and Restated Senior Credit Facility contains various restrictive financial covenants, including the maintenance of certain fixed coverage and leverage ratios and minimum net worth levels. At December 31, 1998, there were no amounts outstanding under this credit facility.


7. EMPLOYEE BENEFIT PLANS:

401(K) PLAN

The Company maintains a 401(k) retirement plan covering substantially all U.S. associates who have completed at least six months of service and meet minimum age requirements. The Company makes a matching contribution of 25% of each participant's contribution of up to 6%


                                                                             43.

of salary. The Company's matching contribution to this plan totaled $238,885 and $30,809 for the years ended December 31, 1998 and 1997, respectively.

INCENTIVE STOCK OPTION AND STOCK INCENTIVE PLAN

In 1997, the Company established a plan that provides for the grant of up to 1,000,000 stock options, consisting of both incentive and non-qualified stock options (the "1997 Plan"). Participation in the 1997 Plan is at the discretion of the Board of Director's Compensation Subcommittee, which is responsible for administration of the Plan. The exercise price of incentive stock options granted under the 1997 Plan must be no less than the fair market value of the Common Stock, as determined under the 1997 Plan provisions, at the date the option is granted (110% of fair market value for shareholders owning more than 10% of the Company's Common Stock). The exercise price of non-qualified stock options must be no less than 95% of the fair market value of the Common Stock at the date the option is granted. The vesting provisions of the options granted under the 1997 Plan are determined at the discretion of the Compensation Subcommittee of the Board of Directors. The options generally expire either 90 days after termination of employment or, if earlier, ten years after date of grant. No options can be granted after August, 2007. The Company has reserved 1,000,000 shares of Common Stock for the 1997 Plan, of which 475,822 are available for grant at December 31, 1998.

The 1997 Plan replaced a similar plan under which 591,055 options were outstanding at December 31, 1998.

Aggregate stock option activity during 1998, 1997, and 1996 was as follows:

                                                            WEIGHTED
                                                             AVERAGE
                                                            EXERCISE
                                              SHARES          PRICE
         ------------------------------------------------------------
         Options outstanding at 1/1/96        219,219        $ 0.91
                  Granted                     451,652          1.21
                  Canceled                     (3,103)         0.91
         ------------------------------------------------------------
         Options outstanding at 12/31/96      667,768          1.12
                  Granted                     512,408          8.37
                  Canceled                   (218,869)         1.93
                  Exercised                   (47,325)         0.91
         ------------------------------------------------------------
         Options outstanding at 12/31/97      913,982          5.00
                  Granted                     361,520         23.01
                  Canceled                    (90,486)        16.33
                  Exercised                   (69,783)         1.77
         ------------------------------------------------------------
         Options outstanding at 12/31/98    1,115,233        $10.06
         ------------------------------------------------------------

The weighted average fair value of the options granted in 1998, 1997, and 1996 was estimated as $15.35, $5.37, and $0.89, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield: zero; risk-free interest rate: 5.0% in 1998 and a range from 5.6% to 7.69% in 1997; expected volatility: 63.5% for grants made during 1998, 58.3% for grants made between August 22 and December 31, 1997 and zero for grants made prior to August 22, 1997; and an expected holding period of seven years. A summary of options outstanding and exercisable at December 31, 1998 is as follows:

OPTIONS OUTSTANDING

                                   WEIGHTED
                                  OUTSTANDING        AVERAGE          WEIGHTED
            RANGE OF                  AT            REMAINING         AVERAGE
            EXERCISE             DECEMBER 31,      CONTRACTUAL        EXERCISE
              PRICE                  1998             LIFE             PRICE
         ---------------------------------------------------------------------
          $0.91 - $2.01             585,583            7.4            $ 1.47
          $9.50 - $9.50               8,600            8.8              9.50
         $14.00 - $15.31            230,080            8.6             14.38
         $15.75 - $20.00              7,500            9.1             19.67
         $22.25 - $31.00            283,470            9.4             24.25

44.

OPTIONS EXERCISABLE

         RANGE OF          OPTIONS EXERCISABLE       WEIGHTED-AVERAGE
         EXERCISE PRICE    AT DECEMBER 31, 1998      EXERCISE PRICE
         ------------------------------------------------------------
          $0.91 -  $2.01         242,649                 $ 1.11

          $9.50 -  $9.50           1,720                   9.50

         $14.00 - $15.31          35,260                  14.16

         $15.75 - $20.00              40                  16.50

         $22.25 - $31.00          10,000                  22.73

At December 31, 1997, options to purchase 279,022 shares were exercisable at a weighted-average exercise price of $1.06 and with a weighted-average life of eight years.

Had the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," for expense recognition purposes, the amount of compensation expense that would have been recognized in 1998, 1997, and 1996 would have been $1,097,650, $271,092 and $41,295, respectively. The Company's pro forma net income and pro forma net income per diluted share for 1998, 1997, and 1996 would have been reduced to the amounts below:

                                           1998             1997           1996
         --------------------------------------------------------------------------
         Pro forma net income
                  As reported           $7,165,069       $1,913,946       $680,614
                  Pro forma              6,434,130        1,751,291        655,837
         Pro forma net income
            per diluted share
                  As reported                 0.70             0.33           0.17
                  Pro forma                   0.63             0.30           0.16


PROTECTIVE COMPENSATION AND BENEFIT AGREEMENTS

The Company has entered into Protective Compensation and Benefit Agreements with certain associates, including all Executive Officers of the Company. These Agreements, subject to annual review by the Company's Board of Directors, expire on December 31, 1999, and will be automatically extended in one year increments unless canceled by the Company. These Agreements provide for specified benefits in the event of a change in control, as defined in the Agreements. At December 31, 1998, the maximum amount which could be required to be paid under these Agreements, if such events occur, is approximately $7,906,000.


8. LEASES:

The Company leases facilities, office equipment and computers under agreements which are classified as capital and operating leases. The leases have initial terms which range from two to seven years, with eight facility leases that have provisions to extend the leases for an additional three to five years. Future minimum payments, by year and in the aggregate, under non-cancelable capital and operating leases with initial or remaining terms of one year or more, are as follows at December 31, 1998:

                                               CAPITAL           OPERATING
                                                LEASES             LEASES
         -----------------------------------------------------------------
         1999                                $1,056,265        $ 3,740,287
         2000                                   865,220          3,622,186
         2001                                   604,923          2,859,446
         2002                                   167,013          1,917,634
         2003                                    31,215          1,428,019
         thereafter                               1,784          2,329,676
         -----------------------------------------------------------------
         Total minimum lease payments         2,726,420        $15,897,248
         Amounts representing interest         (303,467)
         -----------------------------------------------------------------
         Present value of net minimum
            lease payments                    2,422,953
         Current portion                       (910,273)
         -----------------------------------------------------------------
         Obligations under capital leases,
            less current portion             $1,512,680

Rental expense under operating leases for 1998, 1997, and 1996 was $3,150,404, $1,763,857 and $502,628, respectively.


9. MAJOR CUSTOMERS:

Net revenues from G.D. Searle and Co. accounted for approximately 38%, 54%, and 48% of net revenues in 1998, 1997, and 1996, respectively.

The CRO industry in general continues to be dependent on the research and development efforts of the principal pharmaceutical and biotechnology companies as major customers, and the Company believes this dependence will continue. The loss of business from any of the Company's major customers would have a material adverse effect on the Company.

                                                                             45.

10. INCOME TAXES:

The provision for income taxes for the year ended December 31, 1998 and 1997, is as follows:

                                                      1998             1997
         ---------------------------------------------------------------------
         Current:
         Federal, state and local                 $4,485,737        $  861,095
         Foreign                                    (655,265)          344,624
         ---------------------------------------------------------------------
                  Subtotal                         3,830,472         1,205,719

         Deferred:
         Federal and state                           825,991            91,328
         Effect of termination of S corporation
            status                                                     144,572
         Foreign                                    (107,420)            9,565
         ---------------------------------------------------------------------
                  Subtotal                           718,571           245,465

         Benefit applied to reduce goodwill          344,074
         ---------------------------------------------------------------------
         Total provision                          $4,893,117        $1,451,184

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate of 35% and 34% in 1998 and 1997, respectively as set forth below:

                                                         1998          1997
         ---------------------------------------------------------------------
         Income tax expense at the U.S. federal
            statutory rate                               35.0%         34.0%

         S corporation income for which no
            current income taxes were provided                        (14.4)

         Effects of foreign taxes                         2.4           3.2

         State and local income taxes, net of
            federal benefit                               5.3           1.6

         Effect of termination of S corporation status                  2.8

         Other                                           (2.1)          1.2
         ---------------------------------------------------------------------
         Total                                           40.6%         28.4%

A provision has not been made for U.S. or additional foreign taxes on the undistributed portion of earnings of foreign subsidiaries as those earnings have been permanently reinvested. It is not practicable to determine the amount of applicable taxes that would be due were such earnings distributed.

Components of the Company's net deferred tax asset and liability included in the consolidated balance sheet at December 31, 1998 and 1997 are as follows:

                                                         1998          1997
         ---------------------------------------------------------------------
         Deferred tax assets:
         Compensation and employee benefits            $116,169      $113,966
         Accrued expenses and other future
            deductible items                            198,517        70,700
         Operating loss carryforward                    152,150
         Other                                           70,068
         ---------------------------------------------------------------------
         Total deferred tax assets                      536,904       184,666
         ---------------------------------------------------------------------
         Deferred tax liabilities:
         Software costs                                 953,857       217,054
         Depreciation                                   154,191       135,940
         Intangible assets                              306,198        22,318
         Other                                           60,944
         ---------------------------------------------------------------------
         Total deferred tax liability                 1,475,190       375,312
         ---------------------------------------------------------------------
         Total net deferred tax liability              $938,286      $190,646
         ---------------------------------------------------------------------

The operating loss carryforward of approximately $480,000 can be carried forward indefinitely.


11. SHAREHOLDERS' EQUITY:

In June, 1998, the Company completed its follow-on offering of 2,415,000 shares of common stock at a price to the public of $23.50 per share. Of the 2,415,000 shares sold, 2,315,000 were sold by the Company and 100,000 shares were sold by selling shareholders. Proceeds to the Company approximated $51.4 million, net of underwriting commissions and discounts and offering expenses of $3.0 million.

In August, 1997, the Company and its shareholders completed an initial public offering ("IPO") of 4,140,000 shares of common stock at a price to the public of $14.00 per share. Of the 4,140,000 shares sold, 3,540,000 were sold by the Company and 600,000 shares were sold by selling shareholders. Proceeds to the Company approximated $45.2 million, net of underwriting commissions and discounts and offering expenses of $4.4 million.


46.

12. ACQUISITIONS:

In February, 1998, the Company completed its acquisition of ACER/EXCEL Inc. ("ACER/EXCEL"), headquartered in Cranford, New Jersey. Total acquisition costs consisted of $14.4 million in cash and 987,574 shares of the Company's Common Stock. The value of the stock consideration was determined for financial reporting purposes as of December 23, 1997, the date the purchase price was agreed to. Valuation of the Common Stock was based on an appraisal obtained by the Company which discounted the shares due to lock-up restrictions and the lack of registration of the shares.

A general escrow, which was established at the acquisition date to provide indemnification of sellers' representations and warranties and currently consists of 186,336 shares of the Company's Common Stock, was scheduled to be released to the sellers, 50% in February, 1999 and the remainder in February, 2000. The February, 1999 scheduled release of the escrow is pending resolution of ongoing discussions between the parties.

In September, 1997, the Company acquired GMI Gesellschaft fur Angewandte Mathematik und Informatik mbH ("gmi"). Acquisition costs of $12.7 million consisted of $10.0 million in cash and the issuance of 191,304 shares of the Company's Common Stock, valued at $14 per share or $2.7 million.

The Company acquired U-Gene Research B.V. ("U-Gene") in June, 1997 for approximately $15.9 million in cash. Approximately $1.6 million of the purchase price was payable to the U-Gene shareholders and was deposited in an escrow account pursuant to the U-Gene Purchase Agreement. In January, 1999, approximately $700,000 held in escrow was paid to the U-Gene shareholders. The remaining $900,000 of the promissory note has not been released and is pending resolution of ongoing discussions between the parties.

The following unaudited pro forma results of operations assume the acquisitions of U-Gene, gmi and ACER/EXCEL occurred at the beginning of 1997:

                                                         1998          1997
         -----------------------------------------------------------------------
         Net revenues                                $90,779,761     $67,484,265
         Income before extraordinary item              7,052,478       6,319,541
         Net income                                    7,052,478       5,179,718
         Income before extraordinary item
            (assuming the Company was taxed as
            a C corporation throughout 1997)           7,052,478       4,641,016
         Net income per diluted share                       0.67            0.75
         Income per diluted share before
            extraordinary item (assuming the
            Company was taxed as a C corporation
            throughout 1997)                                0.67            0.67
         Weighted average shares                      10,463,864       6,879,816
         -----------------------------------------------------------------------

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated at January 1, 1997 and 1998, nor are they necessarily indicative of future operating results.


13. RELATED PARTY TRANSACTION:

The Company made payments in 1998, 1997, and 1996 totaling approximately $426,000, $397,000, and $97,500, respectively, to a construction company owned by a relative of the Company's primary shareholder, for construction and renovations at various Company locations.


14. EXTRAORDINARY ITEM:

In 1997, the Company recorded an extraordinary item for the early extinguishment of indebtedness of $1.1 million, net of tax benefits of approximately $426,000. The extraordinary item resulted from the write-off of the debt discount recorded in connection with long-term borrowings. Such borrowings were made by the Company in connection with the acquisition of U-Gene prior to the Company's IPO and were repaid with the proceeds of the IPO.


                                                                             47.

15. SUBSEQUENT EVENT:

In January, 1999, the Company acquired Research Consultants (International) Holdings Ltd. ("IRC"), a U.K.-based company. Total acquisition costs consisted of approximately $4.1 million in cash and 87,558 shares of the Company's Common Stock. The shares have been placed in an escrow account pursuant to the IRC Share Purchase Agreement, 50% to be released in January, 2000 and the remainder in 2001. This acquisition will be accounted for using the purchase method of accounting.

Additionally, in January, 1999, the Company acquired a minority interest in Component Software International, Inc. ("CSI"), a software consulting and development company, for approximately $1.6 million in cash and 19,995 shares of the Company's Common Stock. Concurrent with this transaction, the Company entered into a Multi-Year Strategic Service Agreement with CSI whereby the Company will pay CSI $7.0 million over the next four years in exchange for strategic software consulting and development services from CSI.


16. SEGMENT INFORMATION:

The Company does not manage nor is it organized into separate operating segments. The Company manages its business in the aggregate, as a full-service international CRO. Principal financial information by geographic areas is as follows:

                                                1998                1997
         -----------------------------------------------------------------------
         Net Revenues

                  North America            $ 67,167,833        $ 33,850,189
                  Foreign                    22,348,305          10,382,710
         -----------------------------------------------------------------------
                                           $ 89,516,138        $ 44,232,899

         Identifiable Assets

                  North America            $113,125,603        $ 40,893,382
                  Foreign                    40,114,279          38,731,226
         -----------------------------------------------------------------------
                                           $153,239,882        $ 79,624,608

Net revenues of the Company's wholly-owned subsidiaries have been included in the consolidated statements of income from the respective dates of acquisition.


48.

REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and Shareholders

Kendle International Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Kendle International Inc. and its subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/PricewaterhouseCoopers LLP

February 15, 1999
Cincinnati, Ohio




                                                                             49.

MANAGEMENT TEAM


EXECUTIVE OFFICERS                           Brenda J. Hoeper                             Dennis C. Glaser
Candace Kendle, PharmD                       Director, Clinical Data                      Director, Global Proposals
Chairman & CEO                               Management
                                                                                          Mary W. Kuramoto
Christopher C. Bergen                        Maro L. Hoffman, MD                          Director, Corporate Communications
President & COO                              Senior Director, Global Safety
                                                                                          Michael E. Laird
Timothy M. Mooney                            Ronald P. Koning, MD                         Director, Strategic Account
Executive Vice President & CFO               Managing Director, Utrecht                   Development North America

CLINICAL OPERATIONS                          John H. Lasley                               James C. Linde
Bruce Kreter, PharmD                         Managing Director, Cincinnati                Director, Target Excellence
Vice President, Clinical Development
                                             Kathleen A. Lukacs                           Joseph D. Loudon
Nigel G. Page                                Managing Director, Cranford                  Director, Integration
Vice President, European
Operations                                   Inge M. Neiss                                Rafael J. Manoera
                                             Co-Managing Director, Munich                 Director, Mergers & Acquisitions
Frank L. Santoro, MD
Vice President, North American               Susan E. Oakley                              Michael G. Minor
Operations                                   Director, Clinical Operations                Vice President, Strategic Accounts
                                             Europe
Michael F. Bayer                                                                          Douglas G. Moehring
Managing Director, Chicago and               Lois B. Rosenberger, PhD                     Senior Director, Client Services
Los Angeles                                  Vice President, Regulatory
                                             Affairs/Quality Assurance                    Ann Nightingale
Janet L. Brennan                                                                          Director, Strategic Accounts
Director, Project Management                 William K. Stetsema, PhD
                                             Director, Clinical Research                  Paul F. Ritter, Esq.
Dagmar M. Chase, PhD                                                                      Senior Director & General Counsel
Co-Managing Director, Munich                 Mandyam K. Srirama, PhD
                                             Senior Director, Biostatistics               Stephen G. Scheurer
Philip J.W. Davies                                                                        Senior Director, Human Resources
Director, Clinical Pharmacology Unit         Carl R. Torchio
                                             Managing Director, Princeton                 Kevin M. Schwarz
Peter E. Djuric, PharmD                                                                   Senior Director & Corporate
Director, Post Marketing                     ADMINISTRATION                               Controller
Surveillance                                 Thomas E. Stilgenbauer
                                             Senior Vice President,                       Dieter Seitz-Tutter, PhD
Philip E. Doren, PhD                         Organizational Development                   Senior Director, Strategic Account
Director, Clinical Monitoring                                                             Development Europe
North America                                Gary M. Wedig
                                             Vice President & CIO                         Amy B. Shannon
John Glasby, PhD                                                                          Director, Corporate Training &
Co-Director, Regulatory Affairs              Kevin L. Brandenburg                         Development
Europe                                       Director, Facilities
                                                                                          Cathy J. Thompson
Gillian Gregory                              Anthony L. Forcellini                        Director, Strategic Accounts
Co-Director, Regulatory Affairs              Executive Director, Mergers &
Europe                                       Acquisitions

Jere M. Hardy                                Jeffrey A. Glancy
Vice President, Clinical Data                Director, Taxation
Management

50.

CORPORATE INFORMATION

BOARD OF DIRECTORS AND                       STOCK INFORMATION                            ANNUAL MEETING
EXECUTIVE OFFICERS*
                                             The Common Stock of Kendle                   The 1999 Annual Meeting of
Candace Kendle*                              International Inc. trades on The             Shareholders will be held at 10:00
Chairman of the Board & CEO                  Nasdaq Stock Market(R) under the             a.m. on Thursday, May 20, 1999 at
                                             symbol KNDL. The Common Stock                the Media Center, RiverCenter
Christopher C. Bergen*                       was initially offered to the public          Tower Offices, 50 East RiverCenter
President & COO                              on August 22, 1997 at a price of             Boulevard, Covington, Kentucky,
Director                                     $14.00 per share and commenced               41011
                                             trading on that date.
Timothy M. Mooney*                                                                        TRANSFER AGENT AND REGISTRATION
Executive Vice President & CFO               At March 10, 1999, there were
Director                                     approximately 2,789 beneficial               Fifth Third Bank
                                             shareholders. The Company has                Shareholder Services
Philip E. Beekman                            not paid dividends on its Common             Mail Drop 1090FS
Director                                     Stock since inception.                       38 Fountain Square Plaza
Former Chairman of the Board &                                                            Cincinnati, Ohio 45263
CEO, Hook-SupeRx, Inc.                       FINANCIAL REPORTS
                                                                                          INDEPENDENT ACCOUNTANTS
Robert Buck                                  Copies of the Company's Annual
Director                                     Report on Form 10-K and                      PricewaterhouseCoopers LLP
President, Uniform Rental Division           Quarterly Reports on Form 10-Q               Cincinnati, Ohio
Cintas Corporation                           filed with the Securities and
                                             Exchange Commission, as well as              OUTSIDE LEGAL COUNSEL
Mary Beth Price                              other investor materials, are avail-
Director                                     able upon request from:                      Keating, Muething & Klekamp, P.L.I.
Founder, Empower MediaMarketing                                                           Cincinnati, Ohio
Professor, Richard A. Forsythe               Julie G. Lerner
Chair in Entrepreneurship at the             Investor Relations
Richard T. Farmer School of                  Kendle International Inc.
Business, Miami University                   700 Carew Tower
                                             441 Vine Street
Charles A. Sanders, MD                       Cincinnati, Ohio 45202
Director
Former Chairman of the Board &               or access these reports electroni-
CEO, Glaxo, Inc.                             cally on the Internet. Kendle's
                                             web site address is:
                                             http://www.kendle.com