Form 10-K, Exhibit 13
period 1999-12-31
KENDLE INTERNATIONAL INC
filed 2000-03-30
CIK 1039151

Exhibit 13


FINANCIAL REVIEW
                         20    selected financial data

                         21    quarterly financial data

                         22    management's discussion and analysis

                         27    report of independent accountants

                         28    consolidated statements of income

                         29    consolidated balance sheets

                         30    consolidated statements of shareholders' equity

                         32    consolidated statements of cash flows

                         34    notes to consolidated financial statements

                         44    management team

                         45    corporate information


SELECTED FINANCIAL DATA

     (IN THOUSANDS, EXCEPT PER SHARE DATA)
    FOR THE YEARS ENDED DECEMBER 31,                     1999           1998           1997           1996           1995
--------------------------------------------------------------------------------------------------------------------------
   CONSOLIDATED STATEMENTS OF INCOME(1)

Net revenues                                          $ 117,151      $  89,516      $  44,233      $  12,959      $   6,118
Costs and expenses:
    Direct costs                                         61,032         44,880         23,883          6,631          2,787
    Selling, general and administrative                  37,316         29,157         13,538          4,823          2,553
    Depreciation and amortization                         6,731          4,711          1,583            316            168
---------------------------------------------------------------------------------------------------------------------------
                                                        105,079         78,748         39,004         11,770          5,508
Income from operations                                   12,072         10,768          5,229          1,189            610
Interest income                                           1,059          1,587            369             15              6
Interest expense                                           (367)          (284)          (425)           (65)           (69)
Other                                                       (67)           (13)           (59)            (5)
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item        12,697         12,058          5,114          1,134            547
Income taxes                                              4,968          4,893          1,451
----------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                          7,729          7,165          3,663          1,134            547
Extraordinary item, net of tax benefit                                                 (1,140)
----------------------------------------------------------------------------------------------------------------------------
Net Income                                            $   7,729      $   7,165      $   2,523      $   1,134      $     547

Pro Forma Net Income(2)                                                             $   1,914      $     681      $     328

INCOME PER SHARE DATA (PRO FORMA FOR 1995 - 1997)

Basic:
    Income per share before extraordinary item        $    0.69      $    0.75      $    0.60      $    0.19      $    0.09
    Extraordinary item per share                                                        (0.22)
----------------------------------------------------------------------------------------------------------------------------
    Net income per share                              $    0.69      $    0.75      $    0.38      $    0.19      $    0.09
----------------------------------------------------------------------------------------------------------------------------
    Weighted average shares                              11,251          9,589          5,055          3,650          3,650
Diluted:
    Income per share before extraordinary item        $    0.65      $    0.70      $    0.53      $    0.17      $    0.09
    Extraordinary item per share                                                        (0.20)
----------------------------------------------------------------------------------------------------------------------------
    Net income per share                              $    0.65      $    0.70      $    0.33      $    0.17      $    0.09
----------------------------------------------------------------------------------------------------------------------------
    Weighted average shares                              11,826         10,226          5,763          4,017          3,852

CONSOLIDATED BALANCE SHEET DATA(1,3)

Working capital                                       $  44,838      $  65,496      $  20,710      $    (294)     $    (139)
Total assets                                            184,382        153,240         79,625          8,623          2,432
Total long-term debt                                        763          3,103          3,087            761            151
Total shareholders' equity                              133,646        122,500         50,349            944            345

(1) From 1997 to 1999, the Company made seven acquisitions. See Note 12 to the consolidated financial statements.
(2) Pro forma net income reflects the application of corporate income taxes to the Company's net income at an assumed statutory combined federal, state and local rate which would have been recorded if the Company had been taxed as a C corporation during such periods.
(3) In 1998 and 1997, the Company and its shareholders completed Common Stock offerings, in which the Company raised net proceeds of $51.4 million and $45.2 million, respectively.

                                                       KENDLE INTERNATIONAL INC.


Quarterly Financial Data (Unaudited)

 (IN THOUSANDS, EXCEPT PER SHARE DATA)
 QUARTER                                         FIRST          SECOND           THIRD           FOURTH
-------------------------------------------------------------------------------------------------------
1999
Net revenues                                  $ 25,764         $ 27,854         $29,942        $ 33,591
Income from operations                           3,335            2,518           2,632           3,587
Net income                                       2,294            1,601           1,685           2,149
Net income per diluted share                      0.20             0.14            0.14            0.18
Ranges of stock price
     High                                        29.44            20.31           16.50           11.00
     Low                                         17.00            12.31            7.63            5.38

1998
Net revenues                                  $ 19,766         $ 22,534         $22,869        $ 24,347
Income from operations                           2,307            2,604           2,754           3,103
Net income                                       1,444            1,559           2,009           2,153
Net income per diluted share                      0.17             0.17            0.18            0.19
Ranges of stock price
     High                                        27.25            31.38           35.00           32.75
     Low                                         15.00            21.75           22.88           19.88


                                                       KENDLE INTERNATIONAL INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information set forth and discussed below is derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction therewith.

COMPANY OVERVIEW

Kendle International Inc. (the "Company") is an international contract research organization (CRO) that provides integrated clinical research services, including Phase I through IV drug development, on a contract basis to the pharmaceutical and biotechnology industries. Kendle also provides organizational, meeting management and publication services to professional organizations and pharmaceutical companies through its subsidiary, Health Care Communications, Inc. (HCC). With its acquisition of HCC, the Company is now managed through two reportable segments, the contract research services group and the medical communications group. The medical communications group includes only HCC.

The Company's contracts are generally fixed price, with some variable compo-nents, and range in duration from a few months to several years. The contract typically requires a portion of the contract fee to be paid at the time the contract is entered into and the balance is received in installments over the contract's duration, in most cases on a milestone achievement basis. Net revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustments to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Additionally, the Company incurs costs, in excess of contract amounts, in sub- contracting with third-party investigators. Such costs, which are reimbursable by its customers, are excluded from direct costs and net revenues.

Direct costs consist of compensation and related fringe benefits for project-related associates, unreimbursed project-related costs and an allocation of indirect costs including facilities, information systems, and other costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for sales and administrative associates and professional services, as well as unallocated costs related to facilities, information systems and other costs.

ACQUISITIONS

In 1999, the Company acquired Research Consultants (International) Holdings Limited (IRC), a U.K.-based regulatory affairs company, ESCLI S.A., a CRO based in Paris, France and Specialist Monitoring Services Limited, a U.K.-based CRO. The Company also acquired HCC, a U.S.-based medical communications company.

The acquisitions have been accounted for using the purchase method of accounting, with goodwill as a result of the transactions being amortized over thirty years. The results of operations are included in the Company's consolidated statements of income from the dates of acquisition.

RESULTS OF OPERATIONS

Net Revenues

Net revenues increased to $117.2 million for the year ended December 31, 1999. This compares to $89.5 million and $44.2 million for the years ended December 31, 1998, and 1997, respectively. The 31% increase in net revenues in 1999 was comprised of organic growth of 18% and growth from acquisitions of 13%. The 102% increase in net revenues in 1998 was comprised of organic growth of 64% and growth from acquisitions of 38%. Approximately 30%, 25%, and 23% of the Company's net revenues in 1999, 1998, and 1997, respectively were derived from the Company's operations outside of the United States. Revenues from G.D. Searle and Co. accounted for approximately 24%, 38%, and 54% of net revenues for the years ended December 31, 1999, 1998, and 1997, respectively. Revenues from Centocor, Inc. accounted for approximately 18% of net revenues for the year ended December 31, 1999 and were less than 10% in 1998 and 1997.


NET REVENUES
$ MILLION

1997         1998          1999
44.2         89.5          117.2


                                                       KENDLE INTERNATIONAL INC.

The CRO industry in general continues to be dependent on the research and development efforts of the principal pharmaceutical and biotechnology com-panies as major customers, and the Company believes this dependence will continue. The loss of business from any of the Company's major customers could have a material adverse effect on the Company.

OPERATING EXPENSES

$ MILLIONS                                  1997       1998        1999
------------------------------------------------------------------------
Direct Costs                               $23.9      $ 44.9      $ 61.0
Selling, General & Administrative           13.5        29.2        37.3
Depreciation and Amortization                1.6         4.7         6.7

Direct costs increased by $16.1 million, or 36%, for the year ended December 31, 1999 as compared to 1998. As compared to 1997, direct costs increased by $21.0 million, or 88%, in 1998. The increases are a result of increases in direct salaries and fringe benefits to support the increases in net revenues for the periods. Direct costs expressed as a percentage of net revenues were 52.1%, 50.1%, and 54.0% for the years ended December 31, 1999, 1998, and 1997, respectively. The change in these costs as a percentage of net revenues is due to the varying levels of profitability within the mix of contracts among periods.

Selling, general and administrative expenses increased by $8.1 million, or 28%, for the year ended December 31, 1999 as compared to 1998. These expenses increased $15.7 million, or 115%, for the year ended December 31, 1998 as compared to 1997. The increases are primarily comprised of increases in salaries and benefits, rent and other facility expenses, travel, contractual services, recruiting, marketing, advertising and other expenses resulting from the Company's continued efforts to increase its infrastructure to support the growth in business. In 1999, the Company incurred significant costs to hire and retain new business development associates in connection with the implementation of its strategic account management program. Selling, general and administrative expenses as a percentage of net revenues were 31.9% for the year ended December 31, 1999, 32.6% in 1998, and 30.6% in 1997. In 1998 and the first half of 1999, the Company made significant investments in infrastructure to support the growth in business. These investments caused this percentage to be higher in 1998 as compared to 1997; however, in the last half of 1999, the Company was able to leverage these investments allowing this percentage to decrease in 1999 as compared to 1998.

Depreciation and amortization expense increases from 1997 through 1999 are the result of the amortization of goodwill as a result of the Company's acquisi-tions and an increase in depreciation expense as a result of the Company's increased level of capital expenditures.

INCOME TAXES

The Company's effective tax rate was 39.1% for the year ended December 31, 1999 as compared to 40.6% in 1998 and 28.4% in 1997. The decrease in the Company's effective tax rate from 1998 to 1999 is due to the Company's investment in tax advantaged securities in 1999 as compared to taxable securities in 1998 in order to achieve a better after-tax return on these investments. There were no income taxes recorded with respect to periods prior to the Company's August, 1997 initial public offering (IPO) as the Company was taxed as an S corporation.

SEGMENT INFORMATION

Net revenues from the contract research services group and the medical communications group were $114.5 million and $2.7 million, respectively, for the year ended December 31, 1999. Net income from the contract research services group and the medical communications group was $7.0 million and $0.7 million, respectively, for the year ended December 31, 1999. Information is not presented for prior years because the Company had not yet acquired HCC, and managed its business as one segment.


LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased by $8.3 million for the year ended December 31, 1999 as a result of cash used in operating and investing activities of $5.0 million and $11.9 million respectively, offset by cash provided by financing activities of $9.2 million. Net cash used in operating activities resulted from net income primarily offset by an increase in accounts receivable. Fluctuations in accounts receivable and advance billings occur on a regular basis as services are performed, milestones or other billing criteria are achieved, invoices are sent to customers, and


WORKING CAPITAL

$ MILLIONS

1997           1998               1999
20.7           65.5               44.8


                                                       KENDLE INTERNATIONAL INC.

payments for outstanding accounts receivable are collected from customers. Such activity varies by individual customer and contract. Accounts receivable, net of advance billings, increased from $18.8 million at December 31, 1998 to $36.6 million at December 31, 1999. During 1999, the Company experienced customers becoming more aggressive in managing their own cash flow which caused an increase in the amount of time certain customers took to pay their invoices. Additionally, certain contracts contain milestone payment schedules that require a larger portion of the contract value to be paid near the end of the study, when compared to historical milestone payment schedules. Because the Company is in the latter stages of several of these contracts, the payment schedules have caused the unbilled accounts receivable to grow and accordingly have had a negative impact on the Company's operating cash flow. The Company does not anticipate any difficulties in achieving the remaining milestones and collecting the unbilled accounts receivable related to these contracts.

Investing activities for the year ended December 31, 1999 consisted primarily of the costs related to the Company's acquisitions of $20.7 million (net of cash acquired) and capital expenditures of $10.8 million offset by net proceeds from sales and purchases of available for sale securities of $20.9 million.

Financing activities for the year ended December 31, 1999 consisted primarily of net borrowings under the Company's credit facility of $8.7 million.


Cash and cash equivalents decreased by $1.8 million for the year ended December 31, 1998 as a result of cash provided by financing activities of $50.6 million offset by cash used in operating and investing activities of $1.9 million and $50.7 million, respectively. Net cash used in operating activities resulted pri-marily from net income offset by additional working capital used to support the Company's growth.

CASH, CASH EQUIVALENTS &
AVAILABLE FOR SALE SECURITIES
$ MILLIONS

1997        1998        1999
24.2        54.8        25.2

Investing activities during 1998 consisted primarily of the costs related to the Company's acquisition of $12.7 million (net of cash acquired) and the purchase of available for sale securities (net of proceeds) of $30.4 million. Financing activities consisted primarily of net proceeds of $51.4 million as a result of the Company's follow-on offering of Common Stock.

Cash and cash equivalents increased by $13.7 million for the year ended December 31, 1997 as a result of cash provided by operating and financing activities of $6.5 million and $41.6 million, respectively, offset by cash used in investing activities of $34.4 million. Net cash provided by operating activities resulted from net income and the net change in working capital items. Investing activities during the year consisted primarily of the costs related to the Company's acquisitions of $22.9 million (net of cash acquired). Financing activities consisted primarily of $45.2 million of net proceeds from the Company's IPO.

The Company had available for sale securities totaling $19.5 million and $40.8 million at December 31, 1999 and 1998, respectively.

Capital expenditures were $10.8 million, $7.3 million and $3.1 million in 1999, 1998, and 1997, respectively.

The Company has a $30 million credit facility with certain banks. The credit facility bears interest at a rate equal to either (a) LIBOR plus the Applicable Percentage (as defined) or (b) the higher of the Bank's prime rate or the Federal Funds rate plus 0.50%, plus the Applicable Percentage. All amounts outstanding thereunder become due and payable in February, 2001. The facility includes various restrictive covenants including the maintenance of certain fixed coverage and leverage ratios as well as minimum net worth levels. At December 31, 1999, there was $8.7 million outstanding under the credit facility.

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


                                                       KENDLE INTERNATIONAL INC.

FOREIGN CURRENCY

The Company operates on a global basis and is therefore exposed to various types of currency risks. Two specific transaction risks arise from the nature of the contracts the Company executes with its customers since contracts are occasionally denominated in a currency different than the particular subsidiary's local currency. This contract currency denomination issue is applicable only to a portion of the contracts executed by the Company's foreign subsidiaries. The first risk occurs as revenue recognized for services rendered is denominated in a currency different from the currency in which the subsidiary's expenses are incurred. As a result, the subsidiary's net revenues and resultant net income can be affected by fluctuations in exchange rates. Although some contracts state that currency fluctuations from the rates in effect at the time the contract is executed up to a specified threshold (generally plus or minus a few percentage points) will be absorbed by the Company, and fluctuations in excess of the threshold are the customer's responsibility, most contracts do not specifically address responsibility for currency fluctuations. Historically, fluctuations in exchange rates from those in effect at the time contracts were executed have not had a material effect upon the Company's consolidated financial results.

The second risk results from the passage of time between the invoicing of customers under these contracts and the ultimate collection of customer payments against such invoices. Because the contract is denominated in a currency other than the subsidiary's local currency, the Company recognizes a receivable at the time of invoicing at the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared until the payment from the customer is received will result in the Company receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable established. This difference is recognized by the Company as a foreign currency transaction gain or loss, as applicable, and is reported in other income (expense) in the consolidated statements of income.

The Company's consolidated financial statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting consolidated financial statements. The Company's foreign subsidiaries translate their financial results from local currency into U.S. dollars as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end of period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner affects the shareholders' equity account, referred to as the foreign currency translation adjustment account. This account exists only in the foreign subsidiary's U.S. dollar balance sheet and is necessary to keep the foreign balance sheet stated in U.S. dollars in balance. Foreign currency translation adjustments, reported as a separate component of shareholders' equity, were ($1.8) million at December 31, 1999 compared to $564,000 at December 31, 1998.

IMPACT OF THE YEAR 2000

The Company initiated a program in 1998 to identify and address issues associ-ated with the ability of its date-sensitive software to recognize the Year 2000 properly. The Company spent approximately $900,000 in order to prepare for the Year 2000 of which approximately 20% was paid to third party service providers. The Company has not experienced any significant problems associated with the date change and expects to incur approximately $50,000 in expense in 2000 as it continues to monitor and test ongoing compliance. While the Company does not anticipate any significant problems regarding the Year 2000, there can be no assurance that problems will not arise in the future.

NEW ACCOUNTING PRONOUNCEMENTS

In June, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Since its only derivative transaction has historically been the occasional use of foreign currency exchange rate hedge instruments within a year, management of the Company anticipates that the adoption of SFAS No. 133 will not have a significant effect on the Company's results of operations or its financial position.


                                                       KENDLE INTERNATIONAL INC.

CAUTIONARY STATEMENT FOR
FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Report that are not historical facts constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. Any for-ward-looking statement speaks only as of the date made. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

Statements concerning expected financial performance, on-going business strategies and possible future action that the Company intends to pursue to achieve strategic objectives constitute forward-looking information. Implementation of these strategies and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors. Factors which could cause actual performance to differ materially from these forward-looking statements include, without limitation, factors discussed in conjunction with a forward-looking statement, changes in general economic conditions, competitive factors, outsourcing trends in the pharmaceutical industry, the Company's ability to manage growth and to continue to attract and retain qualified personnel, the Company's ability to complete additional acquisitions and to integrate newly acquired businesses, the Company's ability to penetrate new markets, competition and consolidation within the industry, the ability of joint venture businesses to be integrated with the Company's operations, cancellation or delay of contracts, the progress of ongoing projects, cost overruns, the Company's sales cycle, the ability to maintain large customer contracts or to enter into new contracts, the effects of exchange rate fluctuations, and the other risk factors set forth in the Company's SEC filings, copies of which are available upon request from the Company's investor relations department.



                                                       KENDLE INTERNATIONAL INC.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders

Kendle International Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Kendle International Inc. and its subsidiaries (the "Company") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/PricewaterhouseCoopers LLP

February 22, 2000

Cincinnati, Ohio


                                                       KENDLE INTERNATIONAL INC.


CONSOLIDATED STATEMENTS OF INCOME

       (IN THOUSANDS, EXCEPT PER SHARE DATA)
     FOR THE YEARS ENDED DECEMBER 31,                   1999            1998          1997
---------------------------------------------------------------------------------------------
Net revenues                                          $ 117,151      $  89,516      $  44,233
Cost and expenses:
     Direct costs                                        61,032         44,880         23,883
     Selling, general and administrative                 37,316         29,157         13,538
     Depreciation and amortization                        6,731          4,711          1,583
---------------------------------------------------------------------------------------------
                                                        105,079         78,748         39,004
---------------------------------------------------------------------------------------------
Income from operations                                   12,072         10,768          5,229
Other income (expense):
     Interest income                                      1,059          1,587            369
     Interest expense                                      (367)          (284)          (425)
     Other                                                  (67)           (13)           (59)
---------------------------------------------------------------------------------------------
                                                            625          1,290           (115)
Income before income taxes and extraordinary item        12,697         12,058          5,114
Income taxes                                              4,968          4,893          1,451
---------------------------------------------------------------------------------------------
Income before extraordinary item                          7,729          7,165          3,663
Extraordinary item, net of tax benefit                                                 (1,140)
---------------------------------------------------------------------------------------------
Net Income                                            $   7,729      $   7,165      $   2,523
Pro forma income data:
     Income before extraordinary item                                               $   3,663
     Pro forma adjustment for income taxes                                                609
---------------------------------------------------------------------------------------------
     Pro forma income before extraordinary item                                         3,054
     Extraordinary item, net of tax benefit                                            (1,140)
---------------------------------------------------------------------------------------------
Pro forma net income                                                                $   1,914
Income per share data (pro forma for 1997):
Basic:
     Income per share before extraordinary item       $    0.69      $    0.75      $    0.60
     Extraordinary item per share                                                       (0.22)
---------------------------------------------------------------------------------------------
     Net income per share                             $    0.69      $    0.75      $    0.38
---------------------------------------------------------------------------------------------
     Weighted average shares                             11,251          9,589          5,055
Diluted:
     Income per share before extraordinary item       $    0.65      $    0.70      $    0.53
     Extraordinary item per share                                                       (0.20)
---------------------------------------------------------------------------------------------
     Net income per share                             $    0.65      $    0.70      $    0.33
---------------------------------------------------------------------------------------------
     Weighted average shares                             11,826         10,226          5,763


The accompanying notes are an integral part of these consolidated financial statements.


                                                       KENDLE INTERNATIONAL INC.


CONSOLIDATED BALANCE SHEETS

     (IN THOUSANDS, EXCEPT SHARE DATA)
    DECEMBER 31,                                                                       1999              1998
-------------------------------------------------------------------------------------------------------------
    ASSETS
    Current assets:
      Cash and cash equivalents                                                      $   5,720      $  13,980
      Available for sale securities                                                     19,524         40,768
      Accounts receivable                                                               51,186         28,518
      Unreimbursed investigator and project costs                                        9,117          4,072
      Other current assets                                                               5,101          4,052
-------------------------------------------------------------------------------------------------------------
              Total current assets                                                      90,648         91,390
Property and equipment, net                                                             14,683         11,320
Excess of purchase price over net assets acquired, net                                  71,075         47,692
Other assets                                                                             7,976          2,838
-------------------------------------------------------------------------------------------------------------
                     Total assets                                                    $ 184,382      $ 153,240

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Current portion of obligations under capital leases                            $     725      $     910
      Amounts outstanding under credit facility                                          8,700
      Trade payables                                                                     5,619          4,964
      Advances against investigator and project costs                                    2,624          2,696
      Advance billings                                                                  14,539          9,722
      Other accrued liabilities                                                         13,603          7,602
-------------------------------------------------------------------------------------------------------------
              Total current liabilities                                                 45,810         25,894
Obligations under capital leases, less current portion                                     763          1,513
Note payable                                                                                            1,590
Deferred income taxes payable                                                            3,762          1,376
Other liabilities                                                                          401            367
-------------------------------------------------------------------------------------------------------------
              Total liabilities                                                         50,736         30,740
Shareholders' equity:
      Preferred stock--no par value; 100,000 shares authorized; none issued and outstanding
      Common stock--no par value; 45,000,000 shares authorized; 11,489,318 and 10,955,390 shares issued and outstanding at December 31, 1999
          and 1998, respectively                                                            75             75
      Additional paid-in capital                                                       120,544        114,426
      Retained earnings                                                                 15,246          7,517
      Accumulated other comprehensive income:
              Net unrealized holding losses on available for sale securities              (434)           (82)
              Foreign currency translation adjustment                                   (1,785)           564
-------------------------------------------------------------------------------------------------------------
                      Total accumulated other comprehensive income                      (2,219)           482
-------------------------------------------------------------------------------------------------------------
             Total shareholders' equity                                                133,646        122,500
-------------------------------------------------------------------------------------------------------------
                     Total liabilities and shareholders' equity                      $ 184,382      $ 153,240


The accompanying notes are an integral part of these consolidated financial statements.


                                                       KENDLE INTERNATIONAL INC.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                  COMMON STOCK          ADDITIONAL
                                                         NUMBER                          PAID-IN         RETAINED
  (IN THOUSANDS, EXCEPT SHARE DATA)                     OF SHARES          AMOUNT        CAPITAL         EARNINGS
-----------------------------------------------------------------------------------------------------------------
 Balance, January 1, 1997                               3,650,000         $    75       $     270        $   599
 Net income                                                                                                2,523
 Other comprehensive income:
      Foreign currency translation adjustment
      Net unrealized holding gains on
        available for sale securities, net of tax
      Reclassification adjustment for holding
         gains included in net income, net of tax
----------------------------------------------------------------------------------------------------------------
Comprehensive income
----------------------------------------------------------------------------------------------------------------
 Distributions to shareholders                                                                            (2,309)
 Reclassification of S corporation retained
      earnings to additional paid-in capital                                                  461           (461)
 Net proceeds from sale of Common Stock                 3,540,000                          45,198
 Issuance of Common Stock for acquisition                 191,304                           2,678
 Warrants issued and subsequently converted               153,738                           1,502
 Shares issued under stock plans                           47,325                              44
 Income tax benefit from exercise of stock options                                             34
-----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1997                             7,582,367              75          50,187            352
 Net income                                                                                                7,165
 Other comprehensive income:
      Foreign currency translation adjustment
      Net unrealized holding gains on
        available for sale securities, net of tax
      Reclassification adjustment for holding
        gains included in net income, net of tax
----------------------------------------------------------------------------------------------------------------
 Comprehensive income
----------------------------------------------------------------------------------------------------------------
 Net proceeds from sale of Common Stock                 2,315,000                          51,371
 Issuance of Common Stock for acquisition                 987,574                          12,542
 Shares issued under stock plans                           70,449                             131
 Income tax benefit from exercise of stock options                                            195
-----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1998                            10,955,390              75         114,426          7,517

The accompanying notes are an integral part of these consolidated financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                            ACCUMULATED
                                                                OTHER            TOTAL
                                                           COMPREHENSIVE      SHAREHOLDERS'       COMPREHENSIVE
  (IN THOUSANDS, EXCEPT SHARE DATA)                            INCOME            EQUITY              INCOME

 Balance, January 1, 1997                                                     $    944
 Net income                                                                      2,523               $2,523
 Other comprehensive income:
      Foreign currency translation adjustment               $   (264)             (264)                (264)
      Net unrealized holding gains on
        available for sale securities, net of tax                 35                35                   35
      Reclassification adjustment for holding
         gains included in net income, net of tax                (36)              (36)                 (36)
----------------------------------------------------------------------------------------------------------------
 Comprehensive income                                                                                $2,258
----------------------------------------------------------------------------------------------------------------
 Distributions to shareholders                                                  (2,309)
 Reclassification of S corporation retained
      earnings to additional paid-in capital
 Net proceeds from sale of Common Stock                                         45,198
 Issuance of Common Stock for acquisition                                        2,678
 Warrants issued and subsequently converted                                      1,502
 Shares issued under stock plans                                                    44
 Income tax benefit from exercise of stock options                                  34
 -----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1997                                     (265)           50,349
 Net income                                                                      7,165               $7,165
 Other comprehensive income:
      Foreign currency translation adjustment                    828               828                  828
      Net unrealized holding gains on
        available for sale securities, net of tax                 39                39                   39
      Reclassification adjustment for holding
        gains included in net income, net of tax                (120)             (120)                (120)
----------------------------------------------------------------------------------------------------------------
 Comprehensive income                                                                                $7,912
----------------------------------------------------------------------------------------------------------------
 Net proceeds from sale of Common Stock                                         51,371
 Issuance of Common Stock for acquisition                                       12,542
 Shares issued under stock plans                                                   131
 Income tax benefit from exercise of stock options                                 195
 -----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1998                                      482           122,500

The accompanying notes are an integral part of these consolidated financial statements.


                                                       KENDLE INTERNATIONAL INC.



                                                                  COMMON STOCK          ADDITIONAL
                                                         NUMBER                          PAID-IN         RETAINED
                                                        OF SHARES          AMOUNT        CAPITAL         EARNINGS
-----------------------------------------------------------------------------------------------------------------
Net income                                                                                                 7,729
Other comprehensive income:
     Foreign currency translation adjustment
     Net unrealized holding losses on
          available for sale securities, net of tax
     Reclassification adjustment for holding
         losses included in net income, net of tax
-----------------------------------------------------------------------------------------------------------------
Comprehensive income
-----------------------------------------------------------------------------------------------------------------
Issuance of Common Stock for
     investment and acquisitions                          423,792                           5,275
Shares issued under stock plans                           110,136                             702
Income tax benefit from exercise of stock options                                             141
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                             11,489,318            $ 75        $120,544       $ 15,246




                                                          ACCUMULATED
                                                              OTHER            TOTAL
                                                         COMPREHENSIVE      SHAREHOLDERS'       COMPREHENSIVE
                                                             INCOME            EQUITY              INCOME
-----------------------------------------------------------------------------------------------------------------
Net income                                                                     7,729                $7,729
Other comprehensive income:
     Foreign currency translation adjustment                (2,349)           (2,349)               (2,349)
     Net unrealized holding losses on
          available for sale securities, net of tax           (570)             (570)                 (570)
     Reclassification adjustment for holding
         losses included in net income, net of tax             218               218                   218
-----------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                $5,028
-----------------------------------------------------------------------------------------------------------------
Issuance of Common Stock for
     investment and acquisitions                                               5,275
Shares issued under stock plans                                                  702
Income tax benefit from exercise of stock options                                141
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                $ (2,219)        $ 133,646


The accompanying notes are an integral part of these consolidated financial statements.


                                                       KENDLE INTERNATIONAL INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS

     (IN THOUSANDS)
    FOR THE YEARS ENDED DECEMBER 31,                                                     1999          1998           1997
---------------------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM OPERATING ACTIVITIES

     Net income                                                                        $  7,729      $  7,165      $  2,523
     Adjustments to reconcile net income to cash provided by
     (used in) operating activities:
     Depreciation and amortization                                                        6,731         4,711         1,583
     Deferred income taxes                                                                2,355           719           245
     Extraordinary item, net of tax                                                                                   1,140
     Other                                                                                   88           (54)          (31)
     Changes in operating assets and liabilities, net of effects from acquisitions:
        Accounts receivable                                                             (20,606)      (10,867)       (6,080)
        Other current assets                                                               (481)       (1,111)         (388)
        Other assets                                                                        (74)          (52)         (141)
        Investigator and project costs                                                   (4,132)        2,528        (3,668)
        Trade payables                                                                      597        (4,262)        7,049
        Advance billings                                                                  2,574          (203)        1,292
        Accrued liabilities and other                                                       184          (452)        2,956
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                      (5,035)       (1,878)        6,480

CASH FLOWS FROM INVESTING ACTIVITIES

     Purchase of available for sale securities                                          (20,244)      (42,530)      (10,939)
     Proceeds from sale and maturity of available for sale securities                    41,137        12,122         2,500
     Acquisitions of property and equipment                                              (6,557)       (5,830)       (2,545)
     Additions to internally developed software                                          (4,215)       (1,433)         (531)
     Acquisitions of businesses, less cash acquired                                     (20,727)      (12,675)      (22,872)
     Other investments                                                                   (1,305)         (360)
---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                   (11,911)      (50,706)      (34,387)

CASH FLOWS FROM FINANCING ACTIVITIES

     Borrowings under credit facility                                                    18,300                      13,845
     Repayments under credit facility                                                    (9,600)                    (18,845)
     Proceeds from issuance of Common Stock                                                  90        51,491        46,743
     Amounts payable - book overdraft                                                     1,340
     Payments on capital lease obligations                                                 (934)         (846)         (513)
     Debt issue costs                                                                                     (60)         (539)
     Proceeds from subordinated debt borrowings                                                                       3,500
     Distributions to shareholders                                                                                   (2,559)
---------------------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities                                         $  9,196      $ 50,585      $ 41,632

   The accompanying notes are an integral part of these consolidated financial statements.


                                                       KENDLE INTERNATIONAL INC.


 (IN THOUSANDS)
 FOR THE YEARS ENDED DECEMBER 31,                                           1999         1998           1997
----------------------------------------------------------------------------------------------------------------
     Effects of exchange rates on cash and cash equivalents              $   (510)     $    212      $     (5)
----------------------------------------------------------------------------------------------------------------
     Net increase (decrease) in cash and cash equivalents                  (8,260)       (1,787)       13,720

CASH AND CASH EQUIVALENTS

     Beginning of year                                                     13,980        15,767         2,047
----------------------------------------------------------------------------------------------------------------
     End of year                                                         $  5,720      $ 13,980      $ 15,767

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Cash paid during the year for interest                              $    431      $    295      $    425
     Cash paid during the year for income taxes                          $  1,905      $  5,177      $    480

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
AND FINANCING ACTIVITIES

     Acquisition of equipment under capital leases                       $     20      $     75      $  1,637
     Issuance of Common Stock in connection with investment              $    371
     Amounts accrued for contingent consideration
         pursuant to acquisition agreement (Note 12)                     $  4,000
     Issuance of Common Stock in connection with
         employee stock purchase plan                                    $    502
     Note payable under escrow agreement for acquisition                                             $  1,530
     Interest on note payable under escrow agreement for acquisition                                 $    180

     Acquisitions of businesses:
     Fair value of assets acquired                                       $ 29,748      $ 30,193      $ 34,750
     Fair value of liabilities assumed or incurred                         (4,117)       (4,976)       (9,200)
     Stock issued                                                          (4,904)      (12,542)       (2,678)
----------------------------------------------------------------------------------------------------------------
     Net cash payments                                                   $ 20,727      $ 12,675      $ 22,872

The accompanying notes are an integral part of these consolidated financial statements.


                                                       KENDLE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Kendle International Inc. (the "Company") is an international contract research organization (CRO) providing integrated clinical research services, including Phase I through IV drug development, on a contract basis to the pharmaceutical and biotechnology industries. The Company also provides organizational, meeting management, and publication services to professional organizations and pharmaceutical companies through its subsidiary, Health Care Communications Inc.
(HCC). The Company has operations in North America, Europe and Asia.

Principles of Consolidation and Organization

The consolidated financial statements include the financial information of Kendle International Inc. and its wholly-owned subsidiaries. Investments in unconsolidated companies, which are at least 20% owned and the Company can exercise significant influence but not control, are carried at cost plus equity in undistributed earnings since acquisition. Investments in unconsolidated companies, which are less than 20% owned and the Company cannot exercise significant influence, are carried at cost.

All intercompany accounts and transactions have been eliminated. The results of operations of the Company's wholly-owned subsidiaries have been included in the consolidated financial statements of the Company from the respective dates of acquisition.

Certain amounts reflected in the prior years' consolidated financial statements have been reclassified to be comparable with the current year.

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries and investments are translated into U.S. dollars at year-end exchange rates. Income statement accounts are translated at average exchange rates for the year. Resultant translation adjustments are recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the consolidated statements of income.

As a significant percentage of the Company's cash flow from operations is derived from operations outside the United States, the Company is subject to the risks of currency exchange rate fluctuations.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market funds held with a financial institution, with an initial maturity of three months or less.

The Company maintains its demand deposits with certain financial institutions. The balance of one account occasionally exceeds the maximum U.S. federally insured amount. Additionally, there is no state insurance coverage on bank balances held in The Netherlands.

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

Revenue Recognition

Revenues are earned by performing services primarily under fixed-price contracts. Net revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts.The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustments to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and could result in a material change.


                                                       KENDLE INTERNATIONAL INC.

Direct costs include direct labor costs and indirect costs related to contract performance, such as indirect labor, supplies, depreciation, rent and utilities. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses become known.

Amendments to contracts resulting in revisions to revenues and costs are recognized in the period in which the revisions are negotiated. Included in accounts receivable are unbilled accounts receivable, which represent revenue recognized in excess of amounts billed. Advance billings represent amounts billed in excess of revenue recognized.

Concentration of Credit Risk

Accounts receivable represents amounts due from customers who are concentrated mainly in the pharmaceutical and biotechnology industries. The concentration of credit risk is subject to the financial and industry conditions of the Company's customers. The Company does not require collateral or other securities to support customer receivables. The Company monitors the creditworthiness of its customers, and credit losses have been immaterial and consistent with management's expectations. Management considers the likelihood of material credit risk exposure as remote.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed over estimated useful lives of two to ten years using the straight-line method. Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and the related accumulated depreciation are relieved and any gains or losses are reflected in operations.

Equipment under capital leases is recorded at the present value of future mini-mum lease payments and is amortized over the estimated useful lives of the assets, not to exceed the terms of the related leases. Accumulated amortiza-tion on equipment under capital leases was $2.7 million and $1.9 million at December 31, 1999 and 1998, respectively.

Internally Developed Software

The Company capitalizes costs incurred to internally develop software used primarily in the Company's proprietary clinical trial and data management. These costs are amortized on a straight-line basis over the estimated useful life of the product, not to exceed five years. Unamortized software costs included in the consolidated balance sheets at December 31, 1999 and 1998 were $6.2 million and $2.0 million, respectively. The related accumulated amortization at December 31, 1999 and 1998 was $0.7 million and $0.2 million, respectively.

Excess of Purchase Price Over Net Assets Acquired

The excess of cost over the fair value of the net assets acquired in the Company's acquisitions is being amortized on a straight-line basis over a thirty year period. Excess of purchase price over net assets acquired is evaluated periodically as events or circumstances indicate a possible inability to recover its carrying amount. Such evaluation will be based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses will necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, an impairment loss will be recognized based on discounted expected future cash flows. Accumulated amortization of the excess of purchase price over net assets acquired was $4.0 million and $2.0 million at December 31, 1999 and 1998, respectively.

Investigator and Project Costs

In addition to various contract costs previously described, the Company incurs costs, in excess of contract amounts, which are reimbursable by its customers. Such pass-through costs incurred, but not yet reimbursed, are reflected as a current asset in the accompanying consolidated balance sheets. Advances from customers for such costs not yet incurred are reflected as a current liability. Such costs and reimbursement for such costs are excluded from direct costs and net revenues and totaled $33.3 million, $41.6 million, and $48.7 million for the years ended December 31, 1999, 1998, and 1997, respectively.

Net Income Per Share Data

Net income per basic share is computed using the weighted average common shares outstanding. Net income per diluted share is computed using the weighted average common shares and potential common shares outstanding.



                                                       KENDLE INTERNATIONAL INC.

The weighted average shares used in computing net income per diluted share have been calculated as follows:

   (IN THOUSANDS)                                1999           1998       1997
--------------------------------------------------------------------------------
  Weighted average common shares outstanding    11,251         9,589      5,055

  Stock options                                    507           637        610

  Contingently issuable shares                      68

  Stock purchase warrants                                                    98
--------------------------------------------------------------------------------
  Weighted average shares                       11,826        10,226      5,763
--------------------------------------------------------------------------------


For additional disclosure regarding the contingently issuable shares, see Note 12, Acquisitions.

Options to purchase approximately 398,000 and 89,000 shares of Common Stock were outstanding during 1999 and 1998 respectively, but were not included in the computation of earnings per diluted share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Income Taxes

Since August, 1997, upon terminating its S corporation status, the Company has recorded deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

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

Stock Options

The Company accounts for stock options issued to associates in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes expense based on the intrinsic value of the options.

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

New Accounting Pronouncements

In June, 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Since the Company's only derivative transaction has historically been the use of foreign currency exchange rate hedge instruments occasionally within a year, management anticipates that the adoption of SFAS No. 133 will not have a significant effect on the Company's results of operations or its financial position.

2. AVAILABLE FOR SALE SECURITIES:

The fair value of available for sale securities is estimated based on quoted market prices. Information related to the Company's available for sale securities at December 31, 1999 and 1998 is as follows:


                                                       KENDLE INTERNATIONAL INC.

------------------------------------------------------------------------------------------
                                                                 UNREALIZED

   (IN THOUSANDS)                                    COST           LOSS         VALUE
------------------------------------------------------------------------------------------
  1999
  Debt securities:
  Municipal securities                              $20,246         $(722)        $19,524

  1998

  Debt securities:
  Municipal securities                               40,850           (82)         40,768
------------------------------------------------------------------------------------------
Contractual maturities of debt securities are as follows at December 31, 1999:


------------------------------------------------------------------------------------------
   (IN THOUSANDS)                                       COST            FAIR VALUE
------------------------------------------------------------------------------------------
  Due within one year                                 $    ----         $    ----

  Due after one year through five years                   13,086           12,804

  Due after five years through ten years                   7,160            6,720
------------------------------------------------------------------------------------------
  Total debt securities                               $   20,246        $  19,524

------------------------------------------------------------------------------------------


Proceeds from the sales and maturities of investments in securities were $41.1 million, $12.1 million, and $2.5 million in 1999, 1998, and 1997, respectively. Gross gains (losses) realized on these sales and maturities were approximately ($218,000), $120,000, and $36,000 during 1999, 1998, and 1997, respectively.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, available for sale securities, amounts outstanding under credit facility, and notes payable, approximate their fair value.

4. ACCOUNTS RECEIVABLE:

Accounts receivable are billed when certain milestones defined in customer contracts are achieved. All unbilled accounts receivable are expected to be collected within one year.
--------------------------------------------------------------
   (IN THOUSANDS)

   DECEMBER 31,                             1999        1998
--------------------------------------------------------------
  Billed                                 $ 21,161     $ 20,269
  Unbilled                                 30,025        8,249
--------------------------------------------------------------
                                         $ 51,186     $ 28,518
--------------------------------------------------------------

5. PROPERTY AND EQUIPMENT:

Property and equipment is summarized as follows:

------------------------------------------------------------------------------
   (IN THOUSANDS)

   DECEMBER 31,                                           1999        1998
------------------------------------------------------------------------------
  Furnishings, equipment and other                      $19,554    $ 12,069

  Equipment under capital leases                          4,195       4,290

  Less: accumulated depreciation and amortization        (9,066)     (5,039)
------------------------------------------------------------------------------
  Property and equipment, net                           $14,683    $ 11,320
------------------------------------------------------------------------------

Depreciation expense for the years ended December 31, 1999, 1998, and 1997 was $3.1 million, $1.8 million, and $0.5 million.

6. OTHER ACCRUED LIABILITIES:

Other accrued liabilities at December 31, 1999 and 1998 consisted of the following:

------------------------------------------------------------------------------
   (IN THOUSANDS)

   DECEMBER 31,                                          1999          1998
------------------------------------------------------------------------------
  Accrued compensation and related payroll
      withholdings and taxes                           $ 2,817       $ 3,700

  Amounts payable - book overdraft                       2,734         1,288

  Amounts accrued for contingent consideration pursuant
      to acquisition agreement  (Note 12)                4,000

  Other                                                  4,052         2,614
------------------------------------------------------------------------------
                                                       $13,603       $ 7,602
------------------------------------------------------------------------------


                                                       KENDLE INTERNATIONAL INC.

7. DEBT:

The Company has a $30 million credit facility (the "Amended and Restated Senior Credit Facility") which bears interest at either LIBOR plus the Applicable Percentage (as defined) or the higher of the bank's prime rate or the Federal Funds rate plus 0.50%, plus the Applicable Percentage. All amounts outstanding thereunder are payable in February, 2001. The Amended and Restated Senior Credit Facility contains various restrictive financial covenants, including the maintenance of certain fixed coverage and leverage ratios and minimum net worth levels. Amounts outstanding under this credit facility totaled $8.7 million at December 31, 1999. There were no amounts outstanding under the facility at December 31, 1998. Interest is payable on $4.0 million of the outstanding balance at a rate of 7.0%, and on the remaining $4.7 million at a rate of 8.5%.

8. EMPLOYEE BENEFIT PLANS:

401(k) Plan

The Company maintains a 401(k) retirement plan covering substantially all U.S. associates who have completed at least six months of service and meet mini- mum age requirements. The Company makes a matching contribution of 25% of each participant's contribution of up to 6% of salary. The Company's matching contribution to this plan totaled approximately $306,000, $239,000, and $31,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

Employee Stock Purchase Plan

In 1998, the Company's Board of Directors adopted the Kendle International Inc. Employee Stock Purchase Plan (the "Purchase Plan") which is intended to pro-vide eligible employees an opportunity to acquire the Company's Common Stock. Participating employees have the option to purchase shares at 85% of the lower of the fair market value of the Common Stock on the first or last day of the Purchase Period. The Purchase Period is defined as the twelve month period beginning on July 1 of each year. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended. The Board of Directors has reserved 500,000 shares of Common Stock for issuance under the Purchase Plan. During 1999, 46,747 shares were purchased under the Purchase Plan. At December 31, 1999, 453,253 shares were available for issuance under the Purchase Plan.

Incentive Stock Option and Stock Incentive Plan

In 1997, the Company established a plan that provides for the grant of up to 1,000,000 stock options, consisting of both incentive and non-qualified stock options (the "1997 Plan"). Participation in the 1997 Plan is at the discretion of the Board of Directors' Compensation Subcommittee, which is responsible for administration of the Plan. The exercise price of incentive stock options granted under the 1997 Plan must be no less than the fair market value of the Common Stock, as determined under the 1997 Plan provisions, at the date the option is granted (110% of fair market value for shareholders owning more than 10% of the Company's Common Stock). The exercise price of non-qualified stock options must be no less than 95% of the fair market value of the Common Stock at the date the option is granted. The vesting provisions of the options granted under the 1997 Plan are determined at the discretion of the Compensation Subcommittee of the Board of Directors. The options generally expire either 90 days after termination of employment or, if earlier, ten years after date of grant. No options can be granted after August, 2007. The Company has reserved 1,000,000 shares of Common Stock for the 1997 Plan, of which 169,300 are available for grant at December 31, 1999.

The 1997 Plan replaced a similar plan under which 531,298 options were out-standing at December 31, 1999.

Aggregate stock option activity during 1999, 1998, and 1997 was as follows:
--------------------------------------------------------------------------------
                                                               WEIGHTED AVERAGE
                                              SHARES            EXERCISE PRICE
--------------------------------------------------------------------------------
  Options outstanding at 1/1/97               667,768             $   1.12

  Granted                                     512,408                 8.37

  Canceled                                   (218,869)                1.93

  Exercised                                   (47,325)                0.91
--------------------------------------------------------------------------------
  Options outstanding at 12/31/97             913,982                 5.00

  Granted                                     361,520                23.01

  Canceled                                    (90,486)               16.33

  Exercised                                   (69,783)                1.77
--------------------------------------------------------------------------------
  Options outstanding at 12/31/98           1,115,233                10.06

  Granted                                     372,800                12.37

  Canceled                                    (70,668)               20.75

  Exercised                                   (61,647)                1.40
--------------------------------------------------------------------------------
  Options outstanding at 12/31/99           1,355,718              $ 10.50

--------------------------------------------------------------------------------



                                                       KENDLE INTERNATIONAL INC.

The weighted average fair value of the options granted in 1999, 1998, and 1997 was estimated as $9.30, $15.35, and $5.37, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield: zero; risk-free interest rate: 6.4% in 1999, 5.0% in 1998 and a range from 5.6% to 7.69% in 1997; expected volatility: 75.6% for grants made during 1999, 63.5% for grants made during 1998, 58.3% for grants made between August 22 and December 31, 1997 and zero for grants made prior to August 22, 1997; and an expected holding period of seven years. A summary of options outstanding and exercisable at December 31, 1999 is as follows:

--------------------------------------------------------------------------------
  OPTIONS OUTSTANDING
                                                  WEIGHTED
                            OUTSTANDING           AVERAGE            WEIGHTED
       RANGE OF                 AT               REMAINING           AVERAGE
       EXERCISE             DECEMBER 31,         CONTRACTUAL         EXERCISE
        PRICE                  1999                 LIFE              PRICE
--------------------------------------------------------------------------------
     $0.91 - $2.01            531,298                6.5             $   1.52

    $8.00 - $10.53            284,800                9.5                10.14

   $13.78 - $15.31            218,600                7.7                14.37

   $15.91 - $20.00             55,580                8.0                17.38

   $22.25 - $31.00            265,440                8.5                24.21
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  OPTIONS EXERCISABLE

              RANGE OF                      OPTIONS                 WEIGHTED
              EXERCISE                   EXERCISABLE AT              AVERAGE
                 PRICE                  DECEMBER 31,1999         EXERCISE PRICE
--------------------------------------------------------------------------------
      $0.91 - $2.01                         244,453                 $  1.27

      $8.00 - $10.53                         18,440                    9.63

     $13.78 - $15.31                         79,830                   14.26

     $15.91 - $20.00                          1,500                   19.61

     $22.25 - $31.00                         56,184                   23.99
--------------------------------------------------------------------------------

Had the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," for expense recognition purposes, the amount of compensation expense that would have been recognized in 1999, 1998, and 1997 would have been $2.0 million, $1.1 million, and $0.2 million respectively. The Company's pro forma net income and pro forma net income per diluted share for 1999, 1998, and 1997 would have been reduced to the following amounts:

--------------------------------------------------------------------------------
   (IN THOUSANDS)                              1999        1998       1997
--------------------------------------------------------------------------------
  Pro forma net income
      As reported                              $7,729     $7,165     $1,914

      Pro forma                                 6,159      6,434      1,751

  Pro forma net income per diluted share
      As reported                                0.65       0.70       0.33

      Pro forma                                  0.52       0.63       0.30
--------------------------------------------------------------------------------

Protective Compensation and Benefit Agreements

The Company has entered into Protective Compensation and Benefit Agreements with certain associates, including all Executive Officers of the Company. These Agreements, subject to annual review by the Company's Board of Directors, expire on December 31, 2000, and will be automatically extended in one year increments unless canceled by the Company. These Agreements provide for specified benefits in the event of a change in control, as defined in the Agreements. At December 31, 1999, the maximum amount which could be required to be paid under these Agreements, if such events occur, is approximately $8.3 million.

9. LEASES:

The Company leases facilities, office equipment, and computers under agree-ments which are classified as capital and operating leases. The leases have initial terms which range from two to seven years, with nine facility leases that have provisions to extend the leases for an additional three to five years.



                                                       KENDLE INTERNATIONAL INC.

Future minimum payments, by year and in the aggregate, under non-cancelable capital and operating leases with initial or remaining terms of one year or more, are as follows at December 31, 1999:

--------------------------------------------------------------------------------
                                               CAPITAL            OPERATING
   (IN THOUSANDS)                              LEASES               LEASES
--------------------------------------------------------------------------------
  2000                                         $  847              $  5,463

  2001                                            607                 4,949

  2002                                            127                 4,338

  2003                                             12                 3,364

  2004                                                                2,634

  thereafter                                                          2,944
--------------------------------------------------------------------------------
  Total minimum lease payments                  1,593               $23,692

  Amounts representing interest                  (105)
--------------------------------------------------------------------------------
  Present value of net minimum
  lease payments                                1,488

  Current portion                                (725)
--------------------------------------------------------------------------------
  Obligations under capital leases,
  less current portion                         $  763
--------------------------------------------------------------------------------


Rental expense under operating leases for 1999, 1998, and 1997 was $4.9 million, $3.2 million, and $1.8 million, respectively.

10. INCOME TAXES:

The provision for income taxes for the year ended December 31, 1999, 1998, and 1997 is as follows:

-------------------------------------------------------------------------------------------
   (IN THOUSANDS)                                     1999           1998            1997
-------------------------------------------------------------------------------------------
  Current:

Federal, state and local                             $ 2,016        $ 4,485         $   861

Foreign                                                  219           (655)            345
-------------------------------------------------------------------------------------------
    Subtotal                                           2,235          3,830           1,206

Deferred:

Federal and state                                      2,293            826              91

Effect of termination of S corporation status                                           145

Foreign                                                   62           (107)              9
-------------------------------------------------------------------------------------------
    Subtotal                                           2,355            719             245

Benefit applied to reduce goodwill                       378            344
-------------------------------------------------------------------------------------------
Total provision                                      $ 4,968        $ 4,893         $ 1,451

-------------------------------------------------------------------------------------------

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate of 35% in 1999 and 1998 and 34% in 1997 as set forth below:

------------------------------------------------------------------------------------------
   (IN THOUSANDS)                                      1999          1998           1997
------------------------------------------------------------------------------------------
  Income tax expense at the
    U.S. federal statutory rate                        35.0%         35.0%         34.0%

Effects of foreign taxes                                3.9           2.4           3.2

State and local income taxes,

    net of federal benefit                              3.5           5.3           1.6

Tax-exempt interest income                             (3.2)         (1.3)          (.1)

S corporation income for which no current

    income taxes were provided                                                    (14.4)

Effect of termination of S corporation status                                       2.8

Other                                                   (.1)          (.8)          1.3
------------------------------------------------------------------------------------------
Total                                                  39.1%         40.6%         28.4%

------------------------------------------------------------------------------------------

A provision has not been made for U.S. or additional foreign taxes on the undistributed portion of earnings of foreign subsidiaries as those earnings have been permanently reinvested. It is not practicable to determine the amount of applicable taxes that would be due were such earnings distributed.


                                                       KENDLE INTERNATIONAL INC.

Components of the Company's net deferred tax asset and liability included in the consolidated balance sheet at December 31, 1999 and 1998 are as follows:

-------------------------------------------------------------------------------
   (IN THOUSANDS)                                           1999         1998
-------------------------------------------------------------------------------
Deferred tax assets:

Compensation and employee benefits                        $   92        $  116

Accrued expenses and other future deductible items           326           199

Operating loss carryforward                                  170           152

Tax benefit of unrealized losses                             289

Deferred state income taxes                                  224            70
-------------------------------------------------------------------------------
Total deferred tax assets                                  1,101           537
-------------------------------------------------------------------------------
Deferred tax liabilities:

Software costs                                             2,348           954

Depreciation                                                 496           154

Intangible assets                                          1,171           306

Other                                                         98            61
-------------------------------------------------------------------------------
Total deferred tax liability                               4,113         1,475
-------------------------------------------------------------------------------
Total net deferred tax liability                          $3,012        $  938

-------------------------------------------------------------------------------

The operating loss carryforward of approximately $0.5 million can be carried forward indefinitely.

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

In August, 1997, the Company and its shareholders completed an initial public offering (IPO) of 4,140,000 shares of Common Stock at a price to the public of $14.00 per share. Of the 4,140,000 shares sold, 3,540,000 were sold by the Company and 600,000 shares were sold by selling shareholders. Proceeds to the Company approximated $45.2 million, net of underwriting commissions and discounts and offering expenses of $4.4 million.

12. ACQUISITIONS:

Details of the Company's acquisitions since 1997 are listed below. The acquisi-tions have been accounted for using the purchase method of accounting. The escrow accounts referred to have been established at acquisition date to provide indemnification of sellers' representations and warranties.

Valuation of the Common Stock issued in the 1999 and 1998 acquisitions was based on an appraisal obtained by the Company which provided for a discount of the shares due to lock-up restrictions and the lack of registration of the shares.

1999

In August, 1999, the Company acquired Specialist Monitoring Services Limited
(SMS), a contract research organization located in Crowthorne, United Kingdom. Total acquisition costs consisted of approximately $7.5 million in cash and 141,680 shares of the Company's Common Stock. Of the total purchase price, approximately $0.1 million in cash and 97,066 shares were placed in an escrow account pursuant to the SMS Purchase Agreement, 50% to be released in August, 2000 and the remainder in August, 2001.

In July, 1999, the Company acquired Health Care Communications Inc. (HCC), a New Jersey-based medical communications company, and HCC Health Care Communications
(1991) Ltd., a Toronto-based contract research organization. Total acquisition costs consisted of approximately $5.7 million in cash and 174,559 shares of the Company's Common Stock. Of the total purchase price, $0.5 million in cash and 31,943 shares were placed in an escrow account pursuant to the HCC Purchase Agreement, 50% to be released in July, 2000 and the remainder in July, 2001.

The purchase price of HCC may be increased dependent upon the achievement of certain operating results from acquisition date through December 31, 2001. Total additional consideration could reach $10.9 million, payable 67% in cash and 33% in shares of the Company's Common Stock, if HCC meets the targeted operating results. For the period from acquisition date through December 31, 1999, HCC reached its operating target, and $4.0 million has been accrued in other accrued liabilities in the Company's December 31, 1999 consolidated balance sheet.

In June, 1999, the Company acquired ESCLI S.A., a contract research organization located in Paris, France, for approximately $2.7 million in cash.



                                                       KENDLE INTERNATIONAL INC.

In January, 1999, the Company acquired Research Consultants (International) Holdings Limited (IRC), a U.K.-based regulatory affairs company. Total acquisi-tion costs consisted of approximately $4.4 million in cash and 87,558 shares of the Company's Common Stock. The shares have been placed in an escrow account pursuant to the IRC Share Purchase Agreement, 50% released in January, 2000 and the remainder to be released in January, 2001.

1998

In February, 1998, the Company completed its acquisition of ACER/EXCEL Inc. (ACER/EXCEL), headquartered in Cranford, New Jersey. Total acquisition costs consisted of $14.4 million in cash and 987,574 shares of the Company's Common Stock. A general escrow currently consisting of 186,336 shares of the Company's Common Stock was scheduled to be released to the sellers, 50% in February, 1999 and the remainder in February, 2000. The scheduled releases of the escrow are pending resolution of ongoing discussions between the parties.

1997

In September, 1997, the Company acquired GMI Gesellschaft fur Angewandte Mathematik und Informatik mbH (gmi). Acquisition costs of $12.7 million consisted of $10.0 million in cash and the issuance of 191,304 shares of the Company's Common Stock, valued at $14 per share or $2.7 million.

The Company acquired U-Gene Research B.V. (U-Gene) in June, 1997 for approximately $15.9 million in cash. Approximately $1.6 million of the purchase price was payable to the U-Gene shareholders and was deposited in an escrow account pursuant to the U-Gene Purchase Agreement, of which $1.1 million was paid to the U-Gene shareholders in 1999, with the remainder returned to the Company resulting in a purchase price reduction.

The following unaudited pro forma results of operations assume the 1999 and 1998 acquisitions occurred at the beginning of 1998:

----------------------------------------------------------------------
   (IN THOUSANDS)                          1999        1998
----------------------------------------------------------------------
  Net revenues                           $124,735    $ 107,053

  Net income                             $  7,766    $   7,062

  Net income per diluted share           $   0.65    $    0.65

  Weighted average shares                  11,950       10,868
----------------------------------------------------------------------

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated at January 1, 1999 and 1998, nor are they necessarily indicative of future operating results.

13. INVESTMENT:

In January, 1999, the Company acquired a minority interest in Digineer, Inc. (Digineer, formerly Component Software International, Inc.), an Internet healthcare consulting and development company, for approximately $1.6 million in cash and 19,995 shares of the Company's Common Stock. The Company's investment in Digineer is being accounted for using the cost method of accounting for investments. Additionally, the Company entered into a Multi-Year Strategic Service Agreement with Digineer whereby the Company will pay Digineer $7.0 million over a four year period in exchange for strategic software consulting and development services from Digineer. The Company has paid approximately $3.3 million relating to this agreement.

14. RELATED PARTY TRANSACTION:

The Company made payments in 1999, 1998, and 1997 totaling approximately $0.5 million, $0.4 million, and $0.4 million, respectively, to a construction company owned by a relative of the Company's primary shareholder, for construction and renovations at various Company locations.


                                                       KENDLE INTERNATIONAL INC.

15. EXTRAORDINARY ITEM:

In 1997, the Company recorded an extraordinary item for the early extinguish-ment of indebtedness of $1.1 million, net of tax benefits of approximately $0.4 million. The extraordinary item resulted from the write-off of the debt dis-count recorded in connection with long-term borrowings. Such borrowings were made by the Company in connection with the acquisition of U-Gene prior to the Company's IPO and were repaid with the proceeds of the IPO.

16. SEGMENT INFORMATION:

With its July, 1999 acquisition of HCC, the Company now manages through two reportable segments, namely, the contract research services group and the medical communications group. The contract research services group constitutes the Company's core business and includes clinical trial management, clinical data management, statistical analysis, medical writing, and regulatory consultation and representation. The medical communications group, which includes only HCC, provides organizational, meeting management, and publication services to professional organizations and pharmaceutical companies. Corporate overhead costs are included in the contract research services group and have not been allocated. Information is not presented for the year ended December 31, 1998 because the Company had not yet acquired HCC, and therefore managed its business in one segment.


                                     CONTRACT
                                     RESEARCH         MEDICAL
(IN THOUSANDS)                       SERVICES      COMMUNICATIONS     TOTAL
--------------------------------------------------------------------------------
Net revenues                         $114,492        $  2,659        $117,151

Depreciation and amortization           6,587             144           6,731

Income tax expense                      4,428             540           4,968

Net income                              6,952             777           7,729

Identifiable assets                   172,542          11,840         184,382

--------------------------------------------------------------------------------

Financial information by geographic area is as follows:
--------------------------------------------------------------
   (IN THOUSANDS)      1999           1998             1997
--------------------------------------------------------------
Net Revenues

North America        $ 81,883        $ 67,168        $ 33,850

Foreign                35,268          22,348          10,383
--------------------------------------------------------------
                     $117,151        $ 89,516        $ 44,233

Identifiable Assets

North America        $123,935        $113,126        $ 40,894

Foreign                60,447          40,114          38,731
--------------------------------------------------------------
                     $184,382        $153,240        $ 79,625

--------------------------------------------------------------

Net revenues from G.D. Searle and Co. accounted for approximately 24%, 38%, and 54% of net revenues in 1999, 1998, and 1997, respectively. Net revenues from Centocor Inc. accounted for approximately 18%, 6%, and 1% of net revenues in 1999, 1998, and 1997, respectively.

Net revenues of the Company's wholly-owned subsidiaries have been included in the consolidated statements of income from the respective dates of acquisition.


                                                       KENDLE INTERNATIONAL INC.

MANAGEMENT TEAM

EXECUTIVE OFFICERS
Candace Kendle, PharmD(*)
Chairman & CEO

Christopher C. Bergen(*)
President & COO

Timothy M. Mooney(*)
Executive Vice President & CFO

Thomas E. Stilgenbauer(*)
Executive Vice President, Operations

CLINICAL OPERATIONS
Jere M. Hardy
Vice President, Clinical Data Management

Bruce Kreter, PharmD(*)
Vice President, Clinical Development

Nigel G. Page(*)
Vice President, European Operations

Lois B. Rosenberger, PhD
Vice President, Regulatory Affairs/Quality
Assurance

Frank L. Santoro, MD(*)
Vice President, North American Operations

Marc L. Hoffman, MD
Senior Director, Global Safety and Internal
Medicine Clinical Research

William K. Sietsema, PhD
Senior Director, Skeletal Disease and
Inflammation Clinical Research

Mandyam K. Srirama, PhD
Senior Director, Biostatistics

Paul Ambrose, PharmD
Director, Anti-Infectives Clinical Research

Michael F. Bayer
Managing Director, Chicago

Paul Bellenoit
Managing Director, Old Lyme

Herve Blanchard, MD
Managing Director, Paris

Dagmar M. Chase, PhD
Managing Director, Munich

Lawrence J. Cohen, PharmD
Director, CNS Clinical Research

Alan Davies, MRCP, MD
Director, Internal Medicine Clinical
Research

Philip J.W. Davies
Director, Clinical Pharmacology Unit

Gregg T. Dearhammer
Director, Global Clinical Data
Management Operations

Peter E. Djuric, PharmD
Director, Cardiovascular Clinical Research

Caroline Fenning
Director, Clinical Data Management Europe

John Glasby, PhD
Co-Director, Regulatory Affairs Europe

Gillian Gregory
Co-Director, Regulatory Affairs Europe

Brenda J. Hoeper
Director, Clinical Data Management

Joanna Kolbiarz
Global Director, Clinical Quality Assurance

Ronald P. Koning, MD
Managing Director, Utrecht

John H. Lasley
Managing Director, Cincinnati

Kathleen A. Lukacs
Managing Director, Cranford

Paul Martin
Managing Director, United Kingdom

John McCormick
Managing Director, Princeton

Derenda J. Nichols-Sakal
Director, Clinical Monitoring North America

Susan E. Oakley
Director, Clinical Monitoring Europe

Stephen L. Powell
Managing Director, Los Angeles

Andrea Spannheimer
Director, Health Economics

Catherine A. Stott
Director, Project Management Europe

Carl R. Torchio
Director, Project Management
North America

ADMINISTRATION
Peter G. Amatulli(*)
Senior Vice President, Global New
Business Development

Henry N. Thoman(*)
Vice President, Organizational Development

Gary M. Wedig(*)
Vice President & CIO

Anthony L. Forcellini
Executive Director, Mergers & Acquisitions

Douglas G. Moehring
Senior Director, Client Services

Paul F. Ritter, Esq.(*)
Secretary and General Counsel

Stephen G. Scheurer
Senior Director, Human Resources

Kevin M. Schwarz
Senior Director & Corporate Controller

Dieter Seitz-Tutter, PhD
Senior Director, Strategic Account
Development Europe

Mukhtar Ahmed
Director, Information Technology Europe

Kevin L. Brandenburg
Director, Corporate Services

Sherry L. Gevedon
Director, Global Training & Development

Jeffrey A. Glancy
Director, Taxation

Paul Harrop
Director, Human Resources Europe

Dale W. Jackson
Director, Strategic Accounts

Cynthia J. Kimchi
Director, Strategic Accounts

Mary W. Kuramoto
Director, Marketing and Corporate
Communications

Michael E. Laird
Director, Strategic Accounts

Julie G. Lerner
Director, Investor Relations

James C. Linde
Director, Target Excellence

Joseph D. Loudon
Director, Integration

Rafael J. Mancera
Director, Mergers & Acquisitions

Ann Nightingale
Director, Strategic Accounts

Carole O. Smith
Director, Strategic Accounts

Cathlene J. Thompson
Director, Strategic Accounts

Health Care Communications Inc.
A Kendle Company

Geoffrey H. Kalish, M.D.
President

Bradley D. Kalish
Vice President

                                                   (*)Executive Committee Member


                                                       KENDLE INTERNATIONAL INC.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Candace Kendle, PharmD
Chairman of the Board & CEO

Christopher C. Bergen
President & COO

Timothy M. Mooney
Executive Vice President & CFO

Philip E. Beekman
Former Chairman of the Board & CEO,
Hook-SupeRx, Inc.

Robert R. Buck
President, Uniform Rental Division
Cintas Corporation

Charles A. Sanders, MD
Former Chairman of the Board & CEO,
Glaxo Inc.


STOCK INFORMATION
The Common Stock of Kendle International Inc. trades on The Nasdaq Stock Market(R) under the symbol KNDL. The stock was initially offered to the public on August 22, 1997, at a price of $14.00 per share and commenced trading on that date.

As of March 8, 2000, there were approximately 3,328 beneficial shareholders. The Company has not paid dividends on its Common Stock since its inception.


FINANCIAL REPORTS
Copies of the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, as well as other investor materials, are available upon request from:

Julie G. Lerner
Investor Relations
Kendle International Inc.
1200 Carew Tower
441 Vine Street
Cincinnati, Ohio 45202

or access these reports electronically on the Internet. Kendle's web site address is: http://www.kendle.com


ANNUAL MEETING
The 2000 Annual Meeting of Shareholders will be held at 9:30 a.m. on Wednesday, May 17, 2000 at the Omni Netherlands Plaza, 35 West Fifth Street, Cincinnati, Ohio 45202.


TRANSFER AGENT AND REGISTRAR
Fifth Third Bank
Shareholder Services
Mail Drop 10AT60
38 Fountain Square Plaza
Cincinnati, Ohio 45263

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Cincinnati, Ohio


OUTSIDE LEGAL COUNSEL
Keating, Muething & Klekamp, P.L.L.
Cincinnati, Ohio

Design: Kendle Communications Photography: Donald Ventre Printer: Arnold
Printing: Clock Pieces: Courtesy of The Verdin Company





Kendle International Inc.

                                      45