Form 10-K405, Exhibit 13
period 2000-12-31
KENDLE INTERNATIONAL INC
filed 2001-03-30
CIK 1039151

Exhibit 13



1       selected financial data

2       quarterly financial data

3       management's discussion and analysis

9       consolidated statements of operations

10      consolidated balance sheets

11      consolidated statements of shareholders' equity

13      consolidated statements of cash flows

15      notes to consolidated financial statements

28      report of independent accountants
page 1 | financial results

SELECTED FINANCIAL DATA
----------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)
for the years ended December 31,                2000           1999            1998            1997           1996
----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS(1)

net revenues                                 $ 120,487       $ 117,151       $  89,516       $ 44,233       $ 12,959
costs and expenses:
    direct costs                                74,077          61,032          44,880         23,883          6,631
    selling, general and administrative         39,249          37,316          29,157         13,538          4,823
    depreciation and amortization                7,930           6,731           4,711          1,583            316
    employee severance and other costs           2,980
----------------------------------------------------------------------------------------------------------------------
                                               124,236         105,079          78,748         39,004         11,770

income (loss) from operations                   (3,749)         12,072          10,768          5,229          1,189
interest income                                    988           1,059           1,587            369             15
interest expense                                  (643)           (367)           (284)          (425)           (65)
other                                             (292)            (67)            (13)           (59)            (5)
----------------------------------------------------------------------------------------------------------------------
income (loss) before income taxes and           (3,696)         12,697          12,058          5,114          1,134
    extraordinary item
income taxes                                    (1,566)          4,968           4,893          1,451
----------------------------------------------------------------------------------------------------------------------
income (loss) before extraordinary item         (2,130)          7,729           7,165          3,663          1,134
extraordinary item, net of tax benefit(2)                                                      (1,140)
----------------------------------------------------------------------------------------------------------------------
net income (loss)                            $  (2,130)      $   7,729       $   7,165       $  2,523       $  1,134
----------------------------------------------------------------------------------------------------------------------
pro forma net income(3)                                                                      $  1,914       $    681

INCOME (LOSS) PER SHARE DATA (PRO FORMA
    FOR 1996-1997)

basic:
    income (loss) per share before
      extraordinary item                     $    (.18)      $    0.69       $    0.75       $   0.60       $   0.19
    extraordinary item per share                                                                (0.22)
----------------------------------------------------------------------------------------------------------------------
    net income (loss) per share              $    (.18)      $    0.69       $    0.75       $   0.38       $   0.19
----------------------------------------------------------------------------------------------------------------------
    weighted average shares                     11,708          11,251           9,589          5,055          3,650
diluted:
    income (loss) per share before
      extraordinary item                     $    (.18)      $    0.65       $    0.70       $   0.53       $   0.17
    extraordinary item per share                                                                (0.20)
----------------------------------------------------------------------------------------------------------------------
    net income (loss) per share              $    (.18)      $    0.65       $    0.70       $   0.33       $   0.17
----------------------------------------------------------------------------------------------------------------------
    weighted average shares                     11,708          11,826          10,226          5,763          4,017

CONSOLIDATED BALANCE SHEET DATA (1,4)

working capital                              $  39,396       $  44,838       $  65,496       $ 20,710       $   (294)
total assets                                   176,519         184,382         153,240         79,625          8,623
total long-term debt                               472             763           3,103          3,087            761
total shareholders' equity                     132,870         133,646         122,500         50,349            944

(1) From 1997 to 2000, the Company made eight acquisitions. See Note 13 to the consolidated financial statements.

(2) In 1997, the Company recorded an extraordinary item for early extinguishment of indebtedness resulting from the write-off of the debt discount recorded in connection with long-term borrowings.

(3) Pro forma net income reflects the application of corporate income taxes to the Company's net income at an assumed statutory combined federal, state and local rate which would have been recorded if the Company had been taxed as a C corporation during such periods.

(4) In 1998 and 1997, the Company and its shareholders completed common stock offerings, in which the Company raised net proceeds of $51.4 million and $45.2 million, respectively.

                                                      financial results | page 2

QUARTERLY FINANCIAL DATA (UNAUDITED)
-------------------------------------------------------------------------------------------------------
(in thousands, except per share data)
quarter                                      first          second           third            fourth
-------------------------------------------------------------------------------------------------------
2000
net revenues                               $ 34,298        $ 30,002         $ 27,153         $ 29,034
income (loss) from operations                 2,579          (4,381)          (1,392)            (555)
net income (loss)                             1,656          (2,576)            (844)            (366)
net income (loss) per diluted share            0.14           (0.22)            (.07)            (.03)
ranges of stock price
    high                                      14.50           12.38             9.75            12.94
    low                                        8.63            6.00             6.88             8.00

1999
net revenues                               $ 25,764        $ 27,854         $ 29,942         $ 33,591
income from operations                        3,335           2,518            2,632            3,587
net income                                    2,294           1,601            1,685            2,149
net income per diluted share                   0.20            0.14             0.14             0.18
ranges of stock price
    high                                      29.44           20.31            16.50            11.00
    low                                       17.00           12.31             7.63             5.38

page 3 | financial results

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The information set forth and discussed below is derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction therewith.

COMPANY OVERVIEW

Kendle International Inc. (the Company) is an international contract research organization (CRO) that provides integrated clinical research services, including Phase I through IV drug development, on a contract basis to the pharmaceutical and biotechnology industries. The Company also provides organizational, meeting management and publication services to professional associations and pharmaceutical companies through its subsidiary, Health Care Communications Inc. (HCC). With its 1999 acquisition of HCC, the Company is managed through two reportable segments, the contract research services group and the medical communications group. The medical communications group includes only HCC.

The Company's contracts are generally fixed price, with some variable components, and range in duration from a few months to several years. The contract typically requires a portion of the contract fee to be paid at the time the contract is entered into and the balance is received in installments over the contract's duration, in most cases on a milestone achievement basis. Net revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustments to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Additionally, the Company incurs costs, in excess of contract amounts, in subcontracting with third-party investigators. Such costs, which are reimbursable by its customers, are generally excluded from direct costs and net revenues.

Direct costs consist of compensation and related fringe benefits for project-related associates, unreimbursed project-related costs and an allocation of indirect costs including facilities, information systems and other costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for sales and administrative associates and professional services, as well as unallocated costs related to facilities, information systems and other costs.

The Company's results are subject to volatility due to such factors as the commencement, completion, cancellation or delay of contracts; the progress of ongoing projects; cost overruns; the Company's sales cycle; or the ability to maintain large customer contracts or to enter into new contracts. In addition, the Company's aggregate backlog is not necessarily a meaningful indicator of future results. Accordingly, no assurance can be given that the Company will be able to realize the net revenues included in the backlog.

In order to bring its cost structure more in line with revenue projections, in the second quarter of 2000 the Company announced a plan to eliminate approximately 125 full-time positions globally. Through December 31, 2000, the Company has eliminated approximately 110 of these positions. In connection with the workforce reduction, the Company recorded a pre-tax charge of approximately $3.0 million ($1.8 million net of tax) in the second quarter of 2000, consisting primarily of severance, outplacement, other employee benefit costs and facility-related charges. The Company expects to realize annualized savings of approximately $4.0 million from this initiative.

ACQUISITIONS

In 2000, the Company acquired SYNERmedica Pty Ltd., a contract research organization with offices in Melbourne and Sydney, Australia.

The acquisition has been accounted for using the purchase method of accounting, with goodwill as a result of the transaction being amortized over 30 years. The results of operations are included in the Company's consolidated statements of operations from the date of acquisition.

                                                      financial results | page 4

RESULTS OF OPERATIONS

----------------------------------
            NET REVENUES
           ($ millions)
----------------------------------
1998           1999           2000
----------------------------------
89.5          117.2          120.5

NET REVENUES

Net revenues increased to $120.5 million for the year ended
December 31, 2000. This compares to $117.2 million and $89.5 million for the years ended December 31, 1999 and 1998, respectively. The 3% increase in net revenues in 2000 was comprised of growth from acquisitions of 13% offset by a decline in organic revenues of 10%. The decrease in organic revenues in 2000 is primarily attributable to the negative impact of foreign currency exchange rates and the slowdown in clinical development activities, including project delays and cancellations, resulting, in part, from mergers and consolidations within the pharmaceutical industry. Using the exchange rates in effect for 1999, revenues for the year 2000 would have been $127.1 million, an increase of 9% over 1999. The 31% increase in net revenues in 1999 from 1998 was comprised of organic growth of 18% and growth from acquisitions of 13%. Approximately 37%, 30% and 25% of the Company's net revenues in 2000, 1999 and 1998, respectively, were derived from the Company's operations outside of the United States. Revenues from the top five customers accounted for approximately 48%, 56% and 59% of net revenues for the years ended December 31, 2000, 1999 and 1998, respectively.

The CRO industry in general continues to be dependent on the research and development efforts of the principal pharmaceutical and biotechnology companies as major customers, and the Company believes this dependence will continue. The loss of business from any of the Company's major customers could have a material adverse effect on the Company.

OPERATING EXPENSES

--------------------------------------------------------------------------------
OPERATING EXPENSES
($ MILLIONS)                                      1998        1999       2000
--------------------------------------------------------------------------------
direct costs                                     $44.9       $61.0      $74.1
selling, general and administrative               29.2        37.3       39.2
depreciation and amortization                      4.7         6.7        7.9

Direct costs increased by $13.1 million, or 21%, for the year ended December 31, 2000 as compared to 1999. As compared to 1998, direct costs increased by $16.1 million, or 36%, in 1999. The increases are primarily a result of increases in direct salaries and fringe benefits to support the increases in net revenues for the periods and increases in direct costs due to the impact of acquisitions. Direct costs expressed as a percentage of net revenues were 61.5%, 52.1% and 50.1% for the years ended December 31, 2000, 1999 and 1998, respectively. The increase in these costs as a percentage of net revenues is due to project delays and cancellations that caused a lower than anticipated revenue base to absorb direct costs in the year 2000 as well as the varying levels of profitability within the mix of contracts among periods.

Selling, general and administrative expenses increased by $1.9 million, or 5%, for the year ended December 31, 2000 as compared to 1999. These expenses increased $8.1 million, or 28%, for the year ended December 31, 1999 as compared to 1998. The increase in these costs in 2000 is primarily due to the existence of an infrastructure in the first half of the year that was established to support a higher revenue base. As previously mentioned, in the second quarter of 2000 the Company implemented a workforce reduction program to bring its infrastructure more in line with revenue projections. In 1999 compared to 1998, the Company incurred significant costs to hire and retain new business development associates in connection with the implementation of its strategic account management program. Selling, general and administrative expenses as a percentage of net revenues were 32.6% for the year ended December 31, 2000, 31.9% in 1999 and 32.6% in 1998.

page 5 | financial results

Depreciation and amortization expense increases from 1998 through 2000 are the result of the amortization of goodwill as a result of the Company's acquisitions and an increase in depreciation expense as a result of the Company's capital expenditures.

INCOME TAXES

The Company reported a tax benefit at an effective tax rate of 42.4% for the year ended December 31, 2000 as compared to tax expense at effective rates of 39.1% in 1999 and 40.6% in 1998. The increased tax rate benefit in 2000 is primarily due to favorable statutory income tax rate changes in Europe. The decrease in the Company's effective tax rate from 1998 to 1999 is due to the Company's investment in tax advantaged securities in 1999 as compared to taxable securities in 1998 in order to achieve a better after-tax return on these investments.

SEGMENT INFORMATION

Net revenues from the contract research services group and the medical communications group were $114.8 million and $5.7 million, respectively, for 2000 compared to $114.5 million and $2.7 million, respectively, for 1999. Net income (loss) from the contract research services group and the medical communications group was ($3.8) million and $1.7 million, respectively, for 2000 compared to $7.0 million and $0.7 million, respectively, for 1999. The increase in revenue and net income for the medical communications group in 2000 is due to a full year of operations for HCC included in 2000 compared to six months in 1999. Information is not presented for 1998 because the Company had not yet acquired HCC, and managed its business as one segment.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased by $1.0 million for the year ended December 31, 2000 as a result of cash provided by operating activities of $20.8 million offset by cash used in investing and financing activities of $10.3 million and $9.4 million, respectively. Net cash provided by operating activities resulted primarily from the net loss adjusted for non-cash activity, a decrease in accounts receivable and unreimbursed investigator and project costs and an increase in advance billings. Fluctuations in accounts receivable and advance billings occur on a regular basis as services are performed, milestones or other billing criteria are achieved, invoices are sent to customers and payments for outstanding accounts receivable are collected from customers. Such activity varies by individual customer and contract. Accounts receivable, net of advance billings, decreased from $36.6 million at December 31, 1999 to $24.5 million at December 31, 2000. Unreimbursed investigator and project costs, net of advances, decreased from $6.5 million at December 31, 1999 to $3.7 million at December 31, 2000.

Investing activities for the year ended December 31, 2000 consisted primarily of capital expenditures of $7.2 million, additional purchase price of $2.7 million paid in relation to the Company's 1999 acquisition of HCC and costs related to the Company's acquisition of $1.8 million (net of cash acquired).

Financing activities for the year ended December 31, 2000 consisted primarily of net repayments under the Company's credit facility of $7.1 million.

Cash and cash equivalents decreased by $8.3 million for the year ended
December 31, 1999 as a result of cash used in operating and investing activities of $5.0 million and $11.9 million, respectively, offset by cash provided by financing activities of $9.2 million. Net cash used in operating activities resulted from net income primarily offset by an increase in accounts receivable.

----------------------------------
         WORKING CAPITAL
           ($ MILLIONS)
----------------------------------
1998            1999          2000
----------------------------------
65.5            44.8          39.4


----------------------------------
CASH, CASH EQUIVALENTS & AVAILABLE
        FOR SALE SECURITIES
           ($ MILLIONS)
----------------------------------
1998           1999           2000
----------------------------------
54.8           25.2           24.6
                                                      financial results | page 6

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

Investing activities during 1998 consisted primarily of costs related to the Company's acquisition of $12.7 million (net of cash acquired) and the purchase of available for sale securities (net of proceeds) of $30.4 million. Financing activities consisted primarily of net proceeds of $51.4 million as a result of the Company's follow-on offering of common stock.

The Company had available for sale securities totaling $17.9 million and $19.5 million at December 31, 2000 and 1999, respectively.

Capital expenditures were $7.2 million, $10.8 million and $7.3 million in 2000, 1999 and 1998, respectively.

In October 2000, the Company entered into two new Senior Credit Facilities (the Credit Facilities) totaling $40 million that replaced the previous credit facility. The Credit Facilities are comprised of a $35 million revolving credit loan with an initial term of three years and a $5 million Multicurrency Facility with an initial term of one year which will be used in connection with the Company's European operations. The $35 million facility bears interest at either LIBOR plus the Applicable Percentage (as defined) or the higher of the Federal Funds Rate plus 0.5% or the bank's prime rate. The $5 million facility bears interest at a rate linked to LIBOR. The facilities contain various restrictive financial covenants, including the maintenance of certain fixed coverage and leverage ratios and minimum net worth levels. Amounts outstanding under this credit facility totaled $1.6 million at December 31, 2000. Interest is payable on the $1.6 million outstanding balance at a rate of 5.8%. Amounts outstanding under the previous facility totaled $8.7 million at December 31, 1999.

The Company's primary cash needs on both a short-term and long-term basis are for the payment of salaries and fringe benefits, hiring and recruiting expenses, business development costs, capital expenditures, acquisitions and facility-related expenses. The Company believes that its existing capital resources, together with cash flows from operations and borrowing capacity under its credit facility, will be sufficient to meet its foreseeable cash needs. In the future, the Company will continue to consider acquiring businesses to enhance its service offerings, therapeutic base and global presence. Any such acquisitions may require additional external financings and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financings will be available on terms acceptable to the Company.

FOREIGN CURRENCY

The Company operates on a global basis and is therefore exposed to various types of currency risks. Two specific transaction risks arise from the nature of the contracts the Company executes with its customers since from time to time contracts are denominated in a currency different than the particular subsidiary's local currency. This contract currency denomination issue is applicable only to a portion of the contracts executed by the Company's foreign subsidiaries. The first risk occurs as revenue recognized for services rendered is denominated in a currency different from the currency in which the subsidiary's expenses are incurred. As a result, the subsidiary's net revenues and resultant net income can be affected by fluctuations in exchange rates. Historically, fluctuations in exchange rates from those in effect at the time contracts were executed have not had a material effect upon the Company's consolidated financial results.

page 7 | financial results

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

The Company's consolidated financial statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting consolidated financial statements. The Company's foreign subsidiaries translate their financial results from local currency into U.S. dollars as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end of period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner affects the shareholders' equity account, referred to as the foreign currency translation adjustment account. This account exists only in the foreign subsidiary's U.S. dollar balance sheet and is necessary to keep the foreign balance sheet stated in U.S. dollars in balance. Foreign currency translation adjustments, reported as a separate component of shareholders' equity, were ($2.9) million at December 31, 2000 compared to ($1.8) at December 31, 1999.

IMPACT OF THE YEAR 2000

The Company initiated a program in 1998 to identify and address issues associated with the ability of its date-sensitive software to recognize the Year 2000 properly. The Company spent approximately $900,000 in 1998 and 1999 in order to prepare for the Year 2000, of which approximately 20% was paid to third-party service providers. The Company has not experienced any significant problems associated with the date change and does not expect to incur additional expense as it continues to monitor and test ongoing compliance. While the Company has not experienced any significant problems regarding the Year 2000, there can be no assurance that problems will not arise in the future.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Instruments -- an Amendment of SFAS No. 133." SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Since the Company's only derivative transaction has historically been the use of foreign currency exchange rate hedge instruments from time to time within a year, the adoption of SFAS No. 133 and SFAS No. 138 will not have a significant effect on the Company's results of operations or its financial position.

                                                      financial results | page 8

CAUTIONARY STATEMENT FOR FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Report that are not historical facts constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. Any forward-looking statement speaks only as of the date made. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

Statements concerning expected financial performance, ongoing business strategies and possible future action that the Company intends to pursue to achieve strategic objectives constitute forward-looking information. Implementation of these strategies and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors. Factors which could cause actual performance to differ materially from these forward-looking statements include, without limitation, factors discussed in conjunction with a forward-looking statement, changes in general economic conditions, competitive factors, outsourcing trends in the pharmaceutical industry, the Company's ability to manage growth and to continue to attract and retain qualified personnel, the Company's ability to complete additional acquisitions and to integrate newly acquired businesses, the Company's ability to penetrate new markets, competition and consolidation within the industry, the ability of joint venture businesses to be integrated with the Company's operations, the fixed price nature of contracts or the loss of large contracts, cancellation or delay of projects, the progress of ongoing projects, cost overruns, the Company's sales cycle, the ability to maintain large customer contracts or to enter into new contracts, the effects of exchange rate fluctuations, and the other risk factors set forth in the Company's SEC filings, copies of which are available upon request from the Company's investor relations department. No assurance can be given that the Company will be able to realize the net revenues included in backlog and verbal awards. The Company believes that its aggregate backlog and verbal awards are not necessarily meaningful indicators of future results.

page 9 | financial results

CONSOLIDATED STATEMENTS OF OPERATIONS

----------------------------------------------------------------------------------------
(in thousands, except per share data)
for the years ended december 31,                        2000         1999          1998
----------------------------------------------------------------------------------------
net revenues                                          $120,487    $117,151       $89,516
costs and expenses:
    direct costs                                        74,077      61,032        44,880
    selling, general and administrative                 39,249      37,316        29,157
    depreciation and amortization                        7,930       6,731         4,711
    employee severance and other costs                   2,980
----------------------------------------------------------------------------------------
                                                       124,236     105,079        78,748

income (loss) from operations                           (3,749)     12,072        10,768
other income (expense):
    interest income                                        988       1,059         1,587
    interest expense                                      (643)       (367)         (284)
    other                                                 (292)        (67)          (13)
----------------------------------------------------------------------------------------
                                                            53         625         1,290

income (loss) before income taxes                       (3,696)     12,697        12,058
income taxes                                            (1,566)      4,968         4,893
----------------------------------------------------------------------------------------
net income (loss)                                     $ (2,130)   $  7,729       $ 7,165
income (loss) per share data:
basic:
    net income (loss) per share                       $   (.18)   $   0.69       $  0.75
----------------------------------------------------------------------------------------
    weighted average shares                             11,708      11,251         9,589
diluted:
    net income (loss) per share                       $   (.18)   $   0.65       $  0.70
----------------------------------------------------------------------------------------
    weighted average shares                             11,708      11,826        10,226

The accompanying notes are an integral part of these consolidated financial statements.

financial results | page 10

CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------------
(in thousands, except share data)
december 31,                                                                      2000          1999
-----------------------------------------------------------------------------------------------------
assets
current assets:
    cash and cash equivalents                                                   $  6,709     $  5,720
    available for sale securities                                                 17,851       19,524
    accounts receivable                                                           40,817       51,186
    unreimbursed investigator and project costs                                    5,426        9,117
    other current assets                                                           7,052        5,101
-----------------------------------------------------------------------------------------------------
         total current assets                                                     77,855       90,648
    property and equipment, net                                                   15,103       14,683
    excess of purchase price over net assets acquired, net                        73,077       71,075
    other assets                                                                  10,484        7,976
-----------------------------------------------------------------------------------------------------
              total assets                                                      $176,519     $184,382

liabilities and shareholders' equity
current liabilities:
    current portion of obligations under capital leases                         $    674     $    725
    amounts outstanding under credit facility                                      1,600        8,700
    trade payables                                                                 5,268        5,619
    advances against investigator and project costs                                1,736        2,624
    advance billings                                                              16,342       14,539
    other accrued liabilities                                                     12,839       13,603
-----------------------------------------------------------------------------------------------------
         total current liabilities                                                38,459       45,810

obligations under capital leases, less current portion                               472          763
deferred income taxes payable                                                      4,203        3,762
other liabilities                                                                    515          401
-----------------------------------------------------------------------------------------------------
         total liabilities                                                        43,649       50,736

commitments and contingencies
shareholders' equity:
    preferred stock--no par value; 100,000 shares authorized; none issued and outstanding
    common stock--no par value; 45,000,000 shares authorized;
       11,763,307 and 11,489,318 shares issued and outstanding
       at december 31, 2000 and 1999, respectively                                    75           75
    additional paid-in capital                                                   122,725      120,544
    retained earnings                                                             13,116       15,246
    accumulated other comprehensive loss:
         net unrealized holding losses on available for sale securities             (117)        (434)
         foreign currency translation adjustment                                  (2,929)      (1,785)
-----------------------------------------------------------------------------------------------------
              total accumulated other comprehensive loss                          (3,046)      (2,219)
-----------------------------------------------------------------------------------------------------
         total shareholders' equity                                              132,870      133,646
-----------------------------------------------------------------------------------------------------
              total liabilities and shareholders' equity                        $176,519     $184,382

The accompanying notes are an integral part of these consolidated financial statements.

page 11 | financial results

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
                                                  common stock                            accumulated
                                                -----------------  additional                other          total
(in thousands, except share data)                 number            paid-in    retained  comprehensive  shareholders' comprehensive
                                                of shares  amount   capital    earnings   income (loss)     equity    income (loss)
-----------------------------------------------------------------------------------------------------------------------------------
balance, january 1, 1998                        7,582,367  $   75  $  50,187   $   352       $  (265)       $50,349

net income                                                                       7,165                        7,165       $ 7,165
other comprehensive income:
    foreign currency translation adjustment                                                      828            828           828
    net unrealized holding gains on
       available for sale securities, net of tax                                                  (9)            (9)           (9)
    reclassification adjustment for holding
       gains included in net income, net of tax                                                  (72)           (72)          (72)
-----------------------------------------------------------------------------------------------------------------------------------
comprehensive income                                                                                                      $ 7,912
-----------------------------------------------------------------------------------------------------------------------------------
net proceeds from sale of common stock          2,315,000             51,371                                 51,371
issuance of common stock for acquisition          987,574             12,542                                 12,542
shares issued under stock plans                    70,449                131                                    131
income tax benefit from exercise
    of stock options                                                     195                                    195
-----------------------------------------------------------------------------------------------------------------------------------
balance, december 31, 1998                     10,955,390      75    114,426     7,517           482        122,500

net income                                                                       7,729                        7,729       $ 7,729
other comprehensive income:
    foreign currency translation adjustment                                                   (2,349)        (2,349)       (2,349)
    net unrealized holding losses on
       available for sale securities, net of tax                                                (483)          (483)         (483)
    reclassification adjustment for holding
       losses included in net income, net of tax                                                 131            131           131
-----------------------------------------------------------------------------------------------------------------------------------
comprehensive income                                                                                                      $ 5,028
-----------------------------------------------------------------------------------------------------------------------------------
issuance of common stock for investment
    and acquisitions                              423,792              5,275                                  5,275
shares issued under stock plans                   110,136                702                                    702
income tax benefit from exercise
    of stock options                                                     141                                    141
-----------------------------------------------------------------------------------------------------------------------------------
balance, december 31, 1999                     11,489,318      75    120,544    15,246        (2,219)       133,646



The accompanying notes are an integral part of these consolidated financial statements.

                                                    financial results | page 12


-----------------------------------------------------------------------------------------------------------------------------------
                                                  common stock                            accumulated
                                                -----------------  additional                other          total
(in thousands, except share data)                 number            paid-in    retained  comprehensive  shareholders' comprehensive
                                                of shares  amount   capital    earnings   income (loss)     equity    income (loss)
-----------------------------------------------------------------------------------------------------------------------------------
net loss                                                                        (2,130)                      (2,130)      $(2,130)
other comprehensive income:
    foreign currency translation adjustment                                                   (1,144)        (1,144)       (1,144)
    net unrealized holding gains on
       available for sale securities, net of tax                                                 297            297           297
    reclassification adjustment for holding
       losses included in net loss, net of tax                                                    20             20            20
-----------------------------------------------------------------------------------------------------------------------------------
comprehensive loss                                                                                                        $(2,957)
-----------------------------------------------------------------------------------------------------------------------------------
issuance of common stock for acquisition           78,500                742                                    742
issuance of common stock in connection
    with prior acquisition                        124,473              1,040                                  1,040
shares issued under stock plans                    71,016                377                                    377
income tax benefit from exercise
    of stock options                                                      22                                     22
-----------------------------------------------------------------------------------------------------------------------------------
balance, december 31, 2000                     11,763,307     $75   $122,725   $13,116       $(3,046)      $132,870



The accompanying notes are an integral part of these consolidated financial statements.

page 13 | financial results

CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------------
(in thousands)
for the years ended december 31,                                        2000         1999         1998
---------------------------------------------------------------------------------------------------------
cash flows from operating activities
    net income (loss)                                                 $ (2,130)   $  7,729      $  7,165
    adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
    depreciation and amortization                                        7,930       6,731         4,711
    deferred income taxes                                               (1,013)      2,355           719
    other                                                                  227          88           (54)
    changes in operating assets and liabilities, net of effects from acquisitions:
         accounts receivable                                            10,332     (20,606)      (10,867)
         other current assets                                             (617)       (481)       (1,111)
         other assets                                                     (329)        (74)          (52)
         investigator and project costs                                  2,717      (4,132)        2,528
         trade payables                                                   (119)        597        (4,262)
         advance billings                                                1,637       2,574          (203)
         accrued liabilities and other                                   2,117         184          (452)
---------------------------------------------------------------------------------------------------------
net cash provided by (used in) operating activities                     20,752      (5,035)       (1,878)

cash flows from investing activities
    purchase of available for sale securities                                      (20,244)      (42,530)
    proceeds from sale and maturity of available for sale securities     2,100      41,137        12,122
    acquisitions of property and equipment                              (4,760)     (6,557)       (5,830)
    additions to internally developed software                          (2,405)     (4,215)       (1,433)
    acquisitions of businesses, less cash acquired                      (1,825)    (20,727)      (12,675)
    additional purchase price paid in connection with prior acquisition (2,680)
    other investments                                                     (724)     (1,305)         (360)
---------------------------------------------------------------------------------------------------------
net cash used in investing activities                                  (10,294)    (11,911)      (50,706)

cash flows from financing activities
    net proceeds (repayments) under credit facility                     (7,148)      8,700
    proceeds from issuance of common stock                                  31          90        51,491
    amounts payable - book overdraft                                    (1,430)      1,340
    payments on capital lease obligations                                 (717)       (934)         (846)
    debt issue costs                                                       (95)                      (60)
---------------------------------------------------------------------------------------------------------
net cash provided by (used in) financing activities                     (9,359)      9,196        50,585
    effects of exchange rates on cash and cash equivalents                (110)       (510)          212
---------------------------------------------------------------------------------------------------------
net increase (decrease) in cash and cash equivalents                       989      (8,260)       (1,787)
cash and cash equivalents
    beginning of year                                                    5,720      13,980        15,767
---------------------------------------------------------------------------------------------------------
    end of year                                                       $  6,709    $  5,720      $ 13,980
supplemental disclosure of cash flow information
    cash paid during the year for interest                            $    654     $   431      $    295
    cash paid during the year for income taxes                        $    780     $ 1,905      $  5,177


The accompanying notes are an integral part of these consolidated financial statements.

                                                    financial results | page 14

---------------------------------------------------------------------------------------------------------
(in thousands)
for the years ended december 31,                                        2000         1999         1998
---------------------------------------------------------------------------------------------------------
supplemental schedule of noncash investing and financing activities
    acquisition of equipment under capital leases                     $    374     $    20      $     75
    issuance of common stock in connection with investment                         $   371
    amounts accrued for additional consideration
       pursuant to acquisition agreement (note 13)                    $  2,976     $ 4,000
    issuance of common stock in connection with employee
       stock purchase plan                                            $    322     $   502

    acquisitions of businesses:
    fair value of assets acquired                                     $  3,185     $29,748      $ 30,193
    fair value of liabilities assumed or incurred                         (618)     (4,117)       (4,976)
    stock issued                                                          (742)     (4,904)      (12,542)
---------------------------------------------------------------------------------------------------------
    net cash payments                                                 $  1,825     $20,727      $ 12,675

The accompanying notes are an integral part of these consolidated financial statements.

page 15 | financial results

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF BUSINESS

Kendle International Inc. (the Company) is an international contract research organization (CRO) that provides integrated clinical research services, including Phase I through IV drug development, on a contract basis to the pharmaceutical and biotechnology industries.The Company also provides organizational, meeting management and publication services to professional associations and pharmaceutical companies through its subsidiary, Health Care Communications Inc. (HCC). The Company has operations in North America, Europe, Asia and Australia.

PRINCIPLES OF CONSOLIDATION AND ORGANIZATION

The consolidated financial statements include the financial information of Kendle International Inc. and its wholly owned subsidiaries. Investments in unconsolidated companies which are at least 20% owned and the Company can exercise significant influence but not control, are carried at cost plus equity in undistributed earnings since acquisition. Investments in unconsolidated companies, which are less than 20% owned and the Company cannot exercise significant influence, are carried at cost.

All intercompany accounts and transactions have been eliminated. The results of operations of the Company's wholly owned subsidiaries have been included in the consolidated financial statements of the Company from the respective dates of acquisition.

Certain amounts reflected in the prior years' consolidated financial statements have been reclassified to be comparable with the current year.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of the Company's wholly owned subsidiaries are translated into U.S. dollars at year-end exchange rates. Income statement accounts are translated at average exchange rates for the year. These translation adjustments are recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the consolidated statements of operations.

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

AVAILABLE FOR SALE SECURITIES

Investments purchased with initial maturities greater than three months are classified as available for sale securities and consist of highly liquid debt securities. These securities are stated in the consolidated financial statements at market value. Realized gains and losses are included in the consolidated statements of operations, calculated based on a specific identification basis. Unrealized gains and losses, net of tax, are reported as a separate component of shareholders' equity.

REVENUE RECOGNITION

Revenues are earned by performing services primarily under fixed-price contracts. Net revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a
                                                     financial results | page 16

percentage of estimated total costs for each contract. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustments to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and could result in a material change.

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

CONCENTRATION OF CREDIT RISK

Accounts receivable represent amounts due from customers who are concentrated mainly in the pharmaceutical and biotechnology industries. The concentration of credit risk is subject to the financial and industry conditions of the Company's customers. The Company does not require collateral or other securities to support customer receivables. The Company monitors the creditworthiness of its customers, and credit losses have been immaterial and consistent with management's expectations. Management considers the likelihood of material credit risk exposure as remote.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed over estimated useful lives of two to ten years using the straight-line method. Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and the related accumulated depreciation are relieved and any gains or losses are reflected in operations.

Equipment under capital leases is recorded at the present value of future minimum lease payments and is amortized over the estimated useful lives of the assets, not to exceed the terms of the related leases. Accumulated amortization on equipment under capital leases was $2.4 million and $2.7 million at December 31, 2000 and 1999, respectively.

INTERNALLY DEVELOPED SOFTWARE

The Company capitalizes costs incurred to internally develop software used primarily in providing clinical trial and data management services and amortizes these costs on a straight-line basis over the estimated useful life of the product, not to exceed five years. Unamortized software costs included in the consolidated balance sheets at December 31, 2000 and 1999 were $8.6 million and $6.2 million, respectively. The related accumulated amortization at December 31, 2000 and 1999 was $1.6 million and $0.7 million, respectively.

EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED

The excess of cost over the fair value of the net assets acquired in the Company's acquisitions is being amortized on a straight-line basis over a thirty-year period. Excess of purchase price over net assets acquired will be evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on a comparison of the carrying amount of the asset to future expected undiscounted cash flows. The analyses will necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, an impairment loss will be recognized based on discounted expected future cash flows. Accumulated amortization of the excess of purchase price over net assets acquired was $6.4 million and $4.0 million at December 31, 2000 and 1999, respectively.

page 17 | financial results

INVESTIGATOR AND PROJECT COSTS

In addition to various contract costs previously described, the Company incurs costs, in excess of contract amounts, which are reimbursable by its customers. Such pass-through costs incurred, but not yet reimbursed, are reflected as a current asset in the accompanying consolidated balance sheets. Advances from customers for such costs not yet incurred are reflected as a current liability. Such costs and reimbursement for such costs are excluded from direct costs and net revenues and totaled $36.2 million, $33.3 million and $41.6 million for the years ended December 31, 2000, 1999 and 1998, respectively.

NET INCOME (LOSS) PER SHARE DATA

Net income (loss) per basic share is computed using the weighted average common shares outstanding. Net income (loss) per diluted share is computed using the weighted average common shares and potential common shares outstanding.

The weighted average shares used in computing net income (loss) per diluted share have been calculated as follows:

--------------------------------------------------------------------------------
(in thousands)                                       2000        1999      1998
--------------------------------------------------------------------------------
weighted average common shares outstanding          11,708      11,251     9,589
stock options                                                      507       637
contingently issuable shares                                        68
--------------------------------------------------------------------------------
weighted average shares                             11,708      11,826    10,226

For additional disclosure regarding the contingently issuable shares, see Note 13, Acquisitions.

Options to purchase approximately 1,600,000 shares of common stock (approximately 400,000 shares of common stock equivalents) were outstanding during 2000 but were not included in the computation of earnings per diluted share because the effect would be antidilutive.

Options to purchase approximately 398,000 and 89,000 shares of common stock were outstanding during 1999 and 1998, respectively, but were not included in the computation of earnings per diluted share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

INCOME TAXES

The Company records deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

STOCK OPTIONS

The Company accounts for stock options issued to associates in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes expense based on the intrinsic value of the options. The Company has adopted disclosure requirements of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," which requires compensation expense to be disclosed based on the fair value of the options granted at the date of grant.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and
                                                    financial results | page 18

liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an Amendment of SFAS No. 133." SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Since the Company's only derivative transaction has historically been the use of foreign currency exchange rate hedge instruments from time to time within a year, the adoption of SFAS No. 133 and SFAS No. 138 will not have a significant effect on the Company's results of operations or its financial position.

2.  AVAILABLE FOR SALE SECURITIES:

The fair value of available for sale securities is estimated based on quoted market prices. Information related to the Company's available for sale securities at December 31, 2000 and 1999 is as follows:

--------------------------------------------------------------------------------
                                       amortized     unrealized        fair
(in thousands)                            cost          loss           value
--------------------------------------------------------------------------------
2000:
debt securities:
municipal securities                    $18,047        $(196)         $17,851
--------------------------------------------------------------------------------
1999:
debt securities:
municipal securities                     20,246         (722)          19,524


Contractual maturities of debt securities are as follows at December 31, 2000:

--------------------------------------------------------------------------------
                                                    amortized          fair
                                                       cost            value
--------------------------------------------------------------------------------
due within one year                                  $ 2,029          $ 2,022
due after one year through five years                 11,752           11,658
due after five years through ten years                 4,266            4,171
--------------------------------------------------------------------------------
total debt securities                                $18,047          $17,851

Proceeds from the sales or maturities of investments in securities were $2.1 million, $41.1 million and $12.1 million in 2000, 1999 and 1998, respectively. Gross gains (losses) realized on these sales were approximately ($33,000), ($218,000) and $120,000 during 2000, 1999 and 1998, respectively.

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, available for sale securities and amounts outstanding under credit facilities, approximate their fair value.

page 19 | financial results

4.  ACCOUNTS RECEIVABLE:

Accounts receivable are billed when certain milestones defined in customer contracts are achieved. All unbilled accounts receivable are expected to be collected within one year.

--------------------------------------------------------------------------------
(in thousands)
december 31,                                              2000         1999
--------------------------------------------------------------------------------
  billed                                                $ 20,465      $21,161
  unbilled                                                20,352       30,025
--------------------------------------------------------------------------------
                                                        $ 40,817      $51,186

5.  PROPERTY AND EQUIPMENT:

Property and equipment is summarized as follows:

--------------------------------------------------------------------------------
(in thousands)
december 31,                                              2000         1999
--------------------------------------------------------------------------------
furnishings, equipment and other                        $ 22,994      $19,554
equipment under capital leases                             3,577        4,195
less: accumulated depreciation and amortization          (11,468)      (9,066)
--------------------------------------------------------------------------------
property and equipment, net                             $ 15,103      $14,683
--------------------------------------------------------------------------------

Depreciation expense for the years ended December 31, 2000, 1999 and 1998 was $3.7 million, $3.1 million and $1.8 million, respectively.

6.  OTHER ACCRUED LIABILITIES:

Other accrued liabilities at December 31, 2000 and 1999 consisted of the following:

--------------------------------------------------------------------------------
(in thousands)
december 31,                                               2000         1999
--------------------------------------------------------------------------------
accrued compensation and related payroll
     withholdings and taxes                             $  3,587      $ 2,817
amounts payable - book overdraft                           1,234        2,734
amounts accrued for additional consideration
     pursuant to acquisition agreement (note 13)           2,976        4,000
other                                                      5,042        4,052
--------------------------------------------------------------------------------
                                                        $ 12,839      $13,603

7.  DEBT:

In October 2000, the Company entered into two new Senior Credit Facilities (the Credit Facilities) totaling $40 million that replaced the previous credit facility. The Credit Facilities are comprised of a $35 million revolving credit loan with an initial term of three years and a $5 million Multicurrency Facility with an initial term of one year which will be used in connection with the Company's European operations. The $35 million facility bears interest at either LIBOR plus the Applicable Percentage (as defined) or the higher of the Federal Funds Rate plus 0.5% or the bank's prime rate. The $5 million facility bears interest at a rate linked to LIBOR. The facilities contain various restrictive financial covenants, including the maintenance of certain fixed coverage and leverage ratios and minimum net worth levels. Amounts outstanding under this credit facility totaled $1.6 million at December 31, 2000. Interest is payable on the $1.6 million outstanding balance at a rate of 5.8%. Amounts outstanding under the previous facility totaled $8.7 million at December 31, 1999.

                                                     financial results | page 20

8.  EMPLOYEE SEVERANCE AND OTHER COSTS:

In order to bring its cost structure more in line with revenue projections, in the second quarter of 2000 the Company announced a plan to eliminate approximately 125 full-time positions. Through December 31, 2000, the Company has eliminated approximately 110 of these positions. In connection with the workforce reduction, the Company recorded a pre-tax charge of approximately $3.0 million ($1.8 million net of tax) in the second quarter of 2000, consisting primarily of severance, outplacement, other employee benefit costs and facility-related charges. As of December 31, 2000, $1.5 million remains accrued and is reflected in other accrued liabilities in the Company's balance sheet. The amounts accrued as employee severance and other costs are detailed as follows:

--------------------------------------------------------------------------------
                                   employee
                                 severance and
(in thousands)                    outplacement  facilities     other      total
--------------------------------------------------------------------------------
amount accrued                       $1,270       $1,181        $529     $2,980
amount paid                             827          382          33      1,242
non-cash charges                                     172          92        264
--------------------------------------------------------------------------------
liability at December 31, 2000       $  443       $  627        $404     $1,474

9.  EMPLOYEE BENEFIT PLANS:

401(k) PLAN

The Company maintains a 401(k) retirement plan covering substantially all U.S. associates who complete six months of service and meet minimum age requirements. The Company makes a matching contribution of 25% of each participant's contribution of up to 6% of salary. The Company's matching contribution to this plan totaled approximately $277,000, $306,000 and $239,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

EMPLOYEE STOCK PURCHASE PLAN

In 1998, the Company's Board of Directors adopted the Kendle International Inc. Employee Stock Purchase Plan (the Purchase Plan) which is intended to provide eligible employees an opportunity to acquire the Company's common stock. Participating employees have the option to purchase shares at 85% of the lower of the fair market value of the common stock on the first or last day of the Purchase Period. The Purchase Period is defined as the twelve-month period beginning on July 1 of each year. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended. The Board of Directors has reserved 500,000 shares of common stock for issuance under the Purchase Plan. During 2000 and 1999, respectively, 47,740 and 46,747 shares were purchased under the Purchase Plan. At December 31, 2000, 405,513 shares were available for issuance under the Purchase Plan.

INCENTIVE STOCK OPTION AND STOCK INCENTIVE PLAN

In 1997, the Company established a plan that provides for the grant of up to 1,000,000 stock options, consisting of both incentive and non-qualified stock options (the 1997 Plan). In April 2000, shareholders approved an amendment to the 1997 Plan increasing the number of stock options that can be granted to 3,000,000. Participation in the 1997 Plan is at the discretion of the Board of Directors' Compensation Subcommittee, which is responsible for administration of the Plan. The exercise price of incentive stock options granted under the 1997 Plan must be no less than the fair market value of the common stock, as determined under the 1997 Plan provisions, at the date the option is granted (110% of fair market value for shareholders owning more than 10% of the Company's common stock). The exercise price of non-qualified stock options must be no less than 95% of the fair market value of the common stock at the date the option is granted. The vesting provisions of the options granted under the 1997 Plan are determined at the discretion of the Compensation Subcommittee of the Board of Directors. The options page 21 | financial results

generally expire either 90 days after termination of employment or, if earlier, ten years after date of grant. No options can be granted after August 2007. The Company has reserved 3,000,000 shares of common stock for the 1997 Plan, of which 1,913,500 are available for grant at December 31, 2000.

The 1997 Plan replaced a similar plan under which 495,812 options were outstanding at December 31, 2000.

Aggregate stock option activity during 2000, 1999 and 1998 was as follows:

--------------------------------------------------------------------------------
                                                                weighted
                                                            average exercise
                                             shares               price
--------------------------------------------------------------------------------
options outstanding at 1/1/98                913,982             $ 5.00
granted                                      361,520              23.01
canceled                                     (90,486)             16.33
exercised                                    (69,783)              1.77
--------------------------------------------------------------------------------
options outstanding at 12/31/98            1,115,233              10.06
granted                                      372,800              12.37
canceled                                     (70,668)             20.75
exercised                                    (61,647)              1.40
--------------------------------------------------------------------------------
options outstanding at 12/31/99            1,355,718              10.50
granted                                      508,900               8.77
canceled                                    (267,956)             13.52
exercised                                    (20,630)              1.51
--------------------------------------------------------------------------------
options outstanding at 12/31/00            1,576,032             $ 9.56

The weighted average fair value of the options granted in 2000, 1999 and 1998 was estimated as $6.34, $9.30 and $15.35, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

--------------------------------------------------------------------------------
                                              2000         1999        1998
--------------------------------------------------------------------------------
expected dividend yield                          0%           0%          0%
risk-free interest rate                        4.8%         6.4%        5.0%
expected volatility                           71.2%        75.6%       63.5%
--------------------------------------------------------------------------------
expected holding period                      7 yrs.       7 yrs.      7 yrs.


A summary of options outstanding and exercisable at December 31, 2000 is as follows:

options outstanding
--------------------------------------------------------------------------------
                                            weighted average
      range of                                 remaining           weighted
      exercise           outstanding at       contractual     average exercise
       price            december 31, 2000        life               price
--------------------------------------------------------------------------------
   $0.91- $2.01             495,812               5.5              $ 1.51
   $6.91-$10.72             642,000               9.0                9.14
  $13.78-$15.31             188,350               6.6               14.37
  $15.91-$20.00              39,740               8.3               17.23
  $22.25-$31.00             210,130               7.4               24.08
                                                     financial results | page 22

options exercisable

--------------------------------------------------------------------------------
     range of             options exercisable           weighted-average
  exercise price         at december 31, 2000            exercise price
--------------------------------------------------------------------------------
   $0.91- $2.01                 297,794                      $ 1.35
   $6.91-$10.72                  62,320                        9.78
  $13.78-$15.31                 107,160                       14.29
  $15.91-$20.00                   8,360                       17.20
  $22.25-$31.00                  86,568                       24.01

Had the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," for expense recognition purposes, the amount of compensation expense that would have been recognized in 2000, 1999 and 1998 was $2.6 million, $2.0 million and $1.1 million, respectively. The Company's pro forma net income (loss) and pro forma net income (loss) per diluted share for 2000, 1999 and 1998 would have been reduced to the amounts below:

-------------------------------------------------------------------------------
(in thousands, except per share data)       2000            1999          1998
-------------------------------------------------------------------------------
net income (loss)
  as reported                             $(2,130)         $7,729        $7,165
  pro forma                                (3,846)          6,159         6,434
net income (loss) per diluted share
  as reported                               (0.18)           0.65          0.70
  pro forma                                 (0.33)           0.52          0.63

PROTECTIVE COMPENSATION AND BENEFIT AGREEMENTS

The Company has entered into Protective Compensation and Benefit Agreements with certain associates, including all Executive Officers of the Company. These Agreements, subject to annual review by the Company's Board of Directors, expire on December 31, 2001 and will be automatically extended in one-year increments unless canceled by the Company. These Agreements provide for specified benefits in the event of a change in control, as defined in the Agreements. At December 31, 2000, the maximum amount which could be required to be paid under these Agreements, if such events occur, is approximately $7.0 million.

10.  LEASES:

The Company leases facilities, office equipment and computers under agreements which are classified as capital and operating leases. The leases have initial terms which range from two to seven years, with eight facility leases that have provisions to extend the leases for an additional three to five years. Future minimum payments, by year and in the aggregate, under non-cancelable capital and operating leases with an initial or remaining term of one year or more, are as follows at December 31, 2000:

--------------------------------------------------------------------------------
                                                         capital      operating
(in thousands)                                            leases        leases
--------------------------------------------------------------------------------
2001                                                       $734        $ 6,262
2002                                                        293          5,436
2003                                                        142          4,439
2004                                                         66          2,826
2005                                                                     2,695
thereafter                                                                 824
--------------------------------------------------------------------------------
total minimum lease payments                              1,235        $22,482
amounts representing interest                               (89)
--------------------------------------------------------------------------------
present value of net minimum lease payments               1,146
current portion                                            (674)
--------------------------------------------------------------------------------
obligations under capital leases, less current portion   $  472
page 23 | financial results


The Company expects rental income from subleases of approximately $0.4 million per year from 2001 through 2005 and $0.1 million in 2006 based on a sublease agreement executed in June 2000.

Rental expense under operating leases for 2000, 1999 and 1998 was $5.6 million, $4.9 million and $3.2 million, respectively.

11.  INCOME TAXES:

The provision for income taxes for the years ended December 31, 2000, 1999 and 1998, is as follows:

--------------------------------------------------------------------------------
(in thousands)                                   2000       1999      1998
--------------------------------------------------------------------------------
current:
federal, state and local                       $(1,137)    $2,016    $4,485
foreign                                            203        219      (655)
--------------------------------------------------------------------------------
  subtotal                                        (934)     2,235     3,830
deferred:
federal, state and local                          (525)     2,293       826
foreign                                           (488)        62      (107)
--------------------------------------------------------------------------------
  subtotal                                      (1,013)     2,355       719
benefit applied to reduce goodwill                 381        378       344
--------------------------------------------------------------------------------
total provision                               $ (1,566)    $4,968    $4,893

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate of 35% as set forth below:

--------------------------------------------------------------------------------
                                                         2000      1999    1998
--------------------------------------------------------------------------------
income tax expense at the U.S. federal statutory rate    35.0%     35.0%   35.0%
effects of foreign taxes                                 (5.6)      3.9     2.4
state and local income taxes, net of federal benefit      7.4       3.5     5.3
tax-exempt interest income                                7.2      (3.2)   (1.3)
other                                                    (1.6)      (.1)    (.8)
--------------------------------------------------------------------------------
total                                                    42.4%     39.1%   40.6%

A provision has not been made for U.S. or additional foreign taxes on the undistributed portion of earnings of foreign subsidiaries as those earnings have been permanently reinvested. It is not practicable to determine the amount of applicable taxes that would be due were such earnings distributed.

                                                     financial results | page 24

Components of the Company's net deferred tax asset and liability included in the consolidated balance sheet at December 31, 2000 and 1999 are as follows:

--------------------------------------------------------------------------------
(in thousands)                                            2000         1999
--------------------------------------------------------------------------------
deferred tax assets:
compensation and employee benefits                       $  106       $   92
accrued expenses and other future deductible items          876          326
operating loss carryforward                               1,166          170
tax benefit of unrealized losses                             78          289
deferred state income taxes                                 255          224
capital loss carryforward                                   155
--------------------------------------------------------------------------------
total deferred tax assets                                 2,636        1,101
deferred tax liabilities:
software costs                                            3,003        2,348
depreciation                                                  1          496
intangible assets                                         1,638        1,171
unrealized foreign exchange gains                           214           86
other                                                                     12
--------------------------------------------------------------------------------
total deferred tax liability                              4,856        4,113
--------------------------------------------------------------------------------
total net deferred tax liability                         $2,220       $3,012

Of the deferred tax asset for operating loss carryforward of $1,166,000, $565,000 relates to amounts that can be carried forward indefinitely, and $601,000 relates to amounts that expire at various times from 2005 to 2020. The deferred tax asset for capital loss carryforward of $155,000 will expire after 2004.

12.  SHAREHOLDERS' EQUITY:

In June 1998, the Company completed its follow-on offering of 2,415,000 shares of common stock at a price to the public of $23.50 per share. Of the 2,415,000 shares sold, 2,315,000 were sold by the Company and 100,000 shares were sold by selling shareholders. Proceeds to the Company approximated $51.4 million, net of underwriting commissions and discounts and offering expenses of $3.0 million.

13.  ACQUISITIONS:

Details of the Company's acquisitions since 1998 are listed below. The acquisitions have been accounted for using the purchase method of accounting. The escrow accounts referred to have been established at acquisition date to provide indemnification of sellers' representations and warranties.

The value of the common stock issued in the various acquisitions was determined after discounting the shares due to lock-up restrictions and the lack of registration of the shares. The discount factor was based on an appraisal obtained by the Company.

Results of operations of the acquired companies have been included in the consolidated statements of operations from the respective dates of acquisition.

2000

In April 2000, the Company acquired SYNERmedica Pty Ltd., a contract research organization with offices in Melbourne and Sydney, Australia. Total acquisition costs consisted of approximately $2.2 million in cash and 78,500 shares of the Company's common stock. The shares were placed in an escrow account, 67% to be released in April 2001, and the remainder in April 2002.

page 25 | financial results

1999

In August 1999, the Company acquired Specialist Monitoring Services Limited
(SMS), a contract research organization located in Crowthorne, United Kingdom. Total acquisition costs consisted of approximately $7.5 million in cash and 141,680 shares of the Company's common stock. Of the total purchase price, approximately $0.1 million in cash and 97,066 shares were placed in an escrow account pursuant to the SMS Purchase Agreement, 50% of which were released in August 2000 and the remainder to be released in August 2001.

In July 1999, the Company acquired Health Care Communications Inc. (HCC), a New Jersey-based medical communications company, and HCC Health Care Communications
(1991) Ltd., a Toronto-based contract research organization. Total acquisition costs consisted of approximately $5.7 million in cash and 174,559 shares of the Company's common stock. Of the total purchase price, $0.5 million in cash and 31,943 shares were placed in an escrow account pursuant to the HCC Purchase Agreement, of which $0.1 million and 17,541 shares were released in July 2000 and the remainder to be released in July 2001.

The purchase price of HCC may be increased dependent upon the achievement of certain operating results from acquisition date through December 31, 2001. Total additional consideration could reach $10.9 million, payable 67% in cash and 33% in shares of the Company's common stock, if HCC meets the targeted operating results. For the period from acquisition date through December 31, 1999 HCC reached its operating target, and in April 2000, the Company paid $2.7 million in cash and issued 124,473 shares of the Company's common stock to the former shareholders of HCC. For the year 2000, HCC reached its operating target, and approximately $3.0 million has been accrued in other accrued liabilities in the Company's December 31, 2000 consolidated balance sheet. The purchase price has been increased by $6.7 million as a result of the 1999 and 2000 additional consideration.

In June 1999, the Company acquired ESCLI S.A., a contract research organization located in Paris, France, for approximately $2.7 million in cash.

In January 1999, the Company acquired Research Consultants (International) Holdings Ltd. (IRC), a U.K.-based regulatory affairs company. Total acquisition costs consisted of approximately $4.4 million in cash and 87,558 shares of the Company's common stock. The shares were placed in an escrow account pursuant to the IRC Share Purchase Agreement, 50% of which were released in January 2000 and the remainder released in January 2001.

1998

In February 1998, the Company acquired ACER/EXCEL Inc. (ACER/EXCEL), a contract research organization headquartered in Cranford, New Jersey. Total acquisition costs consisted of $14.4 million in cash and 987,574 shares of the Company's common stock. A general escrow currently consisting of 186,336 shares of the Company's common stock was scheduled to be released to the sellers, 50% in February 1999 and the remainder in February 2000. The scheduled releases of the escrow are pending resolution of ongoing discussions between the parties.

The following unaudited pro forma results of operations assume the 2000 and 1999 acquisitions occurred at the beginning of 1999:

--------------------------------------------------------------------------------
(in thousands)                                          2000           1999
--------------------------------------------------------------------------------
net revenues                                          $121,182       $126,842
net income (loss)                                       (2,058)         7,869
net income (loss) per diluted share                      (0.18)          0.65
weighted average shares                                 11,729         12,154
                                                     financial results | page 26

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated at January 1, 2000 and 1999, nor are they necessarily indicative of future operating results.

14.  INVESTMENT:

In January 1999, the Company acquired a minority interest in Digineer, Inc. (Digineer, formerly Component Software International, Inc.), an Internet healthcare consulting and software development company, for approximately $1.6 million in cash and 19,995 shares of the Company's common stock. Concurrent with this transaction, the Company entered into a Multi-Year Strategic Service Agreement with Digineer whereby the Company could pay Digineer $7.0 million over a four-year period in exchange for strategic software consulting and development services from Digineer. During the first two years of the agreement, the Company was required to pay $3.5 million. The Company reached this minimum fee obligation for the first two years, and in October 2000, the Company exercised its right to terminate the Multi-Year Strategic Service Agreement. No further payments are due under the Agreement.

15.  RELATED PARTY TRANSACTION:

The Company made payments in 2000, 1999 and 1998 totaling approximately $0.2 million, $0.5 million and $0.4 million, respectively, to a construction company owned by a relative of the Company's primary shareholder, for construction and renovations at various Company locations.

16.  SUBSEQUENT EVENT:

In February 2001, the Company acquired AAC Consulting Group, Inc., a regulatory consulting firm located in Rockville, Maryland. Total acquisition costs consisted of approximately $10.7 million in cash and 375,000 shares of the Company's common stock. This acquisition will be accounted for using the purchase method of accounting.

17.  SEGMENT INFORMATION:

With its July 1999 acquisition of HCC, the Company is managed through two reportable segments, namely, the contract research services group and the medical communications group. The contract research services group constitutes the Company's core business and includes clinical trial management, clinical data management, statistical analysis, medical writing and regulatory consultation and representation. The medical communications group, which includes only HCC, provides organizational, meeting management and publication services to professional organizations and pharmaceutical companies. Overhead costs are included in the contract research services group and have not been allocated. Information is not presented for the year ended December 31, 1998 because the Company had not yet acquired HCC, and therefore managed its business in the aggregate.

page 27 | financial results

--------------------------------------------------------------------------------
(in thousands)                                 2000              1999
--------------------------------------------------------------------------------
net revenues
contract research services                   $114,785          $114,492
medical communications                          5,702             2,659
--------------------------------------------------------------------------------
                                             $120,487          $117,151
depreciation and amortization
contract research services                   $  7,501          $  6,587
medical communications                            429               144
--------------------------------------------------------------------------------
                                             $  7,930          $  6,731
income tax
contract research services                   $ (2,460)         $  4,428
medical communications                            894               540
--------------------------------------------------------------------------------
                                             $ (1,566)         $  4,968
net income (loss)
contract research services                   $ (3,818)         $  6,952
medical communications                          1,688               777
--------------------------------------------------------------------------------
                                             $ (2,130)         $  7,729
identifiable assets
contract research services                   $159,536          $172,542
medical communications                         16,983            11,840
--------------------------------------------------------------------------------
                                             $176,519          $184,382

Financial information by geographic area is as follows:

--------------------------------------------------------------------------------
(in thousands)                               2000          1999          1998
--------------------------------------------------------------------------------
net revenues
north america                             $  75,563     $  81,883     $  67,168
foreign                                      44,924        35,268        22,348
--------------------------------------------------------------------------------
                                          $ 120,487     $ 117,151   $    89,516
identifiable assets
north america                             $ 118,869     $ 123,935   $   113,126
foreign                                      57,650        60,447        40,114
--------------------------------------------------------------------------------
                                          $ 176,519     $ 184,382   $   153,240

Net revenues from sponsors that accounted for more than 10% of the Company's consolidated net revenues for 2000, 1999 and 1998 are as follows:

--------------------------------------------------------------------------------
                                             2000           1999         1998
--------------------------------------------------------------------------------
sponsor a                                     15%            24%          38%
sponsor b                                     13%             6%           6%
sponsor c                                      8%            18%           6%
                                                     financial results | page 28



REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders

Kendle International Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Kendle International Inc. and its subsidiaries (the "Company") at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

February 15, 2001

Cincinnati, Ohio

MANAGEMENT TEAM


EXECUTIVE OFFICERS

Candace Kendle, PharmD
Chairman & CEO

Christopher C. Bergen
President & COO

Timothy M. Mooney
Executive Vice President & CFO

Thomas E. Stilgenbauer
Executive Vice President & CMO



SENIOR MANAGEMENT

Anthony L. Forcellini
Vice President,
Global Clinical Operations

Jere M. Hardy
Vice President, Clinical Data Management

Bruce Kreter, PharmD
Vice President, Clinical Development

Nigel G. Page
Vice President, European Operations

John Reynolds
Vice President, New Business Development, Europe

Paul F. Ritter, Esq
Vice President & General Counsel

Frank L. Santoro, MD
Vice President, Medical Affairs

Kevin M. Schwarz
Vice President, North American Operations

Mandyam K. Srirama, PhD
Vice President, Biostatistics

Henry N. Thoman
Vice President,
Complementary Operations

Gary M. Wedig
Vice President & CIO

Geoffrey H. Kalish, MD
President, Health Care Communications Inc.

Bradley D. Kalish
Vice President, Health Care Communications Inc.

Anthony C. Celeste
President, AAC Consulting Group, Inc.

Michael Celeste
Vice President, AAC Consulting Group, Inc.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Candace Kendle, PharmD
Chairman of the Board & CEO


Christopher C. Bergen
President & COO


Timothy M. Mooney
Executive Vice President & CFO


Philip E. Beekman
Former Chairman of the Board & CEO,
Hook-SupeRx, Inc.


Robert R. Buck
President, Uniform Rental Division,
Cintas Corporation


Charles A. Sanders, MD
Former Chairman of the Board & CEO,
Glaxo Inc.


STOCK INFORMATION

The Common Stock of Kendle International Inc. trades on The Nasdaq Stock Market(R)under the symbol KNDL.


As of March 5, 2001, there were approximately 3,694 beneficial shareholders. The Company has not paid dividends on its Common Stock since its inception.


FINANCIAL REPORTS

Copies of the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, as well as other investor materials, are available upon request from:


Ursula Thomas Miller
Investor Relations
Kendle International Inc.
1200 Carew Tower
441 Vine Street
Cincinnati, Ohio 45202


or access these reports electronically on the Internet. Kendle's web site address is: http://www.kendle.com


ANNUAL MEETING
The 2001 Annual Meeting of Shareholders will be held at 9:30 a.m. on Thursday, May 17, 2001, at the Aronoff Center for the Arts, 650 Walnut Street,
Cincinnati, Ohio 45202.


TRANSFER AGENT AND REGISTRAR
Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop 10AT66
Cincinnati, Ohio 45263
(800) 837.2755 or (513) 579.5320


INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Cincinnati, Ohio


OUTSIDE LEGAL COUNSEL
Keating, Muething & Klekamp, P.L.L.
Cincinnati, Ohio


design: kendle communications    o     photography: donald ventre   o
printer: arnold printing