Form 10-K, Exhibit 13
period 2001-12-31
KENDLE INTERNATIONAL INC
filed 2002-04-01
CIK 1039151

                                                                      Exhibit 13



                                                                              15


16 selected financial data
17 quarterly financial data
18 management's discussion and analysis
26 consolidated statements of operations
27 consolidated balance sheets
28 consolidated statements of shareholders' equity
30 consolidated statements of cash flows
32 notes to consolidated financial statements
45 report of independent accountants

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

(In thousands, except per share data)
FOR THE YEARS ENDED DECEMBER 31,              2001        2000         1999        1998         1997
--------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS(1)
NET REVENUES                              $ 154,302    $ 120,487    $ 117,151    $  89,516    $  44,233
Costs and expenses:
    Direct costs                             93,729       74,077       61,032       44,880       23,883
    Selling, general and administrative      44,047       39,249       37,316       29,157       13,538
    Depreciation and amortization             9,988        7,930        6,731        4,711        1,583
    Employee severance and other costs         (766)       2,980
--------------------------------------------------------------------------------------------------------
                                            146,998      124,236      105,079       78,748       39,004
Income (loss) from operations                 7,304       (3,749)      12,072       10,768        5,229
Interest income                                 903          988        1,059        1,587          369
Interest expense                               (877)        (643)        (367)        (284)        (425)
Other                                            23         (292)         (67)         (13)         (59)
--------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and         7,353       (3,696)      12,697       12,058        5,114
    extraordinary item
Income taxes                                  3,147       (1,566)       4,968        4,893        1,451
--------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item       4,206       (2,130)       7,729        7,165        3,663
Extraordinary item, net of tax benefit(2)                                                        (1,140)
Net income (loss)                         $   4,206    $  (2,130)   $   7,729    $   7,165    $   2,523
--------------------------------------------------------------------------------------------------------
Pro forma net income(3)                                                                       $   1,914
INCOME (LOSS) PER SHARE DATA
    (PRO FORMA FOR 1997)
Basic:
    Income (loss) per share before
      extraordinary item                  $    0.34    $   (0.18)   $    0.69    $    0.75    $    0.60
    Extraordinary item per share                                                                  (0.22)
--------------------------------------------------------------------------------------------------------
    Net income (loss) per share           $    0.34    $   (0.18)   $    0.69    $    0.75    $    0.38
--------------------------------------------------------------------------------------------------------
    Weighted average shares                  12,251       11,708       11,251        9,589        5,055
Diluted:
    Income (loss) per share before
      extraordinary item                  $    0.33    $   (0.18)   $    0.65    $    0.70    $    0.53
    Extraordinary item per share                                                                  (0.20)
    Net income (loss) per share           $    0.33    $   (0.18)   $    0.65    $    0.70    $    0.33
    Weighted average shares                  12,858       11,708       11,826       10,226        5,763
CONSOLIDATED BALANCE SHEET DATA(1,4)
Working capital                           $  36,664    $  39,396    $  44,838    $  65,496    $  20,710
Total assets                                204,051      176,519      184,382      153,240       79,625
Total short and long-term debt               16,217        2,746       10,188        4,013        3,715
Total shareholders' equity                  142,307      132,870      133,646      122,500       50,349

(1) From 1997 to 2001, the Company made nine acquisitions. See Note 12 to the consolidated financial statements.

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

QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------
(In thousands, except per share data)
QUARTER                               FIRST      SECOND      THIRD      FOURTH
--------------------------------------------------------------------------------
2001
Net revenues                      $  32,253   $  38,661    $ 39,439   $  43,949
Income from operations                  257       1,556       1,913       3,578
Net income                              262         878       1,173       1,893
Net income per diluted share           0.02        0.07        0.09        0.15
Ranges of stock price
    High                              14.69       20.04       21.35       22.25
    Low                                9.91       11.50       15.20       15.55
2000
Net revenues                      $  34,298   $  30,002    $ 27,153   $  29,034
Income (loss) from operations         2,579      (4,381)     (1,392)       (555)
Net income (loss)                     1,656      (2,576)       (844)       (366)
Net income (loss) per share            0.14       (0.22)      (0.07)      (0.03)
Ranges of stock price
    High                              14.50       12.38        9.75       12.94
    Low                                8.63        6.00        6.88        8.00

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information set forth and discussed below is derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction therewith.

COMPANY OVERVIEW

Kendle International Inc. (the Company) is an international contract research organization (CRO) that provides integrated clinical research services, including clinical trial management, clinical data management, statistical analysis, medical writing and regulatory consulting, on a contract basis to the pharmaceutical and biotechnology industries. Kendle also provides organizational, meeting management and publication services to professional associations and pharmaceutical companies through its subsidiary, Health Care Communications, Inc. (HCC). The Company is managed through two reportable segments, the contract research services group and the medical communications group. The medical communications group includes only HCC.

The Company's contracts are generally fixed price, with some variable components, and range in duration from a few months to several years. A contract typically requires a portion of the contract fee to be paid at the time the contract is entered into and the balance is received in installments over the contract's duration, in most cases on a milestone achievement basis. Net revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustments to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. The Company also performs work under time-and-materials contracts, recognizing revenue as hours are worked based on the hourly billing rates for each contract. Additionally, the Company recognizes revenue under units-based contracts as units are completed multiplied by the contract per-unit price. The Company incurs costs, in excess of contract amounts, in subcontracting with third-party investigators. Such costs, which are reimbursable by its customers, are generally excluded from direct costs and net revenues. In certain contracts, however, these costs are fixed by the contract terms. In these instances, the Company recognizes these costs as direct costs with corresponding net revenues. Further information regarding an accounting change recently released by the Financial Accounting Standards Board (FASB) impacting income statement presentation of reimbursable expenses is included under New Accounting Pronouncements, and is effective for periods beginning after December 15, 2001.

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

Depreciation and amortization expenses consist of depreciation costs recorded on a straight-line method over the useful life of the property or equipment. In addition, goodwill acquired in the Company's acquisitions is being amortized over a thirty year period. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, that requires intangible assets with indefinite useful lives to no longer be amortized, but instead be reviewed at least annually for impairment. The Company will adopt SFAS No. 142 as of January 1, 2002, and will no longer record goodwill amortization expense. The adoption of SFAS No. 142 is expected to reduce goodwill amortization expense by approximately $3.2 million annually based on 2001 results and result in additional earnings per share of approximately $0.20.

The CRO industry in general continues to be dependent on the research and development efforts of the principal pharmaceutical and biotechnology companies as major customers, and the Company believes this dependence will continue. The loss of business from any of the major customers could have a material adverse effect on the Company.

The Company's results are subject to volatility due to a variety of factors. The cancellation or delay of contracts and cost overruns could have immediate adverse affects on the financial statements. Fluctuations in the Company's sales cycle and the ability to maintain large customer contracts or to enter into new contracts could hinder the Company's long-term growth. In addition, the Company's aggregate backlog is not necessarily a meaningful indicator of future results. Accordingly, no assurance can be given that the Company will be able to realize the net revenues included in the backlog.

In order to bring its cost structure more in line with revenue projections, in the second quarter of 2000 the Company announced a plan to eliminate approximately 125 full-time positions globally. Through December 31, 2001 the Company had completed the workforce reduction program, and eliminated approximately 125 positions. In connection with the workforce reduction, the Company recorded a pre-tax charge of approximately $3.0 million ($1.8 million net of tax) in the second quarter of 2000, consisting primarily of severance, outplacement, other employee benefit costs, and facility related charges. In the fourth quarter of 2001, the Company completed the initiative, and recorded a $766,000 adjustment to pre-tax income ($460,000 net of tax) to reflect lower-than-anticipated costs associated with the program.

ACQUISITIONS

In 2001, the Company acquired AAC Consulting Group, a regulatory consulting firm based in Rockville, Maryland. Further information regarding the Company's acquisitions is included in Note 12 to the consolidated financial statements.

The acquisition has been accounted for using the purchase method of accounting, with goodwill as a result of the transaction being amortized over 30 years. The results of operations are included in the Company's consolidated statements of operations from the date of acquisition.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

Net Revenues

Net revenues increased 28% to $154.3 million for 2001 from $120.5 in 2000. Excluding the negative impact of foreign currency exchange rates, net revenues increased 30% in 2001. The 28% increase in net revenues is composed of organic growth of 18% and growth due to the Company's acquisition of 10%. The growth in organic revenues is primarily attributable to the increased level of clinical development activity in 2001. Approximately 31% of the Company's net revenues in 2001 were derived from the Company's operations outside the United States compared to 37% in 2000. Revenues from the top five customers accounted for approximately 45% and 48% of net revenue in 2001 and 2000, respectively.

NET REVENUES
($ millions)
---------------------------

1999            117.2

2000            120.5

2001            154.3


Operating Expenses
--------------------------------------------------------------------------------
OPERATING EXPENSES
($ millions)                                    1999    2000    2001
--------------------------------------------------------------------------------
Direct costs                                    $61.0   $74.1   $93.7
Selling, general and administrative              37.3    39.2    44.0
Depreciation and amortization                     6.7     7.9    10.0


Direct costs increased by $19.6 million, or 27%, for 2001 as compared to 2000. The 27% increase in direct costs is composed of a 19% increase in organic direct costs and an 8% increase in direct costs due to the Company's acquisition. The increase in organic direct costs is primarily related to increased employee costs to support the increased revenue base as well as an increase in certain project-related costs. These project-related costs are normally billed back to the customer as a "pass-through" expense and are excluded from costs and revenues. However, in a small number of the Company's contracts, these costs are fixed by the contract terms, and have been recorded as direct costs, producing a zero profit margin. In 2001, the Company incurred costs of approximately $1.2 million in excess of the contract value on a contract where these "pass-through" expenses are fixed by the contract terms, negatively impacting the Company's overall gross margin. Direct costs as a percentage of net revenues were 60.7% and 61.5% in 2001 and 2000, respectively.

Selling, general and administrative expenses increased by $4.8 million, or 12%, from 2000 to 2001. The 12% increase in selling, general and administrative costs is composed of a 7% increase in organic costs and a 5% increase in costs due to the Company's acquisition. The increase in organic SG&A costs is primarily due to increased employee-related costs such as accrued bonus, recruiting costs and other employee costs incurred to support the larger revenue base. Selling, general and administrative expenses expressed as a percentage of net revenues were 28.5% for 2001 and 32.6% for 2000. The decrease in these costs as a percentage of net revenues is primarily due to efficiencies realized from the workforce reduction program implemented in the second quarter of 2000.

The increase in depreciation and amortization expense is a result of the amortization of goodwill associated with the Company's acquisition and an increase in depreciation expense as a result of the Company's capital expenditures.

As previously mentioned, in the second quarter of 2000, the Company recorded a pre-tax charge of approximately $3.0 million in connection with a workforce reduction program. This program was completed in 2001, and in the fourth quarter of 2001 the Company recorded a pre-tax increase in income of approximately $766,000 to reflect lower-than-anticipated costs associated with the workforce reduction reserve. The $766,000 adjustment was related to lower-than-expected severance costs in Europe of approximately $388,000 as well as lower than expected facility costs of $159,000 and other costs (primarily legal costs) of $219,000.

Income Taxes

The Company reported tax expense at an effective rate of 42.8% for 2001 compared to a tax benefit at an effective rate of 42.4% in 2000. Since Kendle operates on a global basis, the effective tax rate may vary from year to year based on the locations which generate the pre-tax earnings.

Net Income

Inclusive of the severance charge and related adjustment, net income increased to $4.2 million in 2001 compared to a net loss of $2.1 million in 2000. Excluding the after-tax impact of this charge and subsequent adjustment, net income increased to $3.7 million in 2001 from a net loss of approximately $310,000 in 2000.

Segment Information

Net revenues from the contract research services group increased to $147.0 million for 2001 compared to $114.8 million in 2000. Net income (loss) from the contract research services group was $2.0 million and ($3.8) million in 2001 and 2000, respectively.

Net revenues from the medical communications group increased to $7.3 million for 2001 compared to $5.7 million in 2000. Net income from the medical communications group was $2.2 million and $1.7 million for 2001 and 2000, respectively.

Overhead costs are included in the contract research services group and have not been allocated.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

Net Revenues

Net revenues increased to $120.5 million for the year ended December 31, 2000 from $117.2 million for the year ended December 31, 1999. The 3% increase in net revenues in 2000 was comprised of growth from acquisitions of 13% offset by a decline in organic revenues of 10%. The decrease in organic revenues in 2000 is primarily attributable to the negative impact of foreign currency exchange rates and the slowdown in clinical development activities, including project delays and cancellations, resulting, in part, from mergers and consolidations within the pharmaceutical industry. Using the exchange rates in effect for 1999, revenues for the year 2000 would have been $127.1 million, an increase of 9% over 1999. Approximately 37% and 30% of the Company's net revenues in 2000 and 1999, respectively were derived from the Company's operations outside of the United States. Revenues from the top five customers accounted for approximately 48% and 56% of net revenues for the years ended December 31, 2000 and 1999, respectively.

Operating Expenses

Direct costs increased by $13.1 million, or 21%, for the year ended December 31, 2000 as compared to 1999. The increase is primarily a result of increases in direct salaries and fringe benefits to support the increases in net revenues and increases in direct costs due to the impact of acquisitions. Direct costs expressed as a percentage of net revenues were 61.5% and 52.1% for the years

December 31, 2000 and 1999, respectively. The increase in these costs as a percentage of net revenues is due to project delays and cancellations that caused a lower-than-anticipated revenue base to absorb direct costs in the year 2000 as well as the varying levels of profitability within the mix of contracts among periods.

Selling, general and administrative expenses increased by $1.9 million, or 5%, for the year ended December 31, 2000 as compared to 1999. The increase in these costs in 2000 is primarily due to the existence of an infrastructure in the first half of the year that was established to support a higher revenue base. As previously mentioned, in the second quarter of 2000 the Company implemented a workforce reduction program to bring its infrastructure more in line with revenue projections. Selling, general and administrative expenses as a percentage of net revenues were 32.6% for the year ended December 31, 2000 and 31.9% in 1999.

The increase in depreciation and amortization expense is a result of the amortization of goodwill as a result of the Company's acquisition and an increase in depreciation expense as a result of the Company's capital expenditures.

As previously mentioned, in the second quarter of 2000, the Company recorded a pre-tax charge of approximately $3.0 million in connection with a workforce reduction program.

Income Taxes

The Company reported a tax benefit at an effective tax rate of 42.4% for the year ended December 31, 2000 as compared to tax expense at an effective rate of 39.1% in 1999. Since Kendle operates on a global basis, the effective tax rate may vary from year to year based on the locations which generate the pre-tax earnings.

Net Income

Inclusive of the severance charge, the Company incurred a net loss of $2.1 million in 2000 compared to net income of $7.7 million in 1999. Excluding the after-tax impact of this charge, the net loss was approximately $310,000 in 2000.

Segment Information

Net revenues from the contract research services group were $114.8 million and $114.5 million for 2000 and 1999, respectively. Net income (loss) from the contract research services group was ($3.8) million and $7.0 million for 2000 and 1999, respectively.

Net revenues from the medical communications group increased to $5.7 million for 2000 compared to $2.7 million for 1999. Net income increased to $1.7 million in 2000 from $0.7 million in 1999. The increase in revenue and net income for the medical communications group in 2000 is due to a full year of operations for HCC included in 2000 compared to six months in 1999.

Overhead costs are included in the contract research services group and have not been allocated.

LIQUIDITY AND CAPITAL RESOURCES

In 2001, cash and cash equivalents decreased by $0.7 million as a result of cash provided by operating activities of $9.6 million and cash provided by financing activities of $11.8 million offset by cash used in investing activities of $21.8 million. Net cash provided by operating activities consisted primarily of net income increased by non-cash adjustments, primarily depreciation and amortization, offset primarily by an increase in accounts receivable. Fluctuations in accounts receivable and advance billings occur on a regular basis as services are performed, milestones or other billing criteria are achieved, invoices are sent to customers and payments for outstanding accounts receivable are collected from customers. Such activity varies by individual and customer. Accounts receivable, net of advance billings, increased from $24.5 million at December 31, 2000 to $37.2 million at December 31, 2001. Unreimbursed investigator and project costs, net of advances, decreased from $3.7 million at December 31, 2000 to $3.4 million at December 31, 2001.

WORKING CAPITAL
($ millions)
----------------------

1999            44.8

2000            39.4

2001            36.7


Cash flows from investing activities for the year ended December 31, 2001 consisted primarily of capital expenditures of $7.5 million, costs related to the acquisition of AAC Consulting Group of $10.8 million (net of cash acquired), and additional purchase price of $2.1 million paid in relation to the Company's 1999 acquisition of HCC.

Cash flows from financing activities for the year ended December 31, 2001 consisted primarily of net borrowings under the Company's credit facility of $12.6 million.

Cash and cash equivalents increased by $ 1.0 million for the year ended December 31, 2000 as a result of cash provided by operating activities of $20.8 million offset by cash used in investing and financing activities of $10.3 million and $9.4 million, respectively. Net cash provided by operating activities resulted primarily from the net loss adjusted for non-cash activity, a decrease in accounts receivable and unreimbursed investigator and project costs and an increase in advanced billings.

Cash flows from investing activities for the year ended December 31, 2000 consisted primarily of capital expenditures of $7.2 million and additional purchase price of $2.7 million paid in relation to the Company's 1999 acquisition of HCC.

Cash flows from financing activities for the year ended December 31, 2000 consisted primarily of net repayments under the Company's credit facility of $7.1 million.

Cash and cash equivalents decreased by $8.3 million for the year ended December 31, 1999 as a result of cash used in operating and investing activities of $5.0 million and $11.9 million respectively, offset by cash provided by financing activities of $9.2 million. Net cash used in operating activities resulted from net income primarily offset by an increase in accounts receivable.

Investing activities for the year ended December 31, 1999 consisted primarily of the costs related to the Company's acquisitions of $20.7 million (net of cash acquired) and capital expenditures of $10.8 million offset by net proceeds from sales and purchases of available-for-sale securities of $20.9 million.

Financing activities for the year ended December 31, 1999 consisted primarily of net borrowings under the Company's credit facility of $8.7 million.

The Company had available for sale securities totaling $19.5 million and $17.9 million at December 31, 2001 and 2000, respectively.

Net cash used for capital expenditures was $7.5 million, $7.2 million and $10.8 million in 2001, 2000 and 1999, respectively.

CASH, CASH EQUIVALENTS &
AVAILABLE-FOR-SALE SECURITIES
($ millions)
------------------------------

1999            25.2

2000            24.6

2001            25.5

The Company has two Senior Credit Facilities (the Credit Facilities). The Credit Facilities are composed of a $35.0 million revolving credit loan that expires in October 2003 and a $5.0 million Multi-currency Facility that is renewable annually and is used in connection with the Company's European operations. The $35.0 million facility bears interest at a rate equal to either (a) LIBOR plus the Applicable Percentage (as defined) or (b) the higher of the Federal Funds Rate plus 0.5%, plus the Applicable Margin or the Bank's prime rate. The $5.0 million facility is composed of a euro overdraft facility up to the equivalent of $3.0 million and a sterling overdraft facility up to the equivalent of $2.0 million. The Multicurrency Facility bears interest at a rate equal to either (a) the rate published by the European Central Bank plus a margin (as defined) or
(b) the bank's Base Rate (as determined by the bank having regard to prevailing market rates) plus a margin (as defined). The facilities contain various restrictive financial covenants, including the maintenance of certain fixed coverage and leverage ratios and minimum net worth levels. At December 31, 2001, $10.0 million was outstanding under the $35 million loan and $4.2 million was outstanding under the $5.0 million Multi-currency Facility. Interest is payable on the $10.0 million outstanding at a weighted average rate of 3.8% and on the $4.2 million at a weighted average rate of 4.6%.

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

KEY ACCOUNTING POLICES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States requires management to make significant estimates and assumptions that affect the reported Consolidated Financial Statements for a particular period. Actual results could differ from those estimates.

The majority of the Company's revenues are based on fixed-price contracts calculated on a percentage-of-completion basis based on assumptions regarding the estimated total costs for each contract. Costs are incurred for each project and compared to the estimated budgeted costs for each contract to determine a percentage of completion on the project. The percentage of completion is multiplied by the total contract value to determine the amount of revenue recognized. Management reviews the budget on each contract periodically to determine if the budgeted amounts are correct, and budgets are adjusted as needed. Historically, the majority of the Company's estimates have been materially correct, but there can be no guarantee that these estimates will continue to be accurate. As the work progresses, original estimates might be changed due to changes in the scope of the work. The Company attempts to negotiate contract amendments with the sponsor to cover these services provided outside the terms of the original contract. Historically, the Company has been successful in negotiating amendments in the majority of these instances. However, there can be no guarantee that the sponsor will agree to proposed amendments, and the Company ultimately bears the risk of cost overruns. In the past, the Company has had to commit additional resources to existing projects, resulting in lower gross margins. Similar situations may occur in the future.

As the Company works on projects, the Company incurs costs, in excess of contract amounts, in subcontracting with third party investigators. Such costs, which are normally reimbursable by its customers are excluded from direct costs and net revenues. In certain contracts, however, these costs are fixed by the contract terms. In these contracts, the Company is at risk for costs incurred in excess of the amounts fixed by the contract terms. In these instances, the Company recognizes these costs as direct costs with corresponding net revenues. Excess costs incurred above the contract terms would negatively affect the Company's gross margin. Further information regarding an accounting change recently released by the FASB impacting income statement presentation of reimbursable expenses is included under New Accounting Pronouncements, and is effective for periods beginning after December 15, 2001.

The Company's primary customers are concentrated in the pharmaceutical and biotechnology industries. The Company derives a significant portion of its revenue from a small number of large pharmaceutical companies. The Company's revenue could be negatively impacted by changes in the financial condition of these companies, including potential mergers and acquisitions involving any of these companies. Additionally, customers may generally terminate a study at any time, which might cause unplanned periods of excess capacity and reduced revenues and earnings.

The Company has an investment in a private company, Digineer, for which the fair value is not readily determinable. The Company accounts for this investment under the cost method. Digineer is a software consulting and development company that does not have established marketable products and is highly dependent on its ability to raise additional capital to fund its operations until such time as it generates sufficient revenues and operating cash flows to meet its obligations. There is no guarantee Digineer will be successful in raising additional capital necessary in the short-term, or be successful in establishing marketable products in the long run. The investment in Digineer is subject to impairment write-downs whenever events indicate that the carrying value of this investment may not be recoverable. Management reviews these investments for declines in value on a quarterly basis or more frequently, if circumstances warrant. Assessing the value of this investment requires significant judgement. The carrying value of this investment is $1.9 million at December 31, 2001.

The Company has a 50% owned joint-venture investment with KendleWits, a company located in China. This investment is accounted for under the equity method. To date, the Company has contributed approximately $750,000 for the capitalization of KendleWits and the carrying value recorded as of December 31, 2001 is approximately $500,000. Future capitalization needs will be dependent upon the on-going capitalization needs of KendleWits. The losses recorded from the equity investment in KendleWits for the years ended December 31, 2001, 2000, and 1999 were approximately $199,000, $67,000 and $75,000, respectively. Future results of KendleWits may vary, and are dependent upon the demand for clinical research services in China and the ability of KendleWits to generate additional business.

The Company capitalizes costs incurred to internally develop software used primarily in the Company's proprietary clinical trial and data management, and amortizes these costs over the useful life of the product, not to exceed five years. Internally developed software represents software in the application development stage, and there is no assurance that the software development process will produce a final product for which the fair value exceeds its carrying value. Internally developed software is an intangible asset subject to impairment write-downs whenever events indicate that the carrying value of the software may not be recoverable. Assessing the fair value of the internally developed software requires estimates and judgement on the part of management.

The Company estimates its tax liability based on current tax laws in the statutory jurisdictions in which it operates. Because we conduct business on a global basis, our effective tax rate has and will continue to depend upon the geographic distribution of our pre-tax earnings (losses) among jurisdictions with varying tax rates. These estimates include judgements about deferred tax assets and liabilities resulting from temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The Company has assessed the realization of deferred tax assets based on estimates of future taxable profits and losses in the various jurisdictions. Based on these projections and the time period for the realization of these loss carryforwards, a valuation allowance has not been recorded. If estimates prove inaccurate or if the tax laws change unfavorably, a valuation allowance could be required in the future.

CONTRACTUAL OBLIGATIONS
Future minimum payments for all contractual obligations for years subsequent to December 31, 2001 are as follows:
--------------------------------------------------------------------------------
                                           2002   2003-2004 2005-2006 AFTER 2006
--------------------------------------------------------------------------------
Capital lease obligations, including
   interest                              $   753   $ 1,119   $   325   $
Operating leases                           6,448     9,677     5,314     1,451
--------------------------------------------------------------------------------
TOTAL                                    $ 7,201   $10,796   $ 5,639   $ 1,451

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

The second risk results from the passage of time between the invoicing of customers under these contracts and the ultimate collection of customer payments against such invoices. Because the contract is denominated in a currency other than the subsidiary's local currency, the Company recognizes a receivable at the time of invoicing at the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared until the payment from the customer is received will result in the Company receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable established. This difference is recognized by the Company as a foreign currency transaction gain or loss, as applicable, and is reported in other income (expense) in the consolidated statements of operations.

The Company's consolidated financial statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting consolidated financial statements. The Company's foreign subsidiaries translate their financial results from local currency into U.S. dollars as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end-of-period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner affects the shareholders' equity account, referred to as the foreign currency translation adjustment account. This account exists only in the foreign subsidiary's U.S. dollar balance sheet and is necessary to keep the foreign balance sheet stated in U.S. dollars in balance. Foreign currency translation adjustments, reported as a separate component of shareholders' equity were ($3.8) million at December 31, 2001 compared to ($2.9) at December 31, 2000.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" that requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company has adopted SFAS No. 141, and the adoption did not have an impact on the Company's results of operations or its financial position.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" that requires that all intangible assets determined to have an indefinite useful life no longer be amortized, but instead be reviewed at least annually for impairment. The Company will adopt SFAS No. 142 as of January 1, 2002, as required. The adoption of SFAS No. 142 is expected to reduce goodwill amortization expense by approximately $3.2 million annually ($2.5 million on an after-tax basis), and result in additional earnings per share of approximately $0.20. The Company will analyze goodwill for impairment at the reporting level during the first quarter of 2002 and, at a minimum, on an annual basis going forward.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" and certain provisions of APB Opinion No. 30, "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company intends to adopt SFAS No. 144 as of January 1, 2002, as required, and does not believe the adoption will have a material impact on our consolidated financial statements.

In November 2001, the FASB issued Topic D-103, "Income Statement
Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred." Topic D-103 requires reimbursements for out-of-pocket expenses incurred to be characterized as revenue and expenses in the income statement. Currently, reimbursements for out-of-pocket expenses and payments to investigators are excluded from direct costs and net revenues. The Company is in the process of evaluating the impact that Topic D-103 will have on the consolidated financial statements.

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

Statements concerning expected financial performance, on-going business strategies and possible future action that the Company intends to pursue to achieve strategic objectives constitute forward-looking information. Implementation of these strategies and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors. Factors which could cause actual performance to differ materially from these forward-looking statements include, without limitation, factors discussed in conjunction with a forward-looking statement, changes in general economic conditions, competitive factors, outsourcing trends in the pharmaceutical industry, the Company's ability to manage growth and to continue to attract and retain qualified personnel, the Company's ability to complete additional acquisitions and to integrate newly acquired businesses, the Company's ability to penetrate new markets, competition and consolidation within the industry, the ability of joint-venture businesses to be integrated with the Company's operations, the fixed-price nature of contracts or the loss of large contracts, cancellation or delay of projects, the progress of ongoing projects, cost overruns, the Company's sales cycle, the ability to maintain large customer contracts or to enter into new contracts, the effects of exchange rate fluctuations, and the other risk factors set forth in the Company's SEC filings, copies of which are available upon request from the Company's investor relations department. No assurance can be given that the Company will be able to realize the net revenues included in backlog and verbal awards. The Company believes its backlog and verbal awards are not necessarily meaningful indicators of future results.

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
(In thousands, except per share data)
FOR THE YEARS ENDED DECEMBER 31,             2001          2000          1999
-------------------------------------------------------------------------------

NET REVENUES                              $ 154,302     $ 120,487     $ 117,151
Costs and expenses:
    Direct costs                             93,729        74,077        61,032
    Selling, general and administrative      44,047        39,249        37,316
    Depreciation and amortization             9,988         7,930         6,731
    Employee severance and other costs         (766)        2,980
--------------------------------------------------------------------------------
                                            146,998       124,236       105,079

INCOME (LOSS) FROM OPERATIONS                 7,304        (3,749)       12,072
Other income (expense):
    Interest income                             903           988         1,059
    Interest expense                           (877)         (643)         (367)
    Other                                        23          (292)          (67)
--------------------------------------------------------------------------------
                                                 49            53           625

Income (loss) before income taxes             7,353        (3,696)       12,697
Income taxes                                  3,147        (1,566)        4,968
--------------------------------------------------------------------------------
NET INCOME (LOSS)                         $   4,206     $  (2,130)    $   7,729
Income (loss) per share data:
Basic:
    Net income (loss) per share           $    0.34     $   (0.18)    $    0.69
--------------------------------------------------------------------------------
    Weighted average shares                  12,251        11,708        11,251
Diluted:
    Net income (loss) per share           $    0.33     $   (0.18)    $    0.65
--------------------------------------------------------------------------------
    Weighted average shares                  12,858        11,708        11,826


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------
(In thousands, except share data)
DECEMBER 31,                                                                       2001          2000
--------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                                   $   6,016     $   6,709
    Available-for-sale securities                                                  19,508        17,851
    Accounts receivable                                                            53,124        40,817
    Unreimbursed investigator and project costs                                     6,487         5,426
    Other current assets                                                            5,305         7,052
--------------------------------------------------------------------------------------------------------
         Total current assets                                                      90,440        77,855
    Property and equipment, net                                                    16,407        15,103
    Goodwill, net                                                                  86,094        73,077
    Other assets                                                                   11,110        10,484
--------------------------------------------------------------------------------------------------------
         TOTAL ASSETS                                                           $ 204,051     $ 176,519

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Current portion of obligations under capital leases                         $     660     $     674
    Amounts outstanding under credit facilities                                    14,195         1,600
    Trade payables                                                                  6,502         5,268
    Advances against investigator and project costs                                 3,063         1,736
    Advance billings                                                               15,888        16,342
    Other accrued liabilities                                                      13,468        12,839
--------------------------------------------------------------------------------------------------------
         Total current liabilities                                                 53,776        38,459

Obligations under capital leases, less current portion                              1,362           472
Deferred income taxes payable                                                       5,954         4,203
Other liabilities                                                                     652           515
--------------------------------------------------------------------------------------------------------
         Total liabilities                                                         61,744        43,649

Commitments and contingencies
Shareholders' equity:
    Preferred stock--no par value; 100,000 shares authorized; none issued and outstanding
    Common stock--no par value; 45,000,000 shares authorized;
       12,399,406 and 11,763,307 shares issued and 12,382,126 and 11,763,307
       outstanding at December 31, 2001 and 2000, respectively                         75            75
    Additional paid-in capital                                                    128,986       122,725
    Retained earnings                                                              17,322        13,116
    Accumulated other comprehensive loss:
         Net unrealized holding gain (losses) on available for sale securities         35          (117)
         Foreign currency translation adjustment                                   (3,761)       (2,929)
--------------------------------------------------------------------------------------------------------
         Total accumulated other comprehensive loss                                (3,726)       (3,046)
--------------------------------------------------------------------------------------------------------
    Less: cost of common stock held in treasury, 17,280 and 0 shares at
       December 31, 2001 and 2000 respectively                                       (350)
--------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                               142,307       132,870
--------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $ 204,051     $ 176,519


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
                                                  common stock
                                                  ------------
                                                                                              accumulated                   compre-
                                                                  additional                     other        total         hensive
(In thousands, except share data)                number            paid-in  treasury retained comprehensive shareholders'   income
                                               of shares   amount  capital    stock  earnings  income (loss)  equity        (loss)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1999                        10,955,390  $ 75  $ 114,426          $  7,517   $     482   $ 122,500
Net income                                                                              7,729                   7,729     $   7,729
Other comprehensive income:
    Foreign currency translation adjustment                                                        (2,349)     (2,349)       (2,349)
    Net unrealized holding gains on
       available for sale securities, net of tax                                                     (483)       (483)         (483)
    Reclassification adjustment for holding
       gains included in net income, net of tax                                                       131         131           131
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                      $   5,028
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common Stock for investment
  and acquisitions                                 423,792            5,275                                     5,275
Shares issued under stock plans                    110,136              702                                       702
Income tax benefit from exercise
  of stock options                                                      141                                       141
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                      11,489,318    75    120,544            15,246      (2,219)    133,646
Net loss                                                                               (2,130)                 (2,130)    $  (2,130)
Other comprehensive income:
Foreign currency translation adjustment                                                            (1,144)     (1,144)       (1,144)
Net unrealized holding gains on
  available-for-sale securities, net of tax                                                           297         297           297
Reclassification adjustment for holding
  losses included in net income, net of tax                                                            20          20            20
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                                                                                        $  (2,957)
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common Stock for acquisition            78,500              742                                       742
Issuance of Common Stock in connection
  with prior acquisition                           124,473            1,040                                     1,040
Shares issued under stock plans                     71,016              377                                       377
Income tax benefit from exercise
  of stock options                                                       22                                        22
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                      11,763,307    75    122,725            13,116      (3,046)    132,870

The accompanying notes are an integral part of these consolidated financial statements.

                                                  common stock
                                                  ------------
                                                                                              accumulated                   compre-
                                                                  additional                     other        total         hensive
(In thousands, except share data)                number            paid-in  treasury retained comprehensive shareholders'   income
                                               of shares   amount  capital    stock  earnings  income (loss)  equity        (loss)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                              4,206                 4,206      $   4,206
Other comprehensive income:
Foreign currency translation adjustment                                                            (832)       (832)          (832)
Net unrealized holding gains on
  available for sale securities, net of tax                                                         147         147            147
Reclassification adjustment for holding
  losses included in net income, net of tax                                                           5           5              5
-----------------------------------------------------------------------------------------------------------------------------------
    Comprehensive income                                                                                                  $  3,526
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common Stock from acquisition        374,665             3,873                                    3,873
Issuance of Common Stock in connection with
  prior acquisition                               84,450               796                                      796
Shares issued under stock plans                  176,984             1,197                                    1,197
Income tax benefit from exercise
  of stock options and stock purchase plan                             395                                      395
Treasury stock transaction                       (17,280)                      (350)                           (350)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                    12,382,126   $ 75  $ 128,986    $(350) $ 17,322   $(3,726)  $ 142,307


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------
(In thousands)
FOR THE YEARS ENDED DECEMBER 31,                                           2001        2000       1999
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                                  $  4,206    $ (2,130)   $  7,729
    Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
    Depreciation and amortization                                         9,988       7,930       6,731
    Deferred income taxes                                                   382      (1,013)      2,355
    Other                                                                    25         227          88
    Changes in operating assets and liabilities, net of effects from acquisitions:
         Accounts receivable                                            (10,789)     10,332     (20,606)
         Other current assets                                             2,785        (617)       (481)
         Other assets                                                      (105)       (329)        (74)
         Investigator and project costs                                     252       2,717      (4,132)
         Trade payables                                                   1,262        (119)        597
         Advance billings                                                  (275)      1,637       2,574
         Accrued liabilities and other                                    1,882       2,117         184
-------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                       9,613      20,752      (5,035)
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of available for sale securities                           (40,587)                (20,244)
    Proceeds from sale and maturity of available for sale securities     39,272       2,100      41,137
    Acquisitions of property and equipment                               (4,425)     (4,760)     (6,557)
    Additions to internally developed software                           (3,061)     (2,405)     (4,215)
    Acquisitions of businesses, less cash acquired                      (10,822)     (1,825)    (20,727)
    Additional purchase price paid in connection with prior
     acquisition                                                         (2,144)     (2,680)
    Other investments                                                        (5)       (724)     (1,305)
-------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                   (21,772)    (10,294)    (11,911)
CASH FLOWS FROM FINANCING ACTIVITIES
    Net proceeds (repayments) under credit facility                      12,630      (7,148)      8,700
    Proceeds from issuance of Common Stock                                  656          31          90
    Amounts payable - book overdraft                                       (665)     (1,430)      1,340
    Payments on capital lease obligations                                  (850)       (717)       (934)
    Debt issue costs                                                        (14)        (95)
-------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                      11,757      (9,359)      9,196
    Effects of exchange rates on cash and cash equivalents                 (291)       (110)       (510)
-------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       (693)        989      (8,260)
Cash and cash equivalents
    Beginning of year                                                     6,709       5,720      13,980
-------------------------------------------------------------------------------------------------------
    END OF YEAR                                                        $  6,016    $  6,709    $  5,720
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid during the year for interest                             $    714    $    654    $    431
    Cash paid (received) during the year for income taxes              $   (535)   $    780    $  1,905


The accompanying notes are an integral part of these consolidated financial statements.

                                                                              31
--------------------------------------------------------------------------------
(In thousands)

FOR THE YEARS ENDED DECEMBER 31,                                                 2001       2000       1999
--------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
  Acquisition of equipment under capital leases                               $  1,735    $    374    $     20
  Issuance of Common Stock in connection with investment                                              $    371
  Amounts accrued for additional consideration
    pursuant to acquisition agreement (note 12)                               $  2,976    $  2,976    $  4,000
  Issuance of Common Stock in connection with employee stock purchase plan$        488    $    322    $    502
  Treasury stock acquired in escrow settlement                                $   (350)
  Acquisitions of businesses:
  Fair value of assets acquired                                               $ 16,507    $  3,185    $ 29,748
  Fair value of liabilities assumed or incurred                                 (1,812)       (618)     (4,117)
  Stock issued                                                                  (3,873)       (742)     (4,904)
--------------------------------------------------------------------------------------------------------------
  NET CASH PAYMENTS                                                          $  10,822    $  1,825    $ 20,727


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Kendle International Inc. (the Company) is an international contract research organization (CRO) providing integrated clinical research services, including clinical trial management, clinical data management, statistical analysis, medical writing and regulatory consultation, on a contract basis to the pharmaceutical and biotechnology industries. The Company also provides organizational, meeting management and publication services to professional associations and pharmaceutical companies through its subsidiary, Health Care Communications, Inc. (HCC). The Company has operations in North America, Europe, Asia and Australia.

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

Available-for-Sale Securities

Investments purchased with initial maturities greater than three months are classified as available-for-sale securities and consist of highly liquid debt securities. These securities are stated in the consolidated financial statements at market value. Realized gains and losses are included in the consolidated statements of operations, calculated based on a specific identification basis. Unrealized gains and losses, net of tax, are reported as a separate component of shareholders' equity.

Revenue Recognition

Revenues are earned by performing services primarily under fixed-price contracts. Net revenues from contracts are generally recognized on the percentage-of-completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustment to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and could result in a material change. Work is also performed under time-and-materials contracts, recognizing revenue as hours are worked based on the hourly billing rate for each contract. Additionally, the Company recognizes revenue under units-based contracts as units are completed multiplied by the contract per-unit price.

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

Concentration of Credit Risk

Accounts receivable represent amounts due from customers who are concentrated mainly in the pharmaceutical and biotechnology industries. The concentration of credit risk is subject to the financial and industry conditions of the Company's customers. The Company does not require collateral or other securities to support customer receivables. The Company monitors the creditworthiness of its customers and credit losses have been immaterial and consistent with management's expectations. Management considers the likelihood of material credit risk exposure as remote. Refer to Note 16 for additional information regarding revenue concentration.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed over estimated useful lives of two to ten years using the straight-line method. Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and the related accumulated depreciation are relieved and any gains or losses are reflected in operations.

Equipment under capital leases is recorded at the present value of future minimum lease payments and is amortized over the estimated useful lives of the assets, not to exceed the terms of the related leases. Accumulated amortization on equipment under capital leases was $3.0 million and $2.4 million at December 31, 2001 and 2000, respectively.

Internally Developed Software

The Company capitalizes costs incurred to internally develop software used primarily in the Company's proprietary clinical trial and data management and amortizes these costs on a straight-line basis over the estimated useful life of the product, not to exceed five years. Unamortized software costs included in the consolidated balance sheets at December 31, 2001 and 2000 were $11.7 million and $8.6 million, respectively. The related accumulated amortization at December 31, 2001 and 2000 was $3.7 million and $1.6 million, respectively.

Goodwill

Goodwill acquired in the Company's acquisitions is being amortized on a straight-line basis over a thirty-year period. Upon adoption of SFAS No. 142, (see New Accounting Pronouncements) as of January 1, 2002 goodwill will no longer be amortized. Goodwill will be evaluated on an annual basis for impairment at the reporting unit level. Such evaluation is based on a two-step test starting with comparison of the carrying amount of the reporting unit to the fair value of the reporting unit. If the carrying amount of the unit's goodwill exceeds the fair value, an impairment loss will be recognized for the excess. Accumulated amortization of goodwill was $9.4 million and $6.4 million at December 31, 2001 and 2000, respectively.

Investigator and Project Costs

In addition to various contract costs previously described, the Company incurs costs, in excess of contract amounts, which are reimbursable by its customers. Such pass-through costs incurred, but not yet reimbursed, are generally excluded from direct costs and net revenues and are reflected as a current asset in the accompanying consolidated balance sheets. Advances from customers for pass-through costs not yet incurred are reflected as a current liability. Such costs and reimbursement for such costs that were excluded from direct costs and net revenues and totaled $38.6 million, $36.2 million and $33.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Net Income (Loss) Per Share Data

Net income (loss) per basic share is computed using the weighted average common shares outstanding. Net income (loss) per diluted share is computed using the weighted average common shares and potential common shares outstanding.

The weighted average shares used in computing net income (loss) per diluted share have been calculated as follows:


--------------------------------------------------------------------------------
(in thousands)                                            2001    2000    1999
--------------------------------------------------------------------------------
Weighted average common shares outstanding              12,251  11,708  11,251
Stock options                                              584             507
Contingently issuable shares                                23              68
--------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES                                 12,858  11,708  11,826


For additional disclosure regarding the contingently issuable shares, see Note 12, Acquisitions.

Options to purchase approximately 739,000 and 398,000 shares of common stock were outstanding during 2001 and 1999 respectively, but were not included in the computation of earnings per diluted share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

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

Stock Options

The Company accounts for stock options issued to associates in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes expense based on the intrinsic value of the options. The Company has adopted disclosure requirements of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," which requires compensation expense to be disclosed based on the fair value of the options granted at the date of grant. For additional disclosure regarding the effect of SFAS 123, see Note 9.

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

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" that requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company has adopted SFAS No. 141, and the adoption did not have an impact on the Company's results of operations or its financial position.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" that requires that all intangible assets determined to have an indefinite useful life no longer be amortized, but instead be reviewed at least annually for impairment. The Company will adopt SFAS No. 142 as of January 1, 2002, as required. The adoption of SFAS No. 142 is expected to reduce goodwill amortization expense by approximately $3.2 million annually ($2.5 million on an after-tax basis), and result in additional earnings per share of approximately $0.20. The Company will analyze goodwill for impairment at the reporting level during the first quarter of 2002 and, at a minimum, on an annual basis going forward.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" and certain provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company intends to adopt SFAS No. 144 as of January 1, 2002, as required, and does not believe the adoption will have a material impact on our consolidated financial statements.

In November 2001, the FASB issued Topic D-103, "Income Statement
Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred." Topic D-103 requires reimbursements for out-of-pocket expenses incurred to be characterized as revenue and expenses in the income statement. Currently, reimbursements for out-of-pocket expenses and payments to investigators are excluded from direct costs and net revenues. The Company is in the process of evaluating the impact that Topic D-103 will have on the consolidated financial statements.

2.  AVAILABLE-FOR-SALE SECURITIES:
The fair value of available-for-sale securities is estimated based on quoted market prices. Information related to the Company's available-for-sale securities at December 31, 2001 and 2000 is as follows:

--------------------------------------------------------------------------------------------------------------------
                                                                       amortized       unrealized           fair
  (In thousands)                                                          cost         gain (loss)          value
--------------------------------------------------------------------------------------------------------------------
  2001:
  Debt securities:
  Mortgage-backed securities                                           $  19,450         $    58         $  19,508
--------------------------------------------------------------------------------------------------------------------
  2000:
  Debt securities:
  Municipal securities                                                 $  18,047         $  (196)         $ 17,851

At December 31, 2001 all debt securities have contractual maturities of one year or less.

Proceeds from the sales or maturities of investments in securities were $39.3 million, $2.1 million and $41.1 million in 2001, 2000 and 1999, respectively. Gross losses realized on these sales were approximately $8,500, $33,000 and $218,000 during 2001, 2000 and 1999, respectively.

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, available-for-sale securities, amounts outstanding under credit facility, and notes payable, approximate their fair value.

4.  ACCOUNTS RECEIVABLE:

Accounts receivable are billed when certain milestones defined in customer contracts are achieved. All unbilled accounts receivable are expected to be collected within one year.

--------------------------------------------------------------------------------------------------------------------
   (In thousands)
   December 31,                                                               2001              2000
--------------------------------------------------------------------------------------------------------------------
  Billed                                                                   $  25,740        $  20,465
  Unbilled                                                                    27,384           20,352
--------------------------------------------------------------------------------------------------------------------
                                                                           $  53,124        $  40,817

5.  PROPERTY AND EQUIPMENT:

Property and equipment is summarized as follows:

--------------------------------------------------------------------------------------------------------------------
 (In thousands)
 DECEMBER 31,                                                                2001           2000
--------------------------------------------------------------------------------------------------------------------
  Furnishings, equipment and other                                                     $  28,372        $  22,994
  Equipment under capital leases                                                           3,886            3,577
  Less: accumulated depreciation and amortization                                        (15,851)         (11,468)
--------------------------------------------------------------------------------------------------------------------
 Property and equipment, net                                                           $  16,407        $  15,103

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was $4.2 million, $3.7 million and $3.1 million, respectively.

6.  OTHER ACCRUED LIABILITIES:

Other accrued liabilities at December 31, 2001 and 2000 consisted of the following:

--------------------------------------------------------------------------------------------------------------------
  (In thousands)
  DECEMBER 31,                                                                2001           2000

  Accrued compensation and related payroll withholdings and taxes        $   5,082        $   3,587
  Amounts payable - book overdraft                                             503            1,234
  Amounts accrued for contingent consideration pursuant to acquisition
    agreement (Note 12)                                                      2,976            2,976
  Other                                                                      4,907            5,042
--------------------------------------------------------------------------------------------------------------------
                                                                         $  13,468        $  12,839

7.  DEBT:

The Company has two Senior Credit Facilities (the Credit Facilities). The Credit Facilities are composed of a $35.0 million revolving credit loan that expires in October 2003 and a $5.0 million Multicurrency Facility that is renewable annually and is used in connection with the Company's European operations. The $35.0 million facility bears interest at a rate equal to either (a) LIBOR plus the Applicable Percentage (as defined) or (b) the higher of the Federal Funds Rate plus 0.5%,plus the Applicable Margin or the Bank's prime rate. The $5.0 million facility is composed of a euro overdraft facility up to the equivalent of $3.0 million and a sterling overdraft facility up to the equivalent of $2.0 million. The Multicurrency Facility bears interest at a rate equal to either (a) the rate published by the European Central Bank plus a margin (as defined) or
(b) the bank's Base Rate (as determined by the bank having regard to prevailing market rates) plus a margin (as defined). The facilities contain various restrictive financial covenants, including the maintenance of certain fixed coverage and leverage ratios and minimum net worth levels. At December 31, 2001, $10.0 million was outstanding under the $35 million loan and $4.2 million was outstanding under $5.0 million Multicurrency loan. Interest is payable on the $10.0 million outstanding at a weighted average rate of 3.8% and on the $4.2 million at a weighted average rate of 4.6%.

8.  EMPLOYEE SEVERANCE AND OTHER COSTS:

In order to bring its cost structure more in line with revenue projections, in the second quarter of 2000 the Company announced a plan to eliminate approximately 125 full-time positions globally. Through December 31, 2001 the Company had completed the workforce reduction program, and eliminated approximately 125 positions. In connection with the workforce reduction, the Company recorded a pre-tax charge of approximately $3.0 million ($1.8 million net of tax) in the second quarter of 2000, consisting primarily of severance, outplacement, other employee benefit costs, and facility related charges. In the fourth quarter of 2001,the Company completed the initiative, and recorded $766,000 of pre-tax income ($460,000 net of tax) to reflect lower-than-anticipated costs associated with the program. The remaining liability of $293,000 will be used primarily for facility-related obligations that will be paid out over the next few years.


--------------------------------------------------------------------------------------------------------------------
                                                     employee
                                                   severance and
  (In thousands)                                    outplacement     facilities            other             total
--------------------------------------------------------------------------------------------------------------------
Amount accrued originally                             $1,270            $1,181            $  529            $2,980
Amount paid                                              882               607               179             1,668
Non-cash charges                                                           172                81               253
Adjustment to original liability                         388               159               219               766
--------------------------------------------------------------------------------------------------------------------
Liability at December 31, 2001                        $    0            $  243            $   50            $  293

9.  EMPLOYEE BENEFIT PLANS:

401(k) PLAN

The Company maintains a 401(k) retirement plan covering substantially all U.S. associates who have completed at least six months of service and meet minimum age requirements. In 1999, 2000 and the first half of 2001,the Company made a matching contribution of 25% of each participant's contribution of up to 6% of salary. In the second half of 2001,the matching contribution was increased to 50% of each participant's contribution of up to 6% of salary. The Company's matching contributions to this plan totaled approximately $570,000, $277,000 and $306,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

EMPLOYEE STOCK PURCHASE PLAN

The company maintains an Employee Stock Purchase Plan (the Purchase Plan) which is intended to provide eligible employees an opportunity to acquire the Company's Common Stock. Participating employees have the option to purchase shares at 85% of the lower of the fair market value of the Common Stock on the first or last day of the Purchase Period. The Purchase Period is defined as the twelve month period beginning on July 1 of each year. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended. The Board of Directors has reserved 500,000 shares of Common Stock for issuance under the Purchase Plan. During 2001, 2000 and 1999, respectively, 60,579,47,740 and 46,747 shares were purchased under the Purchase Plan. At December 31, 2001, 344,934 shares were available for issuance under the Purchase Plan.

INCENTIVE STOCK OPTION AND STOCK INCENTIVE PLAN

In 1997,the Company established a plan that provides for the grant of up to 1,000,000 options to acquire the companies Common Stock, consisting of both incentive and non-qualified stock options (the 1997 Plan). In April 2000, shareholders approved an amendment to the 1997 Plan increasing the number of stock options that can be granted to 3,000,000. Participation in the 1997 Plan is at the discretion of the Board of Director's Compensation Subcommittee, which is responsible for administration of the Plan. The exercise price of incentive stock options granted under the 1997 Plan must be no less than the fair market value of the Common Stock, as determined under the 1997 Plan provisions, at the date the option is granted (110% of fair market value for shareholders owning more than 10% of the Company's Common Stock). The exercise price of non-qualified stock options must be no less than 95% of the fair market value of the Common Stock at the date the option is granted. The vesting provisions of the options granted under the 1997 Plan are determined at the discretion of the Compensation Subcommittee of the Board of Directors. The options generally expire either 90 days after termination of employment or, if earlier, ten years after date of grant. No options can be granted after August 2007. The Company has reserved 3,000,000 shares of Common Stock for the 1997 Plan, of which 1,449,210 are available for grant at December 31, 2001.

The 1997 Plan replaced a similar plan under which 432,866 options were outstanding at December 31, 2001.

Aggregate stock option activity during 2001, 2000, and 1999 was as follows:

----------------------------------------------------------------------------------------------------------
                                                                                             weighted
                                                                                         average exercise
                                                                    shares                     price
----------------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT 1/1/99                                      1,115,233                $   10.06
 Granted                                                             372,800                    12.37
 Canceled                                                            (70,668)                   20.75
 Exercised                                                           (61,647)                    1.40
----------------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT 12/31/99                                    1,355,718                    10.50
 Granted                                                             508,900                     8.77
 Canceled                                                           (267,956)                   13.52
 Exercised                                                           (20,630)                    1.51
----------------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT 12/31/00                                    1,576,032                     9.56
 Granted                                                             774,680                    18.29
 Canceled                                                           (310,390)                   12.83
 Exercised                                                          (112,330)                    5.56
----------------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT 12/31/01                                    1,927,992                $   12.62

The weighted average fair value of the options granted in 2001, 2000 and 1999 was estimated as $16.97,$6.34 and $9.30, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

---------------------------------------------------------------------------------------------------------------------
                                                                     2001                 2000                   1999
---------------------------------------------------------------------------------------------------------------------
Expected dividend yield                                                0%                   0%                     0%
Risk-free interest rate                                              4.7%                 6.4%                   5.0%
Expected volatility                                                 67.4%                75.6%                  63.5%
Expected holding period                                           6.4 yrs.               7 yrs.                 7 yrs.

OPTIONS OUTSTANDING
---------------------------------------------------------------------------------------------------------------------
                                                                weighted average
         range of                                                   remaining                      weighted
         exercise                outstanding at                    contractual                 average exercise
          price                December 31, 2001                      life                           price
---------------------------------------------------------------------------------------------------------------------
      $ 0.91 -  $ 3.10                  432,866                        4.5                      $     1.52
      $ 6.20 -  $ 9.30                  304,340                        8.4                            8.55
      $ 9.31 -  $12.40                  160,296                        7.8                           10.33
      $12.41 -  $15.50                  271,850                        7.4                           13.54
      $15.51 -  $21.70                  607,260                        9.4                           19.87
      $21.71 -  $31.00                  151,380                        6.6                           24.24

OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------------------------------
             range of                       options exercisable                  weighted-average
          exercise price                   at December 31, 2001                   exercise price
---------------------------------------------------------------------------------------------------------------------
           $ 0.91  - $ 3.10                               305,899                                $     1.40
           $ 6.20  - $ 9.30                                60,220                                      8.52
           $ 9.31  - $12.40                                52,156                                     10.36
           $12.41  - $15.50                               107,400                                     14.31
           $15.51  - $21.70                                40,720                                     27.68
           $21.71  - $31.00                                88,192                                     24.23

Had the Company adopted SFAS No.123,"Accounting for Stock-Based Compensation," for expense recognition purposes, the amount of compensation expense that would have been recognized in 2001, 2000 and 1999 would have been $3.6 million, $2.6 million and $2.0 million respectively. The Company's pro-forma net income and pro-forma net income per diluted share for 2001, 2000,and 1999 would have been reduced to the amounts below:

---------------------------------------------------------------------------------------------------------------------
  (In thousands, except per share data)                                    2001           2000            1999
---------------------------------------------------------------------------------------------------------------------
  Net income (loss)
   As reported                                                     $    4,206        $  (2,130)        $   7,729
   Pro forma                                                            1,575           (3,846)            6,159
  Net income (loss) per diluted share
   As reported                                                           0.33            (0.18)             0.65
   Pro forma                                                             0.12            (0.33)             0.52

PROTECTIVE COMPENSATION AND BENEFIT AGREEMENTS

The Company has entered into Protective Compensation and Benefit Agreements with certain associates, including all Executive Officers of the Company. These Agreements, subject to annual review by the Company's Board of Directors, expire on December 31, 2002, and will be automatically extended in one year increments unless canceled by the Company. These Agreements provide for specified benefits in the event of a change in control, as defined in the Agreements. At December 31,2001,the maximum amount which could be required to be paid under these Agreements, if such events occur, is approximately $6.4 million.

10. LEASES:

The Company leases facilities, office equipment and computers under agreements which are classified as capital and operating leases. The leases have initial terms which range from two to seven years. Future minimum payments, by year and in the aggregate, net of sublease income, under non-cancelable capital and operating leases with initial or remaining terms of one year or more, are as follows at December 31, 2001:

-------------------------------------------------------------------------------------------------------------
                                                                              capital               operating
  (in thousands)                                                               leases                 leases
-------------------------------------------------------------------------------------------------------------
  2002                                                                     $    753                $  6,448
  2003                                                                          598                   5,545
  2004                                                                          521                   4,132
  2005                                                                          289                   3,554
  2006                                                                           36                   1,760
  Thereafter                                                                                          1,451
-------------------------------------------------------------------------------------------------------------
  Total minimum lease payments                                                2,197                $ 22,890
  Amounts representing interest                                                (175)
-------------------------------------------------------------------------------------------------------------
  Present value of net minimum lease payments                                 2,022
  Current portion                                                               660
-------------------------------------------------------------------------------------------------------------
  Obligations under capital leases, less current portion                   $  1,362

The Company expects rental income from subleases of approximately $0.4 million per year from 2002 through 2005 and $0.1 million in 2006 based on a sublease agreement executed in June 2000.

Rental expense under operating leases for 2001, 2000 and 1999 was $6.1 million, $5.6 million and $4.9 million, respectively.

11. INCOME TAXES:

The provision for income taxes for the years ended December 31, 2001, 2000 and 1999, is as follows:

----------------------------------------------------------------------------------------------------------------------
  (In thousands)                                                  2001                   2000                   1999
----------------------------------------------------------------------------------------------------------------------
 Current:
 Federal                                                        $ 1,604                $(1,060)               $ 1,845
 State and local                                                    233                    (77)                   171
 Foreign                                                            540                    203                    219
----------------------------------------------------------------------------------------------------------------------
  Subtotal                                                        2,377                   (934)                 2,235

 Deferred:
 Federal                                                            944                    107                  1,850
 State and local                                                   (288)                  (632)                   443
 Foreign                                                           (274)                  (488)                    62
----------------------------------------------------------------------------------------------------------------------
  Subtotal                                                          382                 (1,013)                 2,355

 Benefit applied to reduce goodwill                                 388                    381                    378
----------------------------------------------------------------------------------------------------------------------
Total provision                                                 $ 3,147                $(1,566)               $ 4,968

The sources of income (loss) before income taxes are presented as follows:

----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                  2001                    2000                   1999
----------------------------------------------------------------------------------------------------------------------
United States                                                   $ 9,225                $(2,284)               $13,301
Foreign                                                          (1,872)                (1,412)                  (604)
----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                               $ 7,353                $(3,696)               $12,697

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate of 35% as set forth below:

----------------------------------------------------------------------------------------------------------------------
                                                                2001                   2000                   1999
----------------------------------------------------------------------------------------------------------------------
Income tax expense at the U.S. federal statutory rate           35.0%                  35.0%                  35.0%
Effects of foreign taxes, net of foreign tax credits             7.6                   (5.6)                   3.9
State and local income taxes, net of federal benefit            (1.3)                   7.4                    3.5
Tax-exempt interest income                                      (1.5)                   7.2                   (3.2)
Non-deductible goodwill amortization                             1.8
Other                                                            1.2                   (1.6)                   (.1)
----------------------------------------------------------------------------------------------------------------------
Total                                                           42.8%                  42.4%                  39.1%

A provision has not been made for U.S. or additional foreign taxes on the undistributed portion of earnings of foreign subsidiaries as those earnings have been permanently reinvested. The undistributed earnings of foreign subsidiaries approximate $1.7 million.

Components of the Company's net deferred tax asset and liability included in the consolidated balance sheet at December 31, 2001 and 2000 are as follows:

--------------------------------------------------------------------------------------------------------------------
  (In thousands)                                                                       2001                 2000
--------------------------------------------------------------------------------------------------------------------

  DEFERRED TAX ASSETS:
  Compensation and employee benefits                                                 $  369                 $  106
  Accrued expenses and other future deductible items                                    639                    876
  Operating loss carryforward                                                         2,390                  1,166
  Tax benefit of unrealized losses                                                                              78
  Deferred state income taxes                                                           420                    255
  Capital loss carryforward                                                             158                    155
  Foreign tax credit carryforward                                                       287
  Other                                                                                  34
--------------------------------------------------------------------------------------------------------------------
  TOTAL DEFERRED TAX ASSETS                                                           4,297                  2,636

  Deferred tax liabilities:
  Software costs                                                                      3,429                  3,003
  Depreciation                                                                          903                      1
  Intangible assets                                                                   2,248                  1,638
  Unrealized foreign exchange gains                                                     244                    214
  Change of tax accounting method                                                       479
  Tax cost of unrealized gains                                                           23
--------------------------------------------------------------------------------------------------------------------
  TOTAL DEFERRED TAX LIABILITY                                                        7,326                  4,856
--------------------------------------------------------------------------------------------------------------------
  TOTAL NET DEFERRED TAX LIABILITY                                                   $3,029                 $2,220

Of the deferred tax asset for operating loss carryforward of $2.4 million, $1.1 million relates to amounts that can be carried forward indefinitely, and $1.3 million relates to amounts that expire at various times from 2005 to 2020.Of the deferred tax asset for capital loss carryforward of $158,000, $140,000 will expire in 2005,$14,000 will expire in 2006, and $4,000 will expire in 2007. The deferred tax asset for foreign tax credit carryforward of $287,000 will expire in 2007.

The Company believes that it will have sufficient operating income and capital gains to utilize the loss carryforwards before their expiration and, accordingly, no valuation allowances have been recorded. Likewise, the Company believes that it will be able to utilize the foreign tax credit carryforward before its expiration and, accordingly, no valuation allowance has been recorded.

Income tax benefits related to stock option exercises and the employee stock purchase plan were $395,000, $22,000 and $141,000 for 2001, 2000 and
1999, respectively, and have been shown as increases to additional paid-in capital.

The income tax costs (benefits) related to unrealized gains and losses in other comprehensive income components of shareholders' equity were $101,000 in 2001, $211,000 in 2000 and ($289,000) in 1999.

12. ACQUISITIONS:

Details of the Company's acquisitions from 1999 through 2001 are listed below. The acquisitions have been accounted for using the purchase method of accounting. The escrow accounts referred to have been established at acquisition date to provide indemnification of sellers' representations and warranties.

Valuation of the Common Stock issued in the 1999-2001 acquisitions was based on an appraisal obtained by the Company which provided for a discount of the shares due to lock-up restrictions and the lack of registration of the shares.

2001:

In February 2001,the Company acquired AAC Consulting Group, Inc., a full service regulatory consulting firm with offices in Rockville, Maryland. Total acquisition costs consisted of approximately $10.9 million in cash and 374,665 shares of the Company's Common Stock. Of the total shares,124,888 shares were placed in an escrow account and have subsequently been released.

2000:

In April 2000,the Company acquired SYNERmedica Pty Ltd., a contract research organization with offices in Melbourne and Sydney, Australia. Total acquisition costs consisted of approximately $2.2 million in cash and 78,500 shares of the Company's Common Stock. The shares were placed in an escrow account,67% of which were released in April 2001 with the remainder to be released in April 2002.

1999:

In August 1999, the Company acquired Specialist Monitoring Services (SMS), a contract research organization located in Crowthorne, United Kingdom. Total acquisition costs consisted of approximately $7.5 million in cash and 141,680 shares of the Company's Common Stock.

In July 1999, the Company acquired Health Care Communications Inc. (HCC), a New Jersey based medical communications company, and HCC Health Care Communications
(1991) Ltd., a Toronto based contract research organization. Total acquisition costs consisted of approximately $5.7 million in cash and 174,559 shares of the Company's Common Stock. Of the total purchase price,$0.5 million in cash and 31,943 shares were placed in an escrow account pursuant to the HCC Purchase Agreement, of which $0.1 million and 17,541 shares were released in July 2000 and the remainder released in July 2001.

The purchase price of HCC has been increased based upon the achievement of certain operating results from acquisition date through December 31, 2001.The purchase price has been increased by $9.6 million as a result of the additional consideration.

In June 1999, the Company acquired ESCLI S.A., a contract research organization located in Paris, France, for approximately $2.7 million in cash.

In January 1999, the Company acquired Research Consultants (International) Holdings Ltd. (IRC), a U.K.-based company. Total acquisition costs consisted of approximately $4.4 million in cash and 87,558 shares of Common Stock.

The following unaudited pro-forma results of operations assume the 2001 and 2000 acquisitions occurred at the beginning of 2000:

----------------------------------------------------------------------------------------------------------------
  (In thousands)                                                             2001                        2000
----------------------------------------------------------------------------------------------------------------
Net revenues                                                              $ 156,182                   $ 131,195
Net income (loss)                                                             4,333                      (1,806)
Net income (loss) per diluted share                                            0.34                       (0.15)
Weighted average shares                                                      12,918                      12,104

The pro-forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated at January 1,2001 and 2000,nor are they necessarily indicative of future operating results.

In 2001,the Company reached an agreement with the sellers relating to the final release of escrow established in connection with a 1998 acquisition. The Company received 17,280 shares of its Common Stock, valued at $350,000, with the remainder of the escrow released to the sellers.

13. INVESTMENT:

In January 1999, the Company acquired a minority interest in Digineer, Inc. (Digineer, formerly Component Software International, Inc.), an internet healthcare consulting and software development company, for approximately $1.6 million in cash and 19,995 shares of the Company's Common Stock valued at approximately $0.3 million. The Company accounts for this investment under the cost method and the investment is classified in Other Assets in the consolidated balance sheet. Concurrent with this transaction, the

Company entered into a Multi-Year Strategic Service Agreement with Digineer whereby the Company could pay Digineer $7.0 million over a four-year period in exchange for strategic software consulting and development services from Digineer. During the first two years of the agreement, the Company was required to pay $3.5 million. The Company reached this minimum fee obligation for the first two years, and in October 2000, the Company exercised its right to terminate the Multi-Year Strategic Service Agreement.

14. RELATED PARTY TRANSACTION:

The Company made payments in 2001, 2000 and 1999 totaling approximately $0.1 million, $0.2 million, and $0.5 million, respectively, to a construction company owned by a relative of the Company's primary shareholder, for construction and renovations at various Company locations.

15. SUBSEQUENT EVENT:

In January 2002, the Company acquired the assets of Clinical and Pharmacologic Research, Inc., a specialist in Phase I studies for the generic drug industry located in Morgantown, West Virginia. Total acquisition costs consisted of approximately $8.0 million cash, 314,243 shares of the Company's common stock, and a $6.0 million convertible subordinated note. The note is convertible to 314,243 shares of the Company's common stock at any time before January 29,2005, the Maturity Date. This acquisition will be accounted for using the purchase method of accounting. The Company has not yet quantified the purchase price allocations. Thus, the amount of goodwill and other indefinite-lived assets recorded with this transaction has not been determined.

16. SEGMENT INFORMATION:

With its July 1999, acquisition of HCC, the Company is managed through two reportable segments, namely, the contract research services group and the medical communications group. The contract research services group constitutes the Company's core business and includes clinical trial management, clinical data management, statistical analysis, medical writing and regulatory/validation consultation and representation. The medical communications group, which includes only HCC, provides organizational, meeting management and publication services to professional organizations and pharmaceutical companies. Overhead costs are included in the contract research services group and have not been allocated.

----------------------------------------------------------------------------------------------------------------
  (In thousands)                                                 2001              2000             1999
----------------------------------------------------------------------------------------------------------------
Net revenues
Contract research services                                   $  146,982        $  114,785        $  114,492
Medical communications                                            7,320             5,702             2,659
----------------------------------------------------------------------------------------------------------------
                                                             $  154,302        $  120,487        $  117,151
Depreciation and amortization
Contract research services                                   $    9,491        $    7,501        $    6,587
Medical communications                                              497               429               144
----------------------------------------------------------------------------------------------------------------
                                                             $    9,988        $    7,930        $    6,731
Income tax
Contract research services                                   $    1,793        $   (2,460)       $    4,428
Medical communications                                            1,354               894               540
----------------------------------------------------------------------------------------------------------------
                                                             $    3,147        $   (1,566)       $    4,968
Net income (loss)
Contract research services                                   $    2,048        $   (3,818)       $    6,952
Medical communications                                            2,158             1,688               777
----------------------------------------------------------------------------------------------------------------
                                                             $    4,206        $   (2,130)       $    7,729
Identifiable assets
Contract research services                                   $  180,964        $  158,150        $  172,542
Medical communications                                           23,087            18,369            11,840
----------------------------------------------------------------------------------------------------------------
                                                             $  204,051        $  176,519        $  184,382

Financial information by geographic area is as follows:

----------------------------------------------------------------------------------------------------------------
  (In thousands)                                                 2001          2000          1999
----------------------------------------------------------------------------------------------------------------
   Net revenues
   North America                                             $  107,200    $   75,563    $   81,883
   Foreign                                                       47,102        44,924        35,268
----------------------------------------------------------------------------------------------------------------
                                                             $  154,302    $  120,487    $  117,151

   Identifiable assets
   North America                                             $  137,642    $  118,869    $  123,935
   Foreign                                                       66,409        57,650        60,447
----------------------------------------------------------------------------------------------------------------
                                                             $  204,051    $  176,519    $  184,382

Net revenues from sponsors that accounted for more than 10% of the Company's consolidated net revenues for 2001, 2000 and 1999 are as follows:

----------------------------------------------------------------------------------------------------------------
                                                               2001           2000            1999
----------------------------------------------------------------------------------------------------------------
  Sponsor A                                                     12%              15%              24%
  Sponsor B                                                     11%              13%               6%
  Sponsor C                                                      3%               8%              18%

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders

Kendle International Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Kendle International Inc. and its subsidiaries at December 31, 2001 and 2000,and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

February 15,2002